UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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2019 Proxy Statement

Notice of Annual Meeting of Shareholders

Thursday, May 23, 2019

TABLE OF CONTENTS

We are furnishing proxy materials, including this proxy statement, in connection with the solicitation of proxies on behalf of the Board of Directors, to be voted at the 2019 Annual Meeting of Shareholders of Unum Group and at any adjournment or postponement thereof. Our proxy materials are first being mailed and made available electronically to shareholders on or about April 11, 2019.

April 11, 2019

Dear Fellow Shareholder:

Our vision at Unum is to be the leading provider of employee benefits products and services. Today more than 36 million workers and their families rely on us for their financial protection, and the $7.2 billion in benefits we paid in 2018 helped safeguard millions of people during some of the most difficult times of their lives.

We continue to make progress toward our vision through strong financial results, consistent operating performance and steady growth across our core businesses. In addition to investing in our existing business, in 2018 we continued to grow our newly-launched dental and vision product lines and further expanded our geographic reach through our acquisition of Pramerica Życie TUiR SA, a leading financial protection provider in Poland.

This progress, and the impact of tax reform enacted in the U.S., translated into another profitable year at Unum. We grew adjusted operating earnings per share (EPS) by more than 20% (the thirteenth consecutive year of EPS growth), increased adjusted operating return on equity and continued to generate significant capital in our core businesses. These accomplishments have further positioned the company for long-term success.

In spite of this performance, we are disappointed that Unum's stock price declined significantly in 2018. We continue to seek to address investors' perception surrounding long-term care policies. The leadership team at Unum has successfully and actively managed our long-term care business for over a decade, and after a deep review last year, increased reserves to reflect our updated estimate of future benefit obligations. We are confident in our ongoing proactive approach to this business, and we believe our analysis sets the standard for disclosure in long-term care. The reserve increase had little impact on Unum's capital plans and overall financial strength, and we expect that, over time, investors' recognition of the performance of the core franchise will ultimately drive long-term shareholder value.

As Board members, we believe that good corporate governance is critical to our shareholders and to Unum's long-term success. We take a thorough approach to governance that assesses performance and risk, demands regulatory compliance, and provides oversight of compensation, investment activity and other financial matters. Additionally, we conduct a regular outreach and engagement program that ensures we receive valuable feedback from shareholders on a variety of topics.

More broadly, we - and the entire leadership team at Unum - recognize the obligations we have to all our key stakeholders, including customers, brokers, employers, regulators and shareholders, and we strive to deliver on those commitments. This focus on doing the right thing and making a difference also guides our approach to sustainability and social responsibility. We advocate for greater access to benefits because the need in our society is real. We work to make our local communities better places to live. We reduce the impact we have on our environment because it improves the quality of the world around us.

Operating with integrity and compassion is deeply embedded in our culture. Our *We Are Unum* principles as well as our Code of Conduct are important guides for how our employees approach their work each day. As a Board, we monitor Unum's culture through feedback from employee engagement surveys, the ethics hotline and other methods to ensure we remain true to our values. We also invest in our people - including striving for inclusion and smart succession planning throughout the organization - because they're the ones who deliver on our promises today and in the years ahead.

All told, 2018 was a good year for Unum. Our focus on enhancing our customer experience, improving our operating effectiveness and expanding our reach into new markets delivered strong financial results and supported the capital needs of our business. As a result, we are confident Unum is well-positioned for the longer-term.

On behalf of the 10,000 employees and entire leadership team at Unum, thank you for your continued support of our company.

Theodore H. Bunting, Jr. E. Michael Caulfield Susan L. Cross Susan D. DeVore

Joseph Echevarria Cynthia L. Egan Kevin T. Kabat Timothy F. Keaney

Gloria C. Larson Richard P. McKenney Ronald P. O'Hanley Francis J. Shammo

NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

DATE: Thursday, May 23, 2019
TIME: 10 a.m. Eastern Daylight Time
LOCATION: Unum Group
2211 Congress Street
Portland, ME 04102
DIRECTIONS: www.unum.com/directions


INTERSTATE
95
unum
Campus
HO3
HO2
HO1
West Entrance
East Entrance
To Airport
Congress Street
Skyway Drive
Johnson Road
EXIT 46

Attending

You will be asked to provide photo identification and appropriate proof of ownership to attend the meeting. You can find more information under "About the Annual Meeting" in the proxy statement.

Who can vote

Shareholders of record of the company's common stock (NYSE: UNM) at the close of business on March 25, 2019, are entitled to vote at the meeting and any adjournments or postponements of the meeting.

Voting Items

- ☑ **Election of Directors** **p. 95**
- ☑ **Advisory Vote to Approve Executive Compensation** **p. 95**
- ☑ **Ratification of Appointment of Independent Public Accounting Firm** **p. 96**

We mailed the proxy statement or a Notice of Internet Availability of Proxy Materials on April 11, 2019.

How to vote

Your vote is important. Please vote as soon as possible by one of the methods shown below. Be sure to have your proxy card, voting instruction form or Notice of Internet Availability in hand and follow the instructions provided. Shareholders of record may vote using any one of the following methods.

Mail

Proxy Services, c/o Computershare Investor Services,
P.O. Box 43126, Providence, Rhode Island 02940-5138

Deadline: Receipt due by close of business day on May 22, 2019

Telephone

1-800-652-VOTE (8683)

Deadline: 2:00 a.m. Eastern Daylight Time, May 23, 2019

Internet

www.envisionreports.com/UNM

Deadline: 2:00 a.m. Eastern Daylight Time, May 23, 2019

In addition to the voting items listed above, shareholders also will transact any other business that may properly come before the meeting. Management will also review the company's 2018 performance and its outlook for the future.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 23, 2019: The proxy statement and annual report to shareholders are available at www.edocumentview.com/UNM.

J. Paul Jullienne
Vice President, Managing Counsel and Corporate Secretary

A NOTE ABOUT NON-GAAP MEASURES

In this proxy statement, we present certain measures of our performance that are not calculated in accordance with generally accepted accounting principles in the United States of America (GAAP). Non-GAAP financial measures exclude or include amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with GAAP. Non-GAAP financial measures should not be viewed as substitutes for the most directly comparable financial measures calculated in accordance with GAAP, which are set forth below:

GAAP MEASURES ($ in millions, except per share data)

	Year Ended December 31		
	2018	*2017*	*2016*
Net Income	$ 523.4	$ 994.2	$ 931.4
Net Income per share*	$ 2.38	$ 4.37	$ 3.95
Total Stockholders' Equity (book value)	$8,621.8	$9,574.9	$8,968.0
Total Stockholders' Equity (book value) per share	$ 40.19	$ 43.02	$ 39.02
Return on Equity	5.8%	10.7%	10.6%

* Assuming dilution

This proxy statement refers to the following non-GAAP financial measures, which we believe are better performance measures and better indicators of the revenue and profitability and underlying trends in our business:

- After-tax adjusted operating income or loss, which excludes realized investment gains or losses, and certain other items, as applicable, which are discussed in "Executive Summary" in Part II Item 7 of our 2018 Annual Report on Form 10-K;

- Adjusted operating return on equity, which is calculated using after-tax adjusted operating income or loss and excludes from equity the unrealized gain or loss on securities and net gain on hedges; and

- Book value per common share, which is calculated excluding accumulated other comprehensive income (AOCI).

Realized investment gains or losses and unrealized gains or losses on securities and net gains on hedges depend on market conditions and do not necessarily relate to decisions regarding the underlying business of our company. Book value per common share excluding certain components of AOCI, certain of which tend to fluctuate depending on market conditions and general economic trends, is an important measure. We also exclude certain other items from our discussion of financial ratios and metrics in order to enhance the understanding and comparability of our operational performance and the underlying fundamentals. We exclude these items as we believe them to be infrequent or unusual in nature, but this exclusion is not an indication that similar items may not recur and does not replace the comparable GAAP measures in the determination of overall profitability.

For a reconciliation of the most directly comparable GAAP measures to the non-GAAP measures, refer to Appendix A to the proxy statement.

PROXY SUMMARY

This summary is intended to highlight certain key information contained in this proxy statement that we believe will assist your review of the business items to be voted on at the 2019 Annual Meeting of Shareholders of Unum Group (the "2019 Annual Meeting"). As it is only a summary, we encourage you to review the full proxy statement, as well as our annual report on Form 10-K for the year ended December 31, 2018 (the "2018 Form 10-K"), for more complete information about these topics.

Key Corporate Governance and Executive Compensation Items

2018 Say-on-Pay Vote and Shareholder Outreach

Our 2018 shareholder advisory vote to approve executive compensation passed with over 95% support. As we have done for several years, we continued our shareholder engagement through an extensive outreach effort, contacting each of our top 50 investors, representing over 68% of our outstanding shares. Consistent with the prior year, our independent Board Chairman joined several of our meetings with shareholders. Details of 2018 feedback from our shareholders can be found on page 48.



FOR 95%

Corporate Governance and Executive Compensation Practices

Executive Compensation Practices

✓ A pay for performance philosophy

✓ Annual say-on-pay votes

✓ Programs that mitigate undue risk taking in compensation

✓ Independent compensation consultant to the Human Capital Committee

✓ No golden parachute excise tax gross-ups

✓ Minimal perquisites

✓ No NEO employment agreements

✓ Double-trigger provisions for severance

✓ Restrictive covenants in our long-term incentive grant agreements

✓ Clawback provisions

✓ A balance of short- and long-term incentives

✓ Robust stock ownership and retention requirements

✓ Relevant peer groups for benchmarking compensation

✓ Robust individual performance assessments of executives and directors

Board Practices

✓ All directors other than the CEO are independent, including the Board Chairman

✓ All Board Committees fully independent

✓ Commitment to diversity at the Board level and within the enterprise

✓ High meeting attendance by directors (average attendance of 98% in 2018)

✓ Limits on outside board and audit committee service

Governance Practices

✓ Annual election of directors

✓ Majority vote requirement for directors (in uncontested elections)

✓ Proxy access bylaws

✓ Shareholder right to call special meetings

✓ Annual, proactive shareholder engagement

✓ No supermajority vote requirements

✓ Anti-pledging and anti-hedging policies applicable to executives and directors

✓ Annual Board, committee, and individual director evaluations

✓ Regular executive sessions of independent directors

Performance Highlights

From a financial and operating standpoint, Unum had a very successful year in 2018 as we delivered steady growth across our core businesses, leading to record after-tax adjusted operating earnings per share. We maintained market-leading positions and a strong value proposition with customers and brokers, and focused on expanding our product and geographic footprint. Our disciplined business approach helped us maintain attractive profit margins and a high level of customer satisfaction. These results were despite a challenging environment, including the pressure of continued low interest rates, uncertainty in the U.K. due to Brexit, and industry concerns about long-term care policies.

Financial Highlights[1]

Below are financial highlights from 2018.

Record earnings

Unum achieved record after-tax adjusted operating earnings, continuing our recent history of strong financial performance. For 2018, we delivered strong after-tax adjusted operating income of $1.15 billion, based on total revenue of $11.6 billion. Adjusted operating earnings per share (EPS) was at an all-time high of $5.20, a significant increase over the prior year and the thirteenth consecutive year of after-tax adjusted operating EPS growth.



$1.15 BILLION 17.3%
AFTER-TAX ADJUSTED OPERATING INCOME

$5.20 21.2%
ADJUSTED OPERATING EARNINGS PER SHARE

Return on equity

We continued to put shareholder capital to good use. Consolidated adjusted operating return on equity (ROE) increased in 2018 to 13.2%, while ROE in our core operating segments grew to 17.8%.



13.2%
CONSOLIDATED ADJUSTED OPERATING ROE

17.8%
ROE IN CORE OPERATING SEGMENTS

Book value

Our book value per share at the end of 2018 was up 3.6% from 2017 (excluding accumulated other comprehensive income, or AOCI). It was the tenth consecutive year of shareholder equity growth.



$43.98 3.6%
BOOK VALUE PER SHARE GROWTH

Strengthening of Reserves

We increased our long-term care GAAP reserves by $593.1 million after-tax to reflect our updated best estimate of future obligations, which had little impact on our capital plans and overall financial strength.

---

(1)   Operating results referenced below include non-GAAP financial measures. Information about the non-GAAP measures used in this proxy statement is set forth in "A Note About Non-GAAP Measures" on page 2. For a reconciliation of the most directly comparable GAAP measures to the non-GAAP measures, refer to Appendix A to this proxy statement.

Operating Highlights

Unum delivered on our mission of **supporting our customers** in 2018. We paid approximately $7.2 billion in benefits to people facing illness, injury or loss of life. Satisfaction metrics measuring our interaction with customers and partners were high.

We continue to see **strong growth in our core businesses**, particularly in premium income, compared with 2017 results. This growth was achieved while maintaining our pricing and risk discipline, and demonstrates that our value story continues to resonate with customers.

We **managed our investment portfolio well** despite the continued low interest rate environment. Due to the nature of our business, we invest for the long term with an investment philosophy emphasizing sound risk management and credit quality.

Long-Term Care Review

The same skills that allow our core franchise to be successful are also beneficial to our closed block of long-term care policies that we service and support, but no longer actively market. In 2009, we closed our individual long-term care business, and in 2012 we closed our group long-term care business. Since that time, we have actively managed these blocks with a combination of rate increases, updates to our liability assumptions to reflect emerging experience, prudent cash infusions, and reserve changes. Since 2006, we have strengthened reserves $4.9 billion in this block. Through these and other steps, we continue to take proactive measures to provide for the long-term stability of this block and provide transparency to our shareholders and customers.

We continued our commitment to effectively managing our long-term care business in 2018 during our annual comprehensive review of this block. Upon completion of this review in the third quarter of 2018, we increased our long-term care GAAP reserves by $593.1 million after-tax to reflect our updated best estimate of future benefit obligations. In the process, we believe we set a standard for disclosure in long-term-care. This action had little impact on our capital plans and overall financial strength.

Strategic Positioning

We have recently taken a number of steps to fuel our growth and position us for the future.

- **Acquisitions:** Unum's recent acquisitions of dental providers in the U.K. and U.S. have accelerated our expansion into the dental market and have been positively received. We also acquired a financial protection provider based in Poland in 2018, expanding our footprint in Europe.

- **Growth initiatives:** We have enhanced our product portfolio with the introduction of dental, vision, stop-loss, and new voluntary offerings. Planned geographic expansion is also driving growth.

- **Business investments:** Current and planned investments in technology, customer experience, business development, facilities, and our people are designed to further enhance our service capabilities, identify future opportunities for growth, and attract and retain talent.

In addition, key developments in the external environment are having a positive impact on our business.

- **Tax reform:** Tax legislation enacted by the U.S. federal government in December 2017 significantly lowered our overall effective tax rate throughout 2018. The reduction in the corporate tax rate has improved the statutory earnings and cash generation of our insurance subsidiaries and our capital position remains strong.

- **Business confidence:** As a provider of employee benefits offered through the workplace, we expect to benefit as employers gain more confidence in the economic environment, particularly in the U.S. These positive trends have translated to greater hiring and wage growth, business investments and investments in benefits for employees.

Environmental, Social and Governance

Millions of people count on our benefits as part of a critical financial safety net, and we strive to deliver on those commitments. This focus on doing the right thing guides our approach to sustainability and social responsibility issues. Unum has a long tradition of engaging employees, shareholders, our communities and society at large on advocacy, community outreach, environmental responsibility and good governance.

We recognize the importance of these and other environmental, social and governance (ESG) issues to all our stakeholders. In 2018, we took important steps to enhance our efforts, including creating a fully staffed office of inclusion and diversity and hiring a Vice President, Inclusion and Diversity. This year, we are bringing greater transparency to our inclusion and diversity work, and we will begin a comprehensive review of our overall ESG efforts to ensure we're focusing on the right things and measuring our progress effectively.

While we're proud of our legacy of making a difference, we are committed to bringing additional rigor and process to our ESG efforts as we look to the future. See page 36 for more information about ESG.

Capital Generation for Shareholders

Our strong statutory earnings have resulted in solid capital generation, which we have deployed in a number of ways.

CAPITAL GENERATION FOR SHAREHOLDERS

2018

$567.7 MILLION
CAPITAL RETURNED TO SHAREHOLDERS

SHARES REPURCHASED	**$350.7 MILLION**
	8.7 MILLION SHARES
DIVIDENDS	**$217 MILLION**
	14% GROWTH PER SHARE YoY

SINCE 2007

$6.03 BILLION
CAPITAL RETURNED TO SHAREHOLDERS

SHARES REPURCHASED	**$4.38 BILLION**
	156.4 MILLION SHARES
DIVIDENDS	**$1.65 BILLION**
	326.7% CUMULATIVE INCREASE

Our ability to generate capital remained strong in 2018, allowing us the opportunity to deploy capital in a number of ways. For the year, we invested in our business, strengthened our long-term care reserves and paid out $217.0 million in dividends, including increasing the annual dividend rate by 14% over the prior year. We also repurchased $350.7 million worth of our outstanding shares, bringing our total share repurchases since 2007 to $4.4 billion. In addition, our credit ratings are strong and remain at our targeted levels as a result of our strong balance sheet, our favorable operating results, and our highly respected brand in the employee benefits market.

Total Shareholder Return

Unum delivered strong financial results in our core businesses and record adjusted operating earnings in 2018, continuing a track record of consistent performance that spans more than a decade. However, investor perceptions in the industry surrounding long-term care and ongoing volatility in the broader market, most notably in the financial services sector, overshadowed our performance. This contributed to the decline in our stock value of more than 45% in 2018.

These results are not indicative of the ongoing strong financial and operational performance of our core businesses and the active management of our closed LTC block. We believe our consistent results have made Unum an excellent long-term investment - including during one of the worst financial crises in memory - and we expect that the performance of our core franchise will again be recognized and ultimately drive long-term shareholder value.

ONE-YEAR TSR



THREE-YEAR TSR



FIVE-YEAR TSR



■ UNUM ■ PROXY PEER GROUP ■ S&P 500 ■ S&P LIFE & HEALTH INDEX

2018 CEO Compensation Summary

Our approach to CEO compensation aligns directly with our overall executive compensation philosophy and structure (see page 49). Mr. McKenney's targeted total direct compensation is a combination of base pay plus short- and long-term incentives that are tied directly to performance goals. This structure supports the long-term successes of the company and the interests of our shareholders. Mr. McKenney has been and will continue to be subject to robust stock ownership and retention requirements, including a requirement to own six times his base salary in stock. In addition, he must hold 75% of the net shares acquired upon vesting of performance-based restricted stock units (PBRSUs) and performance share units (PSUs) or the exercise of stock options for a period of at least three years. The combination of these two requirements further help to directly align the long-term value of his compensation to shareholders.

For performance goals, the Board, after discussion with Mr. McKenney, annually sets:

- Business and financial objectives;

- Strategic objectives;

- Talent management initiatives; and

- Operational effectiveness and efficiency targets.

In addition to a self-assessment authored by Mr. McKenney, the Human Capital Committee and Board conduct a thorough evaluation of his performance against all objectives as well as a review of a number of professional and leadership characteristics and behaviors (beginning on page 54).

For 2018, as outlined in the Performance Highlights section above, the Human Capital Committee and Board have recognized that Mr. McKenney led the company to deliver strong core operating performance, including more than 20% growth in adjusted operating earnings per share and an adjusted return on equity in excess of 13%, while further strengthening the reserves for future benefits in the long-term care block. Strong capital generation and deployment returned value to shareholders of $567.7 million with dividends representing a 14% growth per share year over year. Mr. McKenney led Unum as it undertook a number of initiatives to position the company for long-term success. This included a deep strategic review of our long-term care block (see page 5), advancing our talent development strategy and a genuine commitment on inclusion and diversity. While 2018 proved to be a difficult environment for our legacy LTC business, the Board has full confidence in Mr. McKenney's leadership as CEO.

2018 Compensation Decisions

The following CEO Compensation Summary table depicts how the Human Capital Committee views its decisions concerning Mr. McKenney's compensation for 2018, relative to his 2017 awards. It differs from the Summary Compensation Table (SCT) (see page 77), which is required by the Securities and Exchange Commission, as follows:

- The CEO Compensation Summary table below treats equity awards similar to how annual awards are treated in the SCT (i.e., based on the performance year to which the award relates). Therefore, the value of the LTI award granted in March 2019 based on performance in 2018 is shown as 2018 compensation. In contrast, the value of LTI awards in the SCT is based on the year in which the equity awards are granted. As a result, 2018 compensation in the SCT includes the value of Mr. McKenney's LTI award granted in 2018, which was based on performance in 2017.

- The SCT includes amounts reported in the 'Change in Pension Value & Non-Qualified Deferred Compensation Earnings' and 'All Other Compensation' columns. Although regularly monitored by the Committee, these amounts are not considered when the Committee makes its annual performance-based compensation determinations for 2018 and are therefore not shown in the presentation below.

The CEO Compensation Summary table is not a substitute for the required Summary Compensation Table found on page 77.

CEO COMPENSATION SUMMARY

Component	2017	2018
Base Salary	$ 1,000,000	$ 1,000,000
Annual Incentive Payout	2,415,000	1,900,000
Approved LTI Grant	6,600,000	6,175,000
Annual Compensation	**$10,015,000**	**$9,075,000**

Base Salary

No change was made to Mr. McKenney's base salary in 2018. It has remained the same since March 2016.

Annual Incentive

As previously disclosed, in early 2018, the Committee increased Mr. McKenney's target annual incentive opportunity from 175% to 200% of his base salary. This decision reflected the continued execution of a multi-year program for Mr. McKenney to adjust his pay to full competitive norms as performance and experience in the job grows. With these adjustments, his targeted total direct compensation is approximately 5% below the median of the proxy peer group.

Mr. McKenney's 2018 annual incentive payout of $1,900,000 was calculated by applying the company performance achievement under the plan formula (100% for 2018; see page 60) and Mr. McKenney's individual performance factor (95% for 2018; see page 65).

Although stock price is not a direct criteria for assessing the CEO's performance, the Committee considered its impact on TSR while weighing Mr. McKenney's individual achievements and overall performance of the company (see page 65). While the stock price did decline in 2018, the Committee believes that active management of our LTC block along with the strong performance of our core businesses will, over time, drive investor perceptions and long-term shareholder value. Given this, and its view that the company is positioned for long-term success, the Committee awarded Mr. McKenney an individual performance percentage of 95% for his 2018 annual incentive which resulted in an actual award of $1,900,000, a reduction of $515,000 from his 2017 payout.

Long-Term Incentive

As previously disclosed, in early 2018, the Committee increased Mr. McKenney's long-term incentive target opportunity from $5.5 million to $6.5 million. Again, this decision reflected the continued execution of a multi-year program as outlined above.

The design of our long-term incentive program serves to align the interests of management and shareholders. For 2018, 68% of Mr. McKenney's pay is in the form of long-term equity incentives (delivered through PBRSUs and PSUs), the value of which is based on the company's stock price and, for his PSU achievement, is further modified by relative TSR. Given his performance in 2018 as well as the company's financial performance and other considerations outlined above, the Committee awarded Mr. McKenney an individual performance percentage of 95% for his long-term incentive award granted in March 2019 which resulted in an award of $6,175,000, a reduction of $425,000 from the prior year's award.

The total of Mr. McKenney's annual and long-term incentives for 2018 performance were $8,075,000, a reduction of $940,000 from his awards for 2017.

Consistent with the impact to shareholders over the past year, the value of Mr. McKenney's Unum holdings, including his unvested equity awards, declined significantly in 2018. For example, this impact can be seen in the vesting of Mr. McKenney's historical PSU awards, which are not only valued at the company's lower stock price but also modified based on relative TSR (up to +/- 20%). The table below illustrates how the TSR modifier reduced the number of shares he earned following the vesting of his 2016 PSU award at the end of 2018 (see additional details on page 63).

Executive	Target Share Grant		Operating Performance Factor		Adjusted Shares		TSR Modifier		Earned Shares	Value of Shares as of 2/15/19[1]	
										Adjusted Shares	Earned Shares
CEO	98,677	x	120.3%	=	118,659	x	80%	=	94,927	$4,309,683	$3,447,746

(1)   The PSUs achievement was certified by the Human Capital Committee on February 18, 2019. Since that was a holiday, the shares were valued based on the prior day closing stock price of $36.32 (February 15, 2019).

Voting Matters

Voting Item	Board's Recommendation	Page Reference:
Item 1: Election of Directors	**FOR each nominee**	**95**

Eleven director nominees are standing for election this year, each for a one-year term expiring at the 2020 Annual Meeting and until his or her successor is duly elected and qualified or until his or her earlier death, resignation, disqualification, or removal from office. The Board and the Governance Committee believe that each director nominee possesses the necessary skills and qualifications to provide effective oversight of the business. The director nominees are:

Director Nominee	Director Since	Independent	Current Committees
Theodore H. Bunting, Jr.	2013	✔	Regulatory Compliance (Chair) Human Capital
Susan L. Cross	2019	✔	Audit Risk and Finance
Susan D. DeVore	2018	✔	Audit Risk and Finance
Joseph J. Echevarria	2016	✔	Governance Risk and Finance
Cynthia L. Egan	2014	✔	Human Capital (Chair) Regulatory Compliance
Kevin T. Kabat, *Board Chairman*	2008	✔	Governance Human Capital
Timothy F. Keaney	2012	✔	Risk and Finance (Chair) Audit
Gloria C. Larson	2004	✔	Governance (Chair) Regulatory Compliance
Richard P. McKenney, *President and CEO*	2015	—	—
Ronald P. O'Hanley	2015	✔	Governance Human Capital
Francis J. Shammo	2015	✔	Audit Regulatory Compliance

Item 2: Advisory Vote to Approve Executive Compensation	**FOR**	**95**

We are seeking a non-binding advisory vote to approve the compensation of our named executive officers. We describe our compensation programs in the Compensation Discussion and Analysis section of this proxy statement. The Human Capital Committee believes these programs reward performance and align the long-term interests of management and shareholders. Although non-binding, the Human Capital Committee will take into account the outcome of the advisory vote and shareholder feedback when making future compensation decisions.

Item 3: Ratification of Appointment of Independent Registered Public Accounting Firm	**FOR**	**96**

The Audit Committee has appointed Ernst & Young LLP as our independent registered public accounting firm for 2019, and shareholders are being asked to ratify the appointment.

CORPORATE GOVERNANCE

Board Overview

The Board of Directors is elected by shareholders to oversee management and assure that the long-term interests of shareholders are being served. The Board oversees the CEO and other senior management, who are responsible for carrying out the company's day-to-day operations in a responsible and ethical manner. The Board and its committees meet regularly to review and discuss the company's strategy, business, performance, ethics, and risk culture, as well as important issues that it faces. These discussions take place with management and with appropriate outside advisers who provide independent expertise, perspectives and insights. In addition, the independent members of the Board and its committees hold regular executive sessions to discuss matters free of the presence or influence of management. Board members are also kept apprised of significant developments that arise between meetings.

Board Composition and Refreshment

The Board believes that a critical component of its effectiveness in serving the long-term interests of shareholders is to ensure that its membership remains diverse, possessing a variety of backgrounds, experiences and skill sets from which to draw upon. Fresh views and ideas help the Board to maintain a broad perspective and forward-looking vision capable of anticipating and adapting to the rapid pace of change, just as experience and continuity provide necessary context and stability for important decisions. With that in mind, the Governance Committee periodically reviews the composition of the Board to assure an appropriate balance of experiences, skills, tenure and diversity. This is an ongoing, year-round process.

The Board is committed to effective board succession planning and refreshment, including having honest and difficult conversations with individual directors when necessary. These conversations may arise in connection with the Board evaluation process, succession planning or consideration of the annual slate of Board nominees. As a result of these processes, directors may decide (for personal or professional reasons) or be asked (for reasons related to their ongoing contributions to the Board) not to stand for re-election at the next Annual Meeting. It is expected that these refreshment practices will continue in the future.

Since the beginning of 2015, we have experienced a healthy level of Board refreshment, with six new directors joining the Board and seven retiring. While some companies have tenure limits on Board service, we believe our balanced approach which places a limit on age but not on tenure delivers the right mix of directors with new ideas and perspectives along with those possessing deep knowledge of the company.

Board Qualifications

The Board strives to maintain independence of thought and diverse professional experience among its membership. The Board and the Governance Committee look for directors who have qualifications and attributes in key areas relevant to Unum, and that align with both our short- and long-term business strategies. These qualifications and attributes are evaluated on an annual basis to determine that they continue to serve the best interests of the company. The table below summarizes the qualifications and attributes that are important to Unum and addresses how the composition of our Board, as a whole, meets these needs.

Qualifications and Attributes	Relevance to Unum	Board Composition[1]
Accounting/Auditing	We operate in a complex financial and regulatory environment with disclosure requirements, detailed business processes and internal controls.	9
Business Operations	We have significant operations focused on customer service, claims management, sales, marketing and various back-house functions.	11
Capital Management	We allocate capital in various ways to run our operations, grow our core businesses and return value to shareholders.	10
Corporate Governance/ESG	As a public company and responsible corporate citizen, we expect effective oversight and transparency, and our stakeholders demand it.	8
Financial Expertise/Literacy	Our business involves complex financial transactions and reporting requirements.	11
Independence	Independent directors have no material relationships with us and are essential in providing unbiased oversight.	10
Industry Experience	Experience in the insurance and financial services industry provides a relevant understanding of our business, strategy, and marketplace dynamics.	8
International	With global operations in several countries and prospects for further expansion, international experience helps us understand opportunities and challenges.	6
Investment Markets	We manage a large and long-term investment portfolio to uphold our promises to pay the future claims of our policyholders.	3
Other Recent Public Board Experience	We value individuals who understand public company reporting responsibilities and have experience with the issues commonly faced by public companies.	8
Public Company Executive Experience	Experience leading a large, widely-held organization provides practical insights on need for transparency, accountability, and integrity.	9
Regulatory/Risk Management	A complex regulatory and risk environment requires us to develop policies and procedures that effectively manage compliance and risk.	11
Technology/Digital Transformation	We rely on technology to manage customer data, deliver products and services to the market, pay claims, and enhance the customer experience.	3

(1)   Director nominees only.

Board Tenure

Directors with varied tenure contribute to a range of perspectives and ensure we transition knowledge and experience from longer-serving members to those newer to our Board. We have a good mix of new and long-standing directors, with our 11 director nominees averaging 5.4 years of service on our Board as of the 2019 Annual Meeting.

Board Diversity

Our directors represent a range of backgrounds and overall experience. More than half are women or represent a diverse group, which places Unum's Board among the top of our industry in gender and racial/ethnic diversity. In recent years, our Governance Committee has focused on ensuring continued diversity on the Board during refreshment activities by requiring that candidate pools include diverse individuals meeting the recruitment criteria. From the candidate pools, our Governance Committee selects our director candidates based on their qualifications and attributes as addressed below. Our director nominees range from 50 to 69 years of age, with the average age being 60.2 years, as of the 2019 Annual Meeting.



Tenure and Diversity

Director Tenure

27%
45%
9%
18%
0 - 3 years (3 Directors)
4 - 6 Years (5 Directors)
7 - 9 Years (1 Director)
10+ Years (2 Directors)

Gender/Racial/Ethnic Diversity

36%
18%
46%
Women
Racial/Ethnic

Age Diversity

9%
27%
55%
9%
50 - 54
55 - 59
60 - 64
65 - 69

Board Evaluation Process

A healthy and vigorous Board evaluation process is an essential part of good corporate governance. A thorough evaluation process helps us achieve the right balance of perspectives, experiences and skill sets needed for prudent oversight of the company, including execution on corporate strategy, while also considering the best interests of our shareholders. At Unum, this evaluation process includes annual evaluations of the Board, each committee, and individual directors.

The Governance Committee establishes and oversees the evaluation process, which focuses on identifying areas where Board, committee and director performance is most effective, as well as opportunities for further development or improvement. Each year, the Governance Committee reviews the format and effectiveness of the evaluation process in identifying actionable feedback for directors to consider, recommending changes in process as appropriate. Determining whether to engage a third-party facilitator is also part of the review.

This past year, the evaluation process was conducted in two phases. The first phase focused on the evaluation of the effectiveness of each committee and the Board as a whole. Directors completed questionnaires evaluating the full Board and each committee they served on with topics including culture, composition, structure and engagement. The second phase focused on the evaluation of each director’s performance, and was led by the Governance Committee Chair in advance and in anticipation of the director nomination process. This two-phased approach generated robust discussions at all levels of the Board, and resulted in changes that have improved Board efficiency and effectiveness.

Board and Committee Evaluations


Evaluation Forms
Each director evaluates various measures of the effectiveness of the Board and each committee on which the director serves.
Board/Committee Meetings
The full Board and each committee conduct separate closed self-assessment sessions, where results from evaluations and additional feedback are discussed.
Feedback Incorporated
Based on evaluation results, changes are considered and implemented, as appropriate.

Director Performance Evaluations


Peer Evaluation Guide
A guide provided to each director in advance of individual discussions with the Governance Committee Chair.
Individual Interviews
The Governance Committee Chair conducts individual interviews to solicit feedback from directors on their peers.
Review Meetings
Full Board feedback is provided to each director by the Governance Committee Chair, including discussion around performance strengths and opportunities for growth.

Process for Selecting and Nominating Directors

Director Nominee and Selection

The Governance Committee is responsible for identifying and evaluating director candidates and recommending to the Board a slate of nominees for election at each Annual Meeting. The Committee has engaged a third-party search firm to assist with recruitment efforts. This firm identifies candidates who meet the criteria of our search, provides requested background and other relevant information regarding candidates, and coordinates arrangements for interviews as necessary. Nominees may also be suggested by directors, management, or shareholders. Ms. Cross, who was elected to the Board in February 2019, was recommended to the Governance Committee by a third-party search firm.

Shareholders who wish to recommend director candidates for consideration by the Governance Committee must submit to the Corporate Secretary at Unum Group, 1 Fountain Square, Chattanooga, Tennessee 37402 the same information that would be required to nominate a director candidate as described on page 102 in the section titled "Shareholder proposals and nominations for our 2020 Annual Meeting." The Governance Committee's policy is to consider candidates recommended by shareholders in the same manner as other candidates.

In addition, our bylaws permit shareholders to nominate directors for inclusion in our proxy materials or directly at an Annual Meeting in accordance with the procedures in our bylaws, as described on page 102 in the section titled "Shareholder proposals and nominations for our 2020 Annual Meeting."

Our corporate governance guidelines specify the following criteria to be used in evaluating the candidacy of a prospective nominee:

- Reputation for high ethical conduct, integrity, sound judgment, and accountability;
- Current knowledge and experience in one or more key areas identified in the corporate governance guidelines;
- Ability to commit sufficient time to the Board and its committees;
- Collegial effectiveness; and
- Diversity, whether in viewpoints, gender, ethnic background, age, professional experience or other demographics.

The core qualifications and attributes sought in any particular candidate depend on the current and future needs of the Board based on an assessment of the composition of the Board and the mix of qualifications and attributes currently represented. In addition, the Governance Committee considers other specific qualifications that may be desired or required of nominees, including their independence and ability to satisfy specific Audit Committee or Human Capital Committee requirements. As part of the director selection and nomination process, the Governance Committee assesses the effectiveness of its Board membership criteria.

In determining whether to recommend a director for re-election, the Governance Committee also considers the director's interest in continuing to serve, past attendance at meetings, contributions to the Board and committees on which the director serves, the skills, experience and background that the director brings to the Board relative to the Board's needs and existing composition, and the results of the most recent Board, committee and individual director evaluations.

Annual Election of Directors

Directors are elected each year at the Annual Meeting, to hold office until the next Annual Meeting and until their successors are elected, or until their earlier death, resignation, disqualification, or removal from office. Other than requiring retirement from the Board at the next Annual Meeting after a director reaches the age of 72, there are no term limits. However, the Governance Committee evaluates the qualifications and performance of each incumbent director before recommending the nomination of that director for an additional term.

Majority Voting Standard

Our bylaws provide that, in an election of directors where the number of nominees does not exceed the number of directors to be elected (an "uncontested election"), each nominee must receive a majority of the votes cast with respect to that nominee to be elected as a director (i.e., the number of shares voted "for" a nominee must exceed the number voted "against" that nominee). If an incumbent director is not re-elected under this majority voting standard, the director must submit an irrevocable letter of resignation to the Board, which will become effective upon acceptance by the Board. The Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken. If the director submitting the resignation is a member of the Governance Committee, that director will not participate in the Governance Committee's recommendation to the Board. The Board will act on the Governance Committee's recommendation and publicly disclose its decision and rationale within 90 days from the date of the certification of the election results.

INFORMATION ABOUT THE BOARD OF DIRECTORS

Below are brief biographies for each of our current directors and descriptions of the directors' key qualifications, skills, and experiences that contribute to the Board's effectiveness as a whole.

Director Nominees



Director since 2013
Age at Annual
Meeting 60

Independent
Director

Committees
Regulatory
Compliance
(chair)
Human Capital

Theodore H. Bunting, Jr.

Mr. Bunting retired as the Group President, Utility Operations of Entergy Corporation, an integrated energy company, and previously served as Senior Vice President and Chief Accounting Officer for Entergy. He has extensive financial, accounting and operational experience as a senior executive with a public company in a regulated industry. Mr. Bunting is a director at another publicly traded company and is also a certified public accountant.

Career Experience

Entergy Corporation
Group President, Utility Operations (2012-2017)
Senior Vice President and Chief Accounting Officer (2007-2012)
Numerous executive roles with Entergy, which he joined in 1983

Public Company Board Experience

NiSource Inc., since 2018
Imation Corp. (2012-2014)

Qualifications

Accounting/Auditing
Business Operations
Capital Management
Financial Expertise/Literacy
Other Public Company Board Experience
Public Company Executive Experience
Regulatory/Risk Management



Director since 2019
Age at Annual
Meeting 59

Independent
Director

Committees
Audit
Risk and Finance

Susan L. Cross

Ms. Cross is the former Executive Vice President and Global Chief Actuary of XL Group Ltd (now AXA XL), a global insurance and reinsurance company. She previously held various chief actuarial positions for operational segments of XL. She brings over three decades of financial, actuarial, insurance and risk experience as a senior executive with an international company in a regulated industry. Ms. Cross also qualifies as an audit committee financial expert under SEC regulations.

Career Experience

XL Group Ltd
Executive Vice President and Global Chief Actuary (2008-2018)
Senior Vice President and Chief Actuary,
XL Group (2006-2008)
XL Reinsurance (2000-2006)
XL America (1999-2000)
Significant consulting experience with **Willis Towers Watson** in the U.S. and Bermuda

Qualifications

Accounting/Auditing
Business Operations
Capital Management
Financial Expertise/Literacy
Industry Experience
International
Public Company Executive Experience
Regulatory/Risk Management



Director since 2018
Age at Annual
Meeting 60

Independent
Director

Committee
Audit
Risk and Finance

Susan D. DeVore

Ms. DeVore has served as the President and Chief Executive Officer of Premier, Inc., a leading health care improvement company, since its initial public offering in 2013, and before that served in the same capacity for its predecessor company, Premier Healthcare Solutions, Inc. She also previously served as the Chief Operating Officer for a number of affiliated Premier entities. Prior to joining Premier, Ms. DeVore had two decades of finance, strategy and healthcare consulting experience. She also qualifies as an audit committee financial expert under SEC regulations.

Career Experience

Premier, Inc.
President and CEO (since 2013)
Premier Healthcare Solutions, Inc.
President and CEO (2009-2013)
COO (2006-2009)
Significant consulting experience with **Ernst & Young LLP**, including service as a Partner, Executive Committee member and Senior Healthcare Industry Management Practice Leader

Qualifications

Accounting/Auditing
Business Operations
Capital Management
Corporate Governance/ESG
Financial Expertise/Literacy
Industry Experience
International
Other Public Company Board Experience
Public Company Executive Experience
Regulatory/Risk Management
Technology/Digital Transformation

Public Company Board Experience

Premier, Inc., since 2013



Director since 2016
Age at Annual
Meeting 62

Independent
Director

Committees
Governance
Risk and Finance

Joseph J. Echevarria

Mr. Echevarria retired as the Chief Executive Officer of Deloitte LLP, a global provider of professional services, prior to which he served in increasingly senior leadership positions with Deloitte. He brings to the Board significant experience in finance, accounting, global operations, executive management and corporate governance. Mr. Echevarria has experience as a director at other publicly traded companies and is also a certified public accountant.

Career Experience

Deloitte LLP
CEO (2011-2014)
Various executive positions during his 36 years with the company
My Brother's Keeper Alliance
Chair Emeritus
President's Export Council
Private sector member

Qualifications

Accounting/Auditing
Business Operations
Capital Management
Corporate Governance/ESG
Financial Expertise/Literacy
Industry Experience
International
Other Public Company Board Experience
Regulatory/Risk Management

Public Company Board Experience

Xerox, since 2007
Bank of New York Mellon Corporation, since 2015 (Lead Independent Director since 2016)
Pfizer, since 2015



Director since 2014
Age at Annual
Meeting 63

Independent
Director

Committees
Human Capital
(chair)
Regulatory
Compliance

Cynthia L. Egan

Ms. Egan retired as the President of T. Rowe Price Retirement Plan Services, Inc., a subsidiary of the global investment management firm T. Rowe Price Group, Inc. Prior to her work at T. Rowe Price, she held various executive positions at Fidelity Investments. She has significant operational experience in delivering complex financial products and services on a large scale, as well as experience in using technology to lead businesses through growth and operational transitions. Ms. Egan is and has been a director at other publicly traded companies.

Career Experience

U.S. Department of the Treasury
Senior Advisor on the development of a Treasury-sponsored retirement savings program (2014-2015)
T. Rowe Price Retirement Plan Services, Inc.
President (2007-2012)
Fidelity Investments
Various leadership and executive positions, including President of the Fidelity Charitable Gift Fund (1989-2007)

Public Company Board Experience

BlackRock Fixed Income Funds, since 2016
The Hanover Insurance Group, Inc., since 2015
Envestnet, Inc. (2013-2016)

Qualifications

Business Operations
Corporate Governance/ESG
Financial Expertise/Literacy
Industry Experience
Investment Markets
Other Public Company Board Experience
Public Company Executive Experience
Regulatory/Risk Management
Technology/Digital Transformation



Director since 2008
Age at Annual
Meeting 62

Independent
Director

Chairman of the
Board of Directors

Committees
Governance
Human Capital

Kevin T. Kabat

Mr. Kabat is the Chairman of Unum's Board of Directors, and the retired Chief Executive Officer and Vice Chairman of Fifth Third Bancorp, a diversified financial services company. He also served in numerous executive positions with Fifth Third. He has executive leadership experience, extensive financial, operating and strategic planning expertise and understands the importance of risk management and the challenges of managing a business in a highly regulated industry. Mr. Kabat also has experience serving on boards of publicly traded companies.

Career Experience

Fifth Third Bancorp
CEO (2007-2015)
President (2006-2012)
Other executive roles, including with predecessor companies

Public Company Board Experience

E*TRADE Financial Corporation, since 2016
NiSource Inc., since 2015 (Vice Chairman since 2018)
Fifth Third Bancorp (2007-2016, including Executive Chairman from 2008-2010 and Executive Vice Chairman from 2012-2016)

Qualifications

Business Operations
Capital Management
Corporate Governance/ESG
Financial Expertise/Literacy
Industry Experience
Other Public Company Board Experience
Public Company Executive Experience
Regulatory/Risk Management



Director since 2012
Age at Annual
Meeting 57

Independent
Director

Committees
Risk and Finance
(chair)
Audit

Timothy F. Keaney

Mr. Keaney retired as the Vice Chairman of the Bank of New York Mellon Corporation (BNY Mellon), a global investments company, prior to which he held various executive positions within the organization. He possesses significant operational, investment and financial experience with a public company in a highly regulated industry, including lengthy periods of executive leadership service in the U.K. Mr. Keaney is considered an audit committee financial expert under SEC regulations.

Career Experience

The Bank of New York Mellon Corporation
Vice Chairman (2010-2014)
CEO, Investment Services (2013-2014)
CEO and co-CEO, Asset Servicing (2007-2012)
Other executive roles

Qualifications

Accounting/Auditing
Business Operations
Capital Management
Corporate Governance/ESG
Financial Expertise/Literacy
Industry Experience
International
Investment Markets
Public Company Executive Experience
Regulatory/Risk Management



Director since 2004
Age at Annual
Meeting 69

Independent
Director

Committees
Governance
(chair)
Regulatory
Compliance

Gloria C. Larson

Ms. Larson retired as the President of Bentley University, one of the leading business schools in the U.S. Prior to her tenure at Bentley, she held numerous leadership positions in the legal, public policy and business fields. She possesses extensive experience in public service and regulatory issues, corporate governance and advising clients in the course of practicing law. Ms. Larson also has experience serving on boards of publicly traded companies.

Career Experience

Harvard University Graduate School of Education
President in Residence (since 2018)
Bentley University
President (2007-2018)
Foley Hoag LLP
Law firm partner and Co-Chair of Governmental Practices Group
Other leadership positions with the **Commonwealth of Massachusetts** (Secretary of Economic Affairs) and the **Federal Trade Commission** (Deputy Director of Consumer Protection)

Public Company Board Experience

Boston Private Financial Holdings, Inc., since 2015

Qualifications

Accounting/Auditing
Business Operations
Capital Management
Corporate Governance/ESG
Financial Expertise/Literacy
Other Public Company Board Experience
Regulatory/Risk Management



Director since 2015
Age at Annual
Meeting 50

Director

President and CEO

Richard P. McKenney

Mr. McKenney is the President and Chief Executive Officer of Unum, previously having served as Executive Vice President and Chief Financial Officer. He has significant executive management, financial and insurance industry experience through his prior service as CFO of Unum and other public insurance companies, and through his current service as CEO. He has an intimate knowledge of all aspects of our business and industry, including operational, risk management and public policy, and close working relationships with senior management. Mr. McKenney also has experience serving on boards of publicly traded companies.

Career Experience

Unum
    President and CEO (since 2015)
    Chief Financial Officer (2009-2015)
Sun Life Financial, Inc.
    Executive Vice President and Chief
    Financial Officer

Public Company Board Experience

U.S. Bancorp, since 2017

Qualifications

Accounting/Auditing
Business Operations
Capital Management
Corporate Governance/ESG
Financial Expertise/Literacy
Industry Experience
International
Other Public Company Board Experience
Public Company Executive Experience
Regulatory/Risk Management



Director since 2015
Age at Annual
Meeting 62

Independent
Director

Committees
    Governance
    Human Capital

Ronald P. O'Hanley

Mr. O'Hanley is the President and Chief Executive Officer of State Street Corporation, a provider of financial services to institutional investors worldwide, having previously served as the President and Chief Operating Officer. Prior to that he served as the President and Chief Executive Officer of State Street Global Advisors, the investment management arm of State Street Corporation. He has deep executive management and operational experience within the financial services industry, both domestically and internationally, as well as experience leading investment, financial and risk functions at large, global organizations.

Career Experience

State Street Corporation
    President and CEO (since 2019)
    President and COO (2017-2018)
    Vice Chairman (during 2017)
    President and CEO, State Street
    Global Advisors (2015-2017)
Fidelity Investments
    President of Asset Management
    and Corporate Services, and
    member of Executive Committee
    (2010-2014)
Other senior leadership positions
    with **The Bank of New York
    Mellon Corporation** and
    McKinsey & Company, Inc.

Public Company Board Experience

State Street Corporation, since 2019

Qualifications

Accounting/Auditing
Business Operations
Capital Management
Corporate Governance/ESG
Financial Expertise/Literacy
Industry Experience
International
Investment Markets
Public Company Executive Experience
Regulatory/Risk Management



Director since 2015
Age at Annual
Meeting 58

Independent
Director

Committees
  Audit
  Regulatory
    Compliance

Francis J. Shammo

Mr. Shammo retired as the Executive Vice President and Chief Financial Officer of Verizon Communications, Inc., a leading communications provider, prior to which he held increasingly senior leadership positions within the organization. He has significant executive management, financial, operational and risk management experience in the technology-heavy telecommunications industry, and has led business units with responsibility for sales, marketing and customer service for customers worldwide. He is also a certified public accountant and qualifies as an audit committee financial expert under SEC regulations.

Career Experience

Stonepeak Infrastructure Partners
  Consultant (since 2019)
Verizon Communications, Inc.
  EVP and CFO (2010-2016)
  President and CEO, Verizon
    Telecom and Business (2010)
  President – Wireline (2009-2010)
  Other executive positions with
    Verizon and its predecessor,
    which he joined in 1989

Qualifications

Accounting/Auditing
Business Operations
Capital Management
Financial Expertise/Literacy
International
Other Public Company Board Experience
Public Company Executive Experience
Regulatory/Risk Management
Technology/Digital Transformation

Public Company Board Experience

Avis Budget Group, since 2018

Additional Current Director - Retiring at the Annual Meeting



Director since 2007
(also 2004-2005)
Age at Annual
Meeting 72

Independent
Director

Committees
  Audit (chair)
  Risk and Finance

E. Michael Caulfield

Mr. Caulfield retired as the President of Mercer Human Resources Consulting, prior to which he held numerous executive positions at Prudential Insurance Company. He brings to the Board senior leadership experience in finance, investments and executive management in both the insurance and broader financial services industry. He serves as our Audit Committee chairman and is an audit committee financial expert under SEC regulations.

Career Experience

Mercer Human Resource Consulting
  President (2005-2006)
  Chief Operating Officer (2005)
Prudential Insurance Company
  Executive Vice President,
    Financial Management
  CEO of Prudential Investments
  President of Prudential Preferred
    Financial Services and
    Prudential Property and
    Casualty Company

Qualifications

Accounting/Auditing
Business Operations
Capital Management
Corporate Governance Leadership
Financial Expertise/Literacy
Industry Experience
International
Investment Markets
Public Company Executive Experience
Regulatory/Risk Management

Summary of Director Qualifications and Experience

This table provides a summary view of the qualifications and attributes of each director nominee.

Qualifications and Attributes	Theodore H. Bunting	Susan L Cross	Susan D. DeVore	Joseph J. Echevarria	Cynthia L. Egan	Kevin T. Kabat	Timothy F. Keaney	Gloria C. Larson	Richard P. McKenney	Ronald P. O'Hanley	Francis J. Shammo
Accounting/Auditing	●	●	●	●			●	●	●	●	●
Business Operations	●	●	●	●	●	●	●	●	●	●	●
Capital Management	●	●	●	●		●	●	●	●	●	●
Corporate Governance/ESG			●	●	●	●	●	●	●	●	
Financial Expertise/Literacy	●	●	●	●	●	●	●	●	●		●
Independence	●	●	●	●	●	●	●	●		●	●
Industry Experience		●	●	●	●	●	●		●	●	
International		●		●			●		●	●	●
Investment Markets					●		●		●		
Other Recent Public Board Experience	●		●	●	●	●		●	●		●
Public Company Executive Experience	●	●	●		●	●	●		●	●	●
Regulatory/Risk Management	●	●	●	●	●	●	●	●	●	●	●
Technology/Digital Transformation			●		●						●
Demographic Background*											
Tenure (years)	6	0	1	3	5	11	7	14	4	4	4
Age (Years)	60	59	60	62	63	62	57	69	50	62	58
Gender (Male/Female)	M	F	F	M	F	M	M	F	M	M	M
Race/Ethnicity											
African American/Black	●										
Hispanic/Latino				●							
Caucasian/White		●	●		●	●	●	●	●	●	●

* Tenure and age calculated as of the 2019 Annual Meeting.

Director Independence

Our corporate governance guidelines provide that a substantial majority of the Board will be independent. For a director to be considered independent, the Board must determine that the director has no material relationship with our company, and the director must meet the requirements for independence under the listing standards of the New York Stock Exchange (NYSE). The Board has also determined that certain categories of relationships are not considered to be material relationships that would impair a director's independence. These independence standards are listed in our corporate governance guidelines.

The Governance Committee reviews information about the directors' relationships and affiliations that might affect their independence and makes recommendations to the Board as to the independence of the directors. In making independence determinations, the Board considers all relevant facts and circumstances. In this regard, the Board considered that each of the non-employee directors (other than Mr. Keaney), or one of their immediate family members, is or was during the last three fiscal years a director, trustee, advisor, or executive or served in a similar position at another business that had dealings with our company during those years. In each case, these have been ordinary course dealings (business where the other business obtains insurance policies from us or we receive interest on debt security investments or make payments for trustee, depository and commercial banking business relationships) involving amounts less than 1% of both our and the other business' total consolidated revenues for such fiscal year or in which the director's only interest arose only from his or her position as a director of the other business. In addition, each of Mses. DeVore and Larson, or one their immediate family members, is or was during the last three fiscal years, a director, executive, or employee of a charitable organization or university that received contributions from us (other than non-discretionary matching contributions) of less than $120,000 in any one fiscal year.

Based on a review of the findings and recommendations of the Governance Committee and applying the standards described above, the Board has determined that each of Messrs. Bunting, Caulfield, Echevarria, Kabat, Keaney, O'Hanley and Shammo and Mses. Cross, DeVore, Egan, and Larson is (as well as Ms. Godwin who retired in 2018, was during her tenure) an independent director.

Mr. McKenney, our President and CEO, is not an independent director.

Director Compensation

The Human Capital Committee (the "Committee") reviews our non-employee director compensation annually and makes recommendations to the Board as appropriate.

Benchmarking

With the assistance of its independent third-party compensation consultant, Pay Governance LLC, the Committee reviews peer group data to understand market practices for director compensation.

Our non-employee director compensation is compared to that of companies in two peer groups: (1) the Proxy Peer Group described beginning on page 52 of this proxy statement; and (2) a general industry peer group, which consisted of 139 companies for the review completed in December 2018. The Committee believes the companies in the general industry peer group provide appropriate comparisons given that their market capitalizations and revenues are well aligned with those of the company (data below as of December 2017):

- Market capitalizations ranging from $5.9 billion at the 25th percentile to $16.9 billion at the 75th percentile (compared to Unum market capitalization of $12.3 billion); and

- Revenues ranging from $4.3 billion at the 25th percentile to $12 billion at the 75th percentile (compared to Unum revenues of $11.3 billion).

The use of two peer groups provides an indication of director pay levels both within the insurance industry as well as the broader market. The Committee uses the approximate median of these peer groups as a reference point for setting director compensation. At the time of the review in December 2018, both the annual cash retainer and annual restricted stock award for non-employee directors were below the Proxy Peer Group median.

Based on its annual analysis of non-employee director compensation, the Committee's consultant recommended an increase in order to bring compensation levels more in line with the market median. After discussion, the Committee deferred consideration of any potential action until May 2019.

Elements of Non-Employee Director Compensation in 2018

Non-employee directors receive cash retainers and equity awards as outlined in the following table:

NON-EMPLOYEE DIRECTOR COMPENSATION

	2018 Pay
All Directors:	
Annual cash retainer	$ 110,000
Annual restricted stock unit award	150,000
Committee Chairs:	
Additional annual cash retainer - Audit Committee	25,000
Additional annual cash retainer - Human Capital Committee	20,000
Additional annual cash retainer - Risk and Finance Committee	20,000
Additional annual cash retainer - Governance Committee	15,000
Additional annual cash retainer - Regulatory Compliance Committee	15,000
Board Chairman:	
Additional annual cash retainer (paid in quarterly installments)	200,000

For new Board members, these amounts are prorated for partial-year service based on the date of election to the Board. Amounts may be deferred at the election of each director for payment in company common stock at a future date. Directors deferring cash compensation receive a number of deferred share rights equal to the number of whole shares of common stock that could be purchased for the deferred amount, based on the closing price of a share of common stock on the date the cash compensation would otherwise be payable.

Directors' expenses of attending Board and committee meetings, or other meetings relating to company business, are paid by the company. Directors are eligible to participate in our employee matching gifts program. Under this program, we match up to $10,000 each year for eligible gifts to non-profit organizations.

Mr. McKenney is employed by the company and receives no additional compensation for his Board service.

2018 Compensation

Our Board compensation year starts at the Annual Meeting each year and runs to the next Annual Meeting. The annual Board and committee chair cash retainers and restricted stock unit award are paid/granted annually in advance. The additional cash retainer for the Board Chairman is paid quarterly in advance. The following table provides details of the compensation of each person who served as a non-employee director during 2018. Ms. Cross did not join the Board until February 2019 and therefore did not receive any compensation during 2018. Mr. Bunting was elected as the chair of the Regulatory Compliance Committee in May 2018.

NON-EMPLOYEE DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash[1]	Stock Awards[2]	All Other Compensation[3]	Total
Theodore H. Bunting, Jr.	$125,000	$150,000	—	$275,000
E. Michael Caulfield	135,000	150,000	10,000	295,000
Susan D. DeVore	137,425	150,000	—	287,425
Joseph J. Echevarria	109,993	150,000	—	259,993
Cynthia L. Egan	130,000	150,000	10,000	290,000
Pamela H. Godwin	—	—	5,000	5,000
Kevin T. Kabat	310,000	150,000	—	460,000
Timothy F. Keaney	129,989	150,000	—	279,989
Gloria C. Larson	125,000	150,000	10,000	285,000
Ronald P. O'Hanley	109,993	150,000	10,000	269,993
Francis J. Shammo	110,000	150,000	—	260,000

(1)   Amounts represent retainers, including for service as Board Chairman and committee chairs, which were paid in 2018, either in cash or deferred shares, for 2018/2019 Board service. Messrs. Echevarria and O'Hanley each elected to defer their cash retainers, which were converted to deferred share rights with the value reflected in the table. Mr. Keaney elected to defer a portion of his cash retainer, which was converted to deferred share rights with the value included in the table. Ms. DeVore's amount also includes a prorated retainer for her 2017/2018 board year service based on the date she joined the Board in February of 2018.

(2)   On May 24, 2018, each then serving non-employee director was granted 3,892 restricted stock units (RSUs) under our Stock Incentive Plan of 2017. The amounts shown are the grant date fair market values of these units. Ms. Godwin retired from the Board at the 2018 Annual Meeting and did not receive a grant of RSUs for the 2018/2019 Board year.

We account for stock-based payments under the requirements of Accounting Standards Codification Topic 718 Compensation Stock Compensation (ASC 718). A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 11 of the Consolidated Financial Statements in Part II, Item 8 of our Form 10-K for the year ending December 31, 2018.

The following table provides details of the unvested RSUs, including dividend equivalent units, held by each non-employee director as of December 31, 2018.

Director Name	Number of Restricted Stock Units Held at Fiscal Year End	Director Name	Number of Restricted Stock Units Held at Fiscal Year End
Theodore H. Bunting, Jr.	3,948	Kevin T. Kabat	3,948
E. Michael Caulfield	3,948	Timothy F. Keaney	3,948
Susan D. DeVore	4,693	Gloria C. Larson	3,948
Joseph J. Echevarria	3,948	Ronald P. O'Hanley	3,948
Cynthia L. Egan	3,948	Francis J. Shammo	3,948

(3)   With the exception of Ms. Godwin, who retired from the company in 2018, the amounts shown represent the company's matching gifts resulting from the directors' charitable gifts. For Ms. Godwin, in recognition of her retirement from the Board, the company made a $5,000 charitable contribution in her name.

Director Stock Ownership and Retention Requirements

Each non-employee director is required to own Unum equity securities with an aggregate value of five times the director's annual cash retainer (for a total current retention requirement of $550,000). New directors have five years from the date of their election to meet the ownership requirement.

In addition, each non-employee director is required to retain 60% of the shares underlying their annual restricted stock unit award for at least one year from the time they vest, and to retain at least the amount of equity securities necessary to meet his or her ownership requirement until retirement from the Board.

The Committee annually reviews each director's stock ownership level. If a director does not reach his or her ownership requirement within the time period provided, the Committee will determine whether action is appropriate. As of December 31, 2018, eight of the ten non-employee directors serving on the Board at that time had met the ownership requirement. The two directors who had not met the ownership requirement at year-end 2018 joined the Board within the past five years and are expected to meet the ownership requirement within the applicable time period provided.

BOARD AND COMMITTEE GOVERNANCE

Corporate Governance Guidelines

The Board of Directors has adopted corporate governance guidelines on a number of significant matters, including director selection and independence, director responsibilities, Board leadership, and management succession. The corporate governance guidelines are available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com*. The Governance Committee regularly reviews developments in corporate governance and recommends updates to the corporate governance guidelines and other documents as necessary or appropriate in response to regulatory requirements and evolving practices.

Board Leadership Structure

Kevin T. Kabat serves as non-executive Chairman of the Board and Richard P. McKenney serves as President and CEO of the company. As the non-executive Chairman, Mr. Kabat is also deemed the Lead Independent Director and, as such, has the responsibilities outlined in our corporate governance guidelines, including:

- Presiding at all meetings of the Board, including executive sessions of the non-management and independent directors;

- Communicating actions/issues arising from executive sessions to the CEO, as appropriate;

- Authority to call meetings of the independent directors;

- Authority to approve meeting schedules, agendas and information provided to the Board;

- Advising the Board on Board development, including Board and committee leadership succession planning;

- Unless otherwise determined by the Board, meeting with each director to evaluate the Board and committees and reporting this evaluation to the Governance Committee;

- When requested by the independent directors, hiring advisors to the independent directors, to be paid by the company;

- Receiving, through the Corporate Secretary, communications from shareholders seeking to communicate with the Board;

- Serving as a liaison to the independent directors; and

- If requested by major shareholders, ensuring that he is available for consultation and direct communication.

The Board believes the current leadership structure provides significant independent oversight of management, as Mr. McKenney (our CEO and an employee of the company) is the only member of the Board who is not an independent director. The Board holds executive sessions, without management present, at each regularly scheduled in-person Board meeting. In 2018, the independent directors met alone in executive session five times, and each session was chaired by Mr. Kabat.

Our bylaws and corporate governance guidelines allow the offices of Chairman and CEO to be filled by the same or different individuals. This allows the Board flexibility to select the appropriate leadership for our company based on a number of factors, including the specific needs of the business and what best serves the company and shareholders at a given time. The independent directors of the Board will continue to review the Board's leadership structure periodically and may modify this structure from time to time as they determine appropriate and in the best interests of the company and shareholders.

Board Meetings and Attendance

The Board of Directors met seven times during 2018. Depending upon committee assignments, a director generally would have had 16 to 22 meetings to attend in 2018. Average director attendance at Board and committee meetings was 98%, and each incumbent director attended at least 89% of the total number of meetings of the Board and committees on which he or she served during the period of the director's service in 2018.

Directors are expected to attend Annual Meetings. All current directors serving on the Board at the time of the 2018 Annual Meeting attended that meeting.

Committees of the Board

The Board of Directors has five standing committees: Audit, Risk and Finance, Governance, Human Capital, and Regulatory Compliance. Each committee has a charter that is available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com*. In addition to the duties contained in their respective charters, each committee may be assigned additional tasks by the Board, and each is charged with reporting its activities to the Board.

BOARD MEMBERS AND COMMITTEES

Name	Term Expires	Audit	Risk & Finance	Governance	Human Capital	Regulatory Compliance
Theodore H. Bunting, Jr.[1]	2019				•	Chair
E. Michael Caulfield[2]	2019	Chair	•			
Susan L. Cross[3]	2019	•	•			
Susan D. DeVore	2019	•	•			
Joseph J. Echevarria	2019		•	•		
Cynthia L. Egan	2019				Chair	•
Kevin T. Kabat	2019			•	•	
Timothy F. Keaney	2019	•	Chair			
Gloria C. Larson	2019			Chair		•
Richard P. McKenney	2019					
Ronald P. O'Hanley[4]	2019			•	•	
Francis J. Shammo	2019	•				•
2018 Committee Meetings		**9**	**5**	**5**	**6**	**4**

(1)   Mr. Bunting rotated from the Audit Committee to the Regulatory Compliance Committee in May 2018. He was named Chair at that time as well.

(2)   As noted on page 23, Mr. Caulfield will retire from the Board at the 2019 Annual Meeting.

(3)   Ms. Cross joined the Board effective February 25, 2019.

(4)   Mr. O'Hanley rotated from the Risk and Finance Committee to the Governance Committee in May 2018.

COMMITTEE RESPONSIBILITIES

Audit Committee[1]

- Assists the Board in oversight of financial statement and disclosure matters, the effectiveness of internal control over financial reporting, the relationship with our independent auditor, the internal audit function, compliance with legal and regulatory requirements, and financial risk.

- Has the sole authority to appoint, oversee and, if necessary, replace the company's independent auditors.

- A complete description of the responsibilities of the Audit Committee is included in the Report of the Audit Committee on page 39.

Governance Committee[2]

- Assists the Board in implementation and oversight of our corporate governance policies. The Governance committee identifies qualified candidates for the Board and recommends the individuals to be nominated by the Board for election as directors.

- Develops and recommends to the Board our corporate governance guidelines.

- Oversees the process for Board and committee evaluations.

- Advises the Board on corporate governance matters, including with respect to the size, composition, operations, leadership, succession plans and the needs of the Board and its committees.

- Reviews reports concerning environmental, governance and corporate social responsibility matters of significance to the company.

Human Capital Committee[3]

- Assists the Board in oversight of our compensation and benefit programs, and related risks to support business plans, attract and retain key executives, and tie compensation to performance.

- Establishes our general compensation philosophy, principles and practices.

- Takes into consideration the results of the company's most recent say-on-pay vote.

- Evaluates and approves compensation and benefit plans.

- Annually reviews performance and approves compensation of the CEO and other executive officers.

- Reviews and recommends to the Board the form and amount of director compensation.

- Reviews the Compensation Discussion and Analysis and related disclosures in our proxy statements.

Regulatory Compliance Committee[4]

- Assists the Board in its oversight of regulatory, compliance, policy and legal matters and related risks and compliance with laws and regulations.

- Monitors the effectiveness of our compliance efforts concerning applicable regulatory and legal requirements and internal policy.

- Reviews and discusses with management any communication to or from regulators or governmental agencies and any complaints, reports and legal matters that raise significant issues regarding our compliance with applicable laws or regulations.

- Monitors the investigation and resolution of any significant instances of noncompliance or potential compliance violations.

Risk and Finance Committee[5]

- Assists the Board in oversight of our investments, capital and financing plans and activities, including dividends and borrowings, and related financial matters and the associated risks. It also oversees our enterprise risk management activities and other risks not specifically allocated to another committee.

- Monitors, evaluates and recommends to the Board capital and financing plans, activities, requirements and opportunities.

- Oversees implementation of and compliance with investment strategies, guidelines and policies.

- Authorizes loans and investments of the company.

- Reviews, assesses and reports on the impact of various finance activities on our debt ratings.

- Monitors, evaluates and makes recommendations regarding matters pertaining to our Closed Block segment, including long-term care business, that could have meaningful impact upon any of the matters for which the Risk and Finance Committee has oversight responsibility.

(1) All members of the Audit Committee meet the independence requirements of the SEC and the NYSE and our corporate governance guidelines. All five members of the Audit Committee are "audit committee financial experts" under SEC regulations, and are "financially literate" as required by the NYSE.

(2) All members of the Governance Committee meet the independence requirements of the NYSE and our corporate governance guidelines.

(3) All members of the Human Capital Committee meet the independence requirements of the NYSE for directors and compensation committee members and our corporate governance guidelines and are "non-employee directors" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 and "outside directors" for purposes of Section 162(m) of the Internal Revenue Code.

(4) All members of the Regulatory Compliance Committee meet the independence requirements of our corporate governance guidelines.

(5) All members of the Risk and Finance Committee meet the independence requirements of our corporate governance guidelines.

Limits on Board and Audit Committee Service

While we recognize that Board members benefit from service on the boards of other companies and such service is encouraged, the Board believes it is critical that directors be able to dedicate sufficient time to their service on our Board. To that end, no director may serve on more than three public company boards in addition to our Board, or on more than two audit committees of public companies in addition to our Audit Committee.

The Board's Role in Risk Oversight

The Board has an active role, as a whole and also at the committee level, in overseeing management of the company's risks. The Board is responsible for managing strategic risk, and it regularly reviews information regarding our capital, liquidity and operations, as well as the risks associated with each. The Risk and Finance Committee is responsible for oversight of the company's enterprise risk management program and receives a report on these activities at least quarterly. The Risk and Finance Committee is also responsible for overseeing risks associated with investments and related financial matters, including those pertaining to our Closed Block segment, and any other risks not specifically allocated to another committee for oversight. The Audit Committee is responsible for oversight of financial risk and continues to fulfill its NYSE-mandated responsibility to discuss guidelines and policies with respect to the process by which the company undertakes risk assessment and risk management. The Audit Committee and Risk and Finance Committee also meet jointly as appropriate to oversee certain risks for which they have overlapping responsibility, including operational risks relating to data privacy, cybersecurity and business continuity. The Human Capital Committee is responsible for overseeing the management of risks relating to our compensation plans and programs and, as more fully described below, receives an annual report from the company's chief risk officer with respect to these risks. The Regulatory Compliance Committee oversees management of risks related to regulatory, compliance, policy and legal matters, both current and emerging and whether of a local, state, federal or international nature. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire Board of Directors is regularly informed through committee reports about such risks in addition to the risk information it receives directly.

Compensation Risk

Each year, the company's chief risk officer, in consultation with the Human Capital Committee, undertakes a risk assessment of our compensation programs and practices. This year's process included the following steps:

- Review of the overall design and philosophy of the company's incentive compensation programs.

- Review and assessment of the 2018 annual incentive program and long-term incentive program performance measures for alignment between actual results and achievement payout levels.

- Identification of fundamental principles to test, including the SEC's non-exclusive list of situations where compensation programs may have the potential to raise material risks to the company.

- Assessment of the incentive programs in light of the company's primary risks (as disclosed in the company's 2018 Form 10-K) and the company's annual financial and capital plans.

- Assessment of proposed design changes to the 2019 incentive plans.

Based on this assessment, the following conclusions were reached by the chief risk officer and presented to the Human Capital Committee:

- The company's incentive program targets, thresholds, caps, metric weightings and payout curves are effective control mechanisms.

- The incentive plans are balanced and align the long-term interests of stakeholders and management.

- The program's goals are effectively balanced and consistent with the risk levels embedded in the company's financial and capital plans.

- All potential awards are subject to Human Capital Committee discretion and the company has a recoupment policy in place in the event of a material earnings restatement.

Accordingly, our chief risk officer and the Human Capital Committee do not believe the company's compensation programs create risks that are reasonably likely to have a material adverse effect on the company, and that the programs fall within the range of the company's risk appetite.

Director Retirement Policy

Our bylaws do not allow any person to serve as a director beyond the date of the annual meeting of shareholders immediately following his or her 72nd birthday. In accordance with this policy, Mr. Caulfield will retire from the Board effective at the Annual Meeting.

Compensation Committee Interlocks and Insider Participation

During 2018, Ms. Egan and Messrs. Bunting, Kabat, and O'Hanley each served as a member of our Human Capital Committee. None of the members has served as an officer of the company, and during 2018 none of the members was an employee of the company. None of our executive officers served as a member of a board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of our Board or Human Capital Committee.

Related Party Transactions and Policy

The Board has adopted a written policy concerning related party transactions. This policy covers any transaction in which the company was or is to be a participant and the amount involved exceeds $120,000, and in which any related party had or will have a direct or indirect material interest. A "related party" means any of our directors, director nominees, executive officers, persons known to us to beneficially own more than 5% of our outstanding common stock, and any of their respective immediate family members, and any entity in which any of these persons has an interest as an employee, principal or 10% or greater beneficial owner or other material financial interest.

Prior to entering into a transaction that may be viewed as a related party transaction, the related party must notify our general counsel of the facts and circumstances of the transaction. If the general counsel determines that the proposed transaction is a related party transaction, it is submitted to the disinterested members of the Audit Committee for consideration at the next Committee meeting (or to the chair of the Committee if it is not practical to wait until the next meeting and the chair is not a related party to the transaction). The Committee considers all relevant facts and circumstances, including the benefits to the company, if the related party is an independent director or nominee, the potential effect of entering into the transaction on the director's or nominee's independence, any improper conflict of interest that may exist, the availability of other sources for the products and services, the terms of the transaction, and the terms available from or to unrelated third parties generally.

The transaction may be approved if it is determined in good faith not to be inconsistent with the best interests of the company and shareholders. Certain types of transactions are deemed to be pre-approved by the Audit Committee, including executive officer and director compensation arrangements approved by the Board of Directors or the Human Capital Committee, indemnification payments and any transaction between the company and any entity in which a related party has a relationship solely as a director, less than 10% equity holder, or employee (other than an executive officer), or all of these relationships.

Transactions with Related Persons

The company employs a sister-in-law of Michael Q. Simonds, Executive Vice President, President and Chief Executive Officer of Unum US. Charlene Glidden serves as Vice President, Digital Transformation and does not report within the Unum US organization. Her compensation for 2018 was approximately $460,621, and she participated in compensation and benefit arrangements generally applicable to similarly-situated employees.

Codes of Conduct and Ethics

The Board has adopted a Code of Conduct establishing certain business practices and ethics applicable to all of our directors, officers and employees. Our Code guides employees on how to abide by the company's principles and access the resources available to address any ethical issues that arise. We provide online and toll-free access to report ethical issues confidentially, conduct annual training and offer self-service access to a variety of educational materials related to issues covered in our Code. The Board has also implemented a separate Code of Ethics applicable to our CEO and certain of our senior financial officers.

We expect all employees and officers of Unum to abide by the principles and policies set forth in our codes. Both of these codes, together with any information on certain amendments or any waivers applicable to certain of our executive officers, are available on our investor relations website under the "Corporate Governance" heading at *www.investors.unum.com.*

OTHER GOVERNANCE MATTERS

Shareholder Engagement

In line with our commitment to open communication and transparency, we have a robust shareholder engagement process that occurs throughout the year.

In the late summer and early fall, we begin our shareholder engagement efforts by contacting each of our top 50 investors, which in 2018 represented over 68% of our outstanding shares. The focus of these meetings is to discuss our business strategy and our governance and compensation practices, as well as to learn about any other topics that are important to our shareholders. During 2018, our independent Board Chairman joined management for several of the shareholder meetings. In the late fall, we also met with one proxy advisory firm to provide an update on our shareholder engagement efforts and gain further insight into its view regarding our compensation and governance practices and proxy disclosures. These communications promote greater engagement with our shareholders on various corporate governance issues and provide an open forum to share perspectives on our policies and practices.



SUMMER — Review current trends in global compensation and governance practices. Schedule fall meetings with top shareholders.

FALL — Conduct meetings with shareholders to discuss key issues and solicit shareholder feedback.

WINTER — Review shareholder feedback with the Board. Enhance proxy disclosures and adjust our compensation and governance practices as appropriate.

SPRING — Hold follow-up conversations with top shareholders, as necessary, to address important annual meeting issues.

During the winter, we review with our Governance and Human Capital Committees, and with the full Board, the feedback we received during these shareholder meetings and use it to enhance proxy disclosures and make any recommended governance and compensation changes prior to the next Annual Meeting. Following our Annual Meeting in the spring, we review our shareholder voting results, consider compensation and governance trends and current best practices, and conduct follow-up meetings with investors to address any issues.

For additional information on feedback we received from our shareholders during our outreach efforts, refer to page 48.

Environmental, Social and Governance

Millions of people count on our benefits as part of a critical financial safety net, and we strive to deliver on those commitments and make a difference. This focus on doing the right thing guides our approach to sustainability and social responsibility issues. Unum has a long tradition of engaging employees, shareholders, our communities and society at large on advocacy, community outreach, environmental responsibility and good governance. Here are a few ways we aspire to integrate corporate responsibility into our business.

Being Good Stewards of the Environment

We're committed to helping protect the valuable resources that we all depend on to support quality of life for everyone. We do that by striving to effectively manage our impact on the environment. Our facilities account for our biggest environmental impacts, and we have made significant strides in several areas to measure our impact and improve efficiencies to reduce our carbon footprint. Employee 'green teams' also promote environmentally smart ways of living and working. By better managing our impacts today, we are investing in a better future.

Environmental Program Highlights		
18,551 *LED lights replaced less efficient fixtures in 2018, leading to a projected annual savings of 2 million KWH per year*	**36%** *Reduction in employee footprint in 2018 due to collaborative workplace strategy initiative*	**62%** *reduction in printing paper usage since 2016*

Social Outreach and Engagement

Engaging with employees, community partners and in the public discourse are key ways we work to create better places to live and work.

Our Culture and Human Capital Management

The wellbeing of our employees is one of our top priorities and starts with a dynamic and welcoming workplace that embraces diversity, fosters collaboration and encourages employees to bring their best ideas to work every day.

In 2018, we continued a multi-year modernization of our main home offices. This investment is transforming our workspaces to spark greater collaboration, innovation and flexibility, and introduce upgraded food service and fitness amenities for employees. We believe the introduction of a more contemporary workplace will support the recruitment of top talent and the delivery of best-in-class customer service.

Work-life balance is a core value of ours, and we provide access to benefits and resources employees need to enhance their health and wellbeing. We offer comprehensive health plans, annual screenings, on-site fitness and health resource centers at our primary facilities and programs that educate employees and help them manage chronic health issues as well as generous retirement benefits.

Our company has a strong focus on training and professional development. All employees participate in an annual curriculum of training on our Code of Conduct (which covers a variety of topics including ethics, harassment, regulatory compliance and our business practices) privacy, and information security. We also provide employees and managers a variety of training and development programs tailored to their specific roles and support the professional development of our employees through our tuition assistance program.

We're proud to have been recognized as a great place to work by several independent organizations and we will continue to make investments in our people and our culture to create a world-class workplace.

Inclusion and Diversity

We are committing greater resources to foster a workplace that welcomes diverse backgrounds and perspectives, and reflects our customers and our communities. Our commitment starts at the top, and we're pleased to have been recognized as being a leader in gender diversity at the Board level. We set inclusion and diversity performance goals for the CEO and senior leadership team. Last year, we also established an Office of Inclusion & Diversity and hired a Vice President, Inclusion and Diversity and support staff. A variety of programming and training opportunities are available for all employees to learn about issues such as unconscious bias and inclusion in the workplace.

This year, we have committed to creating and sharing a strategic inclusion and diversity plan and key goals.

Recognition for Leadership in Inclusion & Diversity				
Human Rights Campaign Foundation *perfect score on the Corporate Equality Index*	**Top 100** *Innovator in Diversity & Inclusion by Mogul*	**20% by 2020 Campaign** *for female representation on boards of U.S. companies*	**Bloomberg Gender Equality Index** *recognized as a leader in supporting gender equality*	**Disability Best Place to Work** *recognized in 2018 by the Disability Equality Index*

Positively Impacting Our Communities

We're dedicated to building stronger communities in the places where we live and work. Through financial gifts and employee volunteering, we partner with community organizations to improve educational opportunities, promote health and wellness, and support the arts. We encourage employee engagement in community outreach by providing time off for volunteer activities and matching employee giving to qualified organizations. We partner with dozens of local charities every year and provide significant support in the U.S. to public education, health and wellness, and arts and culture. For more information about our community outreach, visit our website.

Employee Engagement & Community Outreach	
$13.2 Million *was contributed to charitable causes*	**Nearly 68,000** *hours of volunteer time was donated by employees*

Advocating for Financial Protection Benefits

We participate in public policy discussions on a variety of issues related to our business and industry. One of our primary areas of focus is advocating for greater access to financial protection benefits for workers and their families in the U.S. and U.K. This is an issue that continues to grow in significance as governmental revenue and funding for public safety net initiatives has declined.

Our engagement in these issues includes:

- Funding research on disability trends, the economic impact of financial protection benefits and consumer insurance purchasing habits;

- Sponsoring state legislation to encourage greater participation in financial protection benefits through employee auto-enrollment, with the option to opt-out;

- Providing expertise to federal and state agencies related to disability benefits; and

- Active participation in industry associations such as the American Council of Life Insurers.

Through engagement with legislators and other public officials at the state and federal level, we educate policymakers on the importance of making financial protection benefits widely available and easy to enroll in.

Good Governance

We are committed to maintaining a sound governance framework rooted in a culture of integrity and responsiveness to the long-term interests of our shareholders. Shareholder perspectives are valued by the Board and management as they consider the current governance landscape and shape our practices to keep pace with, if not stay ahead of, best practices. We list many of our governance practices on page 3.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee (in this report, the "Committee") is appointed by the Board of Directors and operates under a written charter adopted by the Board, a copy of which is available on the company's investor relations website under the heading "Corporate Governance" at www.investors.unum.com. The Committee is comprised solely of independent directors who meet the independence requirements of the SEC and the NYSE. All members of the Committee are "financially literate" as required by the NYSE, and the Board has determined that all five current members are "audit committee financial experts" under SEC regulations. In February 2018, Susan D. DeVore became a member of the Committee upon her election to the Board. In May 2018, Theodore H. Bunting, Jr. rotated from the Committee to the Regulatory Compliance Committee. Additionally, in February 2019, Susan L. Cross became a member of the Committee upon her election to the Board.

The primary purpose of the Committee is to assist the Board in its oversight of the:

- Integrity of the company's financial statements and related disclosures;
- Effectiveness of the company's internal control over financial reporting;
- Compliance by the company with legal and regulatory requirements;
- Qualifications, independence and performance of the company's independent auditor;
- Responsibilities and performance of the company's internal audit function; and
- Management of the company's financial risks.

The Committee is also responsible for discussing guidelines and policies with respect to the process by which the company undertakes risk assessment and management, and communicates with the Risk and Finance Committee as necessary for this purpose. The Committee receives regular enterprise risk management (ERM) reports, including results of the Own Risk and Solvency Assessment (ORSA). In 2018, the Committee Chair and another member of the Committee reviewed and provided input in the development of the ORSA Summary Report. This report provides strong evidence of the strengths of the company's ERM framework, measurement approaches, key assumptions utilized in assessing our risks, and prospective solvency assessments under both normal and stressed conditions.

The Committee met nine times during 2018. The Committee regularly held executive sessions and met separately with its independent auditor, Ernst & Young, and with the internal auditors without management present.

In fulfilling its oversight responsibilities, the Committee reviewed and discussed with management and the independent auditor matters relating to the company's accounting and financial reporting processes, including the internal control over financial reporting; reviewed and discussed with management and the independent auditor the company's annual and quarterly financial statements and related disclosures in reports filed with the SEC; pre-approved all audit services and permitted non-audit services to be performed by the company's independent auditor; reviewed and discussed with management the responsibilities and performance of the internal audit function; discussed with management policies relating to risk assessment and risk management, as well as specific financial risks; and obtained and reviewed reports concerning the company's policies and procedures for ensuring compliance with legal and regulatory requirements.

Management is primarily responsible for the preparation, presentation and integrity of the company's financial statements and for the reporting process, including the establishment and effectiveness of the company's internal control over financial reporting. The company's independent auditor is responsible for performing an independent audit of the financial statements and of the effectiveness of the company's internal control over financial reporting in accordance with auditing standards promulgated by the Public Company Accounting Oversight Board (PCAOB). The independent auditor reports directly to the Committee, which is responsible for the appointment, compensation, retention and oversight of the work performed by the independent auditor.

The Committee reviewed and discussed with management the company's audited financial statements for the year ended December 31, 2018, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant estimates and assumptions which could impact the amounts reported in the company's financial statements, and the clarity of disclosures in the financial statements. The Committee reviewed and discussed with the independent auditor the overall scope and results of the independent audit and its judgments of the quality and acceptability of the company's accounting principles. The Committee also engaged in discussions with management and the independent auditor, among other matters, concerning management's assessment of reserve adequacy across all major business lines, which is presented to the Committee each year. The Committee discussed with the independent auditor the matters required to be discussed by applicable standards of the PCAOB. The Committee engaged in an exercise with its independent auditor using the 2018 audit as an opportunity to better understand new standards requiring discussion of critical audit matters (CAMs) in future auditor reports and the potential impacts on the company's and auditor's processes and reporting. The Committee also received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the auditor's communications with the Committee concerning independence. In addition, the Committee discussed with the independent auditor matters relating to its independence, including consideration of whether the independent auditor's provision of non-audit services to the company is compatible with the auditor's independence. In order to assure continuing auditor independence, the Committee periodically considers whether there should be a regular rotation of the independent auditor.

The company's internal audit function, under the direction of the chief auditor, reports directly to the Committee, which is responsible for the oversight of the work performed by the internal auditors. The internal auditors are responsible for, among other matters, conducting internal audits designed to evaluate the company's system of internal controls. The Committee reviewed and discussed with the company's internal auditors, and received regular status reports from them concerning, the overall scope and plans for their audits. The Committee met with the internal auditors, with and without management present, to discuss their audit observations and findings, and management's responses, and their evaluation of the effectiveness of the company's internal control over financial reporting.

The Committee evaluates the performance of its independent auditor, including the senior audit engagement team, each year and considers whether to retain the current independent auditor or consider other audit firms. In doing so, the Committee took into consideration a number of factors, including the professional qualifications of the firm and the lead audit partner, the quality and candor of the firm's communications with the Committee and the company, and evidence supporting the firm's independence, objectivity, and professional skepticism. Additionally, in conjunction with the mandated rotation of the independent auditor's lead engagement partner, the Committee and its chair are directly involved in the selection of the independent auditor's lead engagement partner, including the current partner who assumed this role in 2014. As the current lead engagement partner has completed five years of service to the company in 2018, a subgroup of the Committee met with a candidate proposed to assume this role in 2019, as well as discussed the candidate's qualifications with management.

Based on this evaluation, the Committee has determined that the continued retention of Ernst & Young to serve as the company's independent auditor is in the best interests of the company and its shareholders. Accordingly, the Committee appointed Ernst & Young as the company's independent auditor for 2018. Ernst & Young has served as the company's independent auditor since the merger of Unum and Provident in 1999, and before that served at various times as the independent auditor for the company and certain predecessor companies. Although the Committee has sole authority to appoint the independent auditor, the Committee recommended that the Board of Directors seek shareholder ratification of the appointment at the Annual Meeting as a matter of good corporate governance.

Based on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board approved, that the company's audited financial statements for the year ended December 31, 2018 be included in the company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

2018 Audit Committee[1]:

E. Michael Caulfield, Chair
Susan D. DeVore
Timothy F. Keaney
Francis J. Shammo

(1)   Susan L. Cross became a member of the Audit Committee following her election to the Board in February 2019, and therefore did not participate in Committee actions with respect to the Report of the Audit Committee contained in this proxy statement.

COMPENSATION DISCUSSION AND ANALYSIS

In this section, we provide an overview of our compensation philosophy and processes, and explain how the Human Capital Committee of our Board (referenced throughout this section as the "Committee") arrived at its compensation decisions for the below named executive officers (NEOs) for 2018.

- Richard P. McKenney, President and Chief Executive Officer

- John F. McGarry, Executive Vice President and Chief Financial Officer

- Michael Q. Simonds, President and Chief Executive Officer, Unum US

- Timothy G. Arnold, President and Chief Executive Officer, Colonial Life

- Lisa G. Iglesias, Executive Vice President and General Counsel

Business and Performance Review

Our Business

We are a leading provider of financial protection benefits in the United States and United Kingdom. Following our acquisition of Pramerica Życie TUiR SA (which we have subsequently renamed Unum Życie TUiR SA and refer to as Unum Poland) in the fourth quarter of 2018, we now provide financial protection benefits in Poland, which expands our European presence. Our products include disability, life, accident, critical illness, dental and vision insurance. These products, primarily offered through the workplace, help protect millions of working people and their families from the financial hardships that can occur in the event of illness, injury, or loss of life.

Our business operations are divided into three primary segments – Unum US, Unum International (formerly solely Unum UK), and Colonial Life – as well as a Closed Block of business that includes products, such as long-term care insurance, that we service and support but no longer actively market. In connection with our acquisition of Unum Poland, we changed the name of our Unum UK segment to Unum International. The Unum International segment is comprised of our Unum UK and Unum Poland lines of business.

2018 Performance

From a financial and operating standpoint, Unum had a very successful year in 2018 as we delivered steady growth across our core businesses, leading to record after-tax adjusted operating earnings per share. We maintained market-leading positions and a strong value proposition with customers and brokers, and focused on expanding our product and geographic footprint. Our disciplined business approach helped us maintain attractive profit margins and a high level of customer satisfaction. These results were despite a challenging environment, including the pressure of continued low interest rates, uncertainty in the U.K. due to Brexit, and industry concerns about long-term care policies.

Financial Highlights[(1)]

Record earnings

Unum achieved record after-tax adjusted operating earnings, continuing our recent history of strong financial performance. For 2018, we delivered strong after-tax adjusted operating income of $1.15 billion, based on total revenue of $11.6 billion. Adjusted operating earnings per share (EPS) was at an all-time high of $5.20, a significant increase over the prior year and the thirteenth consecutive year of after-tax adjusted operating EPS growth.



$1.15 BILLION 17.3%
AFTER-TAX ADJUSTED OPERATING INCOME

$5.20 21.2%
ADJUSTED OPERATING EARNINGS PER SHARE

Return on equity

We continued to put shareholder capital to good use. Consolidated adjusted operating return on equity (ROE) increased to 13.2%, while ROE in our core operating segments grew to 17.8%.



13.2%
CONSOLIDATED ADJUSTED OPERATING ROE

17.8%
ROE IN CORE OPERATING SEGMENTS

Book value

Our book value per share at the end of 2018 was up 3.6% from 2017 (excluding accumulated other comprehensive income, or AOCI). It was the tenth consecutive year of shareholder equity growth.



$43.98 3.6%
BOOK VALUE PER SHARE GROWTH

Strengthening of reserves

We increased our long-term care GAAP reserves by $593.1 million after-tax to reflect our updated best estimate of future obligations, which had little impact on our capital plans and overall financial strength.

Operating Highlights

Unum delivered on our mission of **supporting our customers** in 2018. We paid approximately $7.2 billion in benefits to people facing illness, injury or loss of life. Satisfaction metrics measuring our interaction with customers and partners were high.

We continue to see **strong growth in our core businesses**, particularly in premium income, compared with 2017 results. This growth was achieved while maintaining our pricing and risk discipline, and demonstrates that our value story continues to resonate with customers.

We **managed our investment portfolio well** despite the continued low interest rate environment. Due to the nature of our business, we invest for the long term with an investment philosophy emphasizing sound risk management and credit quality.

(1)   Operating results referenced below include non-GAAP financial measures. Information about the non-GAAP measures used in this proxy statement is set forth in "A Note About Non-GAAP Measures" on page 2. For a reconciliation of the most directly comparable GAAP measures to the non-GAAP measures, refer to Appendix A to the proxy statement.

Long-Term Care Review

The same skills that allow our core franchise to be successful are also beneficial to our closed block of long-term care policies that we service and support, but no longer actively market. In 2009, we closed our individual long-term care business, and in 2012 we closed our group long-term care business. Since that time, we have actively managed these blocks with a combination of rate increases, updates to our liability assumptions to reflect emerging experience, prudent cash infusions, and reserve changes. Since 2006, we have strengthened reserves $4.9 billion in this block. Through these and other steps, we continue to take proactive measures to provide for the long-term stability of this block and provide transparency to our shareholders and customers.

We continued our commitment to effectively managing our long-term care business in 2018 during our annual comprehensive review of this block. Upon completion of this review in the third quarter of 2018, we increased our long-term care GAAP reserves by $593.1 million after-tax to reflect our updated best estimate of future benefit obligations. In the process, we believe we set a standard for disclosure in long-term-care. This action had little impact on our capital plans and overall financial strength.

Strategic Positioning

We have recently taken a number of steps to fuel our growth and position us for the future.

- **Acquisitions:** Unum's recent acquisitions of dental providers in the U.K. and U.S. have accelerated our expansion into the dental market and have been positively received. We also acquired a financial protection provider based in Poland in 2018, expanding our footprint in Europe.

- **Growth initiatives:** We have enhanced our product portfolio with the introduction of dental, vision, stop-loss and new voluntary offerings. Planned geographic expansion is also driving growth.

- **Business investments:** Current and planned investments in technology, customer experience, business development, facilities and our people are designed to further enhance our service capabilities, identify future opportunities for growth, and attract and retain talent.

In addition, key developments in the external environment are having a positive impact on our business.

- **Tax reform:** Tax legislation enacted by the U.S. federal government in December 2017 significantly lowered our overall effective tax rate throughout 2018. The reduction in the corporate tax rate has improved the statutory earnings and cash generation of our insurance subsidiaries and our capital position remains strong.

- **Business confidence:** As a provider of employee benefits offered through the workplace, we expect to benefit as employers gain more confidence in the economic environment, particularly in the U.S. These positive trends have translated to greater hiring and wage growth, business investments and investments in benefits for employees.

Capital Generation for Shareholders

Our strong statutory earnings have resulted in solid capital generation, which we have deployed in a number of ways.

CAPITAL GENERATION FOR SHAREHOLDERS

2018

$567.7 MILLION
CAPITAL RETURNED TO SHAREHOLDERS

SHARES REPURCHASED	**$350.7 MILLION**
	8.7 MILLION SHARES
DIVIDENDS	**$217 MILLION**
	14% GROWTH PER SHARE YoY

SINCE 2007

$6.03 BILLION
CAPITAL RETURNED TO SHAREHOLDERS

SHARES REPURCHASED	**$4.38 BILLION**
	156.4 MILLION SHARES
DIVIDENDS	**$1.65 BILLION**
	326.7% CUMULATIVE INCREASE

Our ability to generate capital remained strong in 2018, allowing us the opportunity to deploy capital in a number of ways. For the year, we invested in our business, strengthened our long-term care reserves and paid out $217.0 million in dividends, including increasing the annual dividend rate by 14% over the prior year. We also repurchased $350.7 million worth of our outstanding shares, bringing our total share repurchases since 2007 to $4.4 billion. In addition, our credit ratings are strong and remain at our targeted levels as a result of our strong balance sheet, our favorable operating results, and our highly respected brand in the employee benefits market.

Business Highlights

The following are 2018 performance highlights within our primary business segments and other key areas of the company:

Unum US

Our Unum US segment, representing 63.8% of our consolidated premium income in 2018, continued its trend of profitable growth. The business delivered steady sales, healthy premium growth, and continued expansion of our new dental and vision offerings across the U.S. These results, combined with favorable benefits experience and effective expense management, drove adjusted operating income higher compared to 2017.



0.5% ADJUSTED OPERATING INCOME	**18.4%** ADJUSTED OPERATING ROE
5.4% PREMIUM INCOME	**-1.3%** SALES

Unum International

Our Unum International segment represents 6.3% of our consolidated premium income in 2018. While the Unum UK line of business continued to face headwinds from the uncertain environment due to Brexit, the addition of Unum Poland helped drive growth in our International segment.



2.0% ADJUSTED OPERATING INCOME	**13.4%** ADJUSTED OPERATING ROE
10.9% PREMIUM INCOME	**1.3%** SALES

Colonial Life

Our Colonial Life segment, representing 17.9% of our consolidated premium income in 2018, had another good year. The business continued its trend of strong sales and premium growth. Consistent with past years, Colonial Life continues to generate solid margins and returns.



3.1% ADJUSTED OPERATING INCOME	**18.0%** ADJUSTED OPERATING ROE
6.1% PREMIUM INCOME	**8.0%** SALES

Closed Block

Our Closed Block segment, representing 12.0% of our consolidated premium income in 2018, delivered stable performance, with an increase in adjusted operating income of 1.3%. We continue to see consistent results, largely as a result of our active oversight of this block of business and ongoing investments in management resources and capabilities. Our commitment to the Closed Block was highlighted by the comprehensive review of our long-term care business we conducted in 2018 and our decision to increase LTC reserves to reflect our estimate of future benefit obligations.

Investments

Our investment results remained solid, generally in line with our plan benchmarks. The portfolio was well-managed through market volatility in 2018 and continues to provide a consistent source of income for our business. Our asset quality remains strong.

Total Shareholder Return

Unum delivered strong financial results in our core businesses and record adjusted operating earnings in 2018, continuing a track record of consistent performance that spans more than a decade. However, investor perceptions in the industry surrounding long-term care and ongoing volatility in the broader market, most notably in the financial services sector, overshadowed our performance. This contributed to the decline in our stock value of more than 45% in 2018.

These results are not indicative of the ongoing strong financial and operational performance of our core businesses and the active management of our closed LTC block. We believe our consistent results have made Unum an excellent long-term investment - including during one of the worst financial crises in memory - and we expect that the performance of our core franchise will again be recognized and ultimately drive long-term shareholder value.

ONE-YEAR TSR



THREE-YEAR TSR



FIVE-YEAR TSR



UNUM · PROXY PEER GROUP · S&P 500 · S&P LIFE & HEALTH INDEX

2018 Say-on-Pay Vote and Shareholder Outreach

Our 2018 shareholder advisory vote to approve executive compensation passed with over 95% support. As we have done for several years, we continued our shareholder engagement through an extensive outreach effort, contacting each of our top 50 investors, representing over 68% of our outstanding shares. Consistent with the prior year, our independent Board Chairman joined several of our meetings with shareholders.



FOR 95%

Six investors, representing more than 15% of our outstanding shares, accepted our invitation for engagement and we met with each of them. Another eight investors, representing approximately 13% of our outstanding shares, responded that a meeting was not necessary.

During the meetings, shareholders provided feedback on a variety of topics; however, we did not receive any suggestions for changes to our compensation programs. Overall, the shareholders we spoke with generally had favorable comments about our practices and programs, which is also evidenced by our most recent say-on-pay votes (approximately 95% in 2018; 96% in 2017; and 97% in 2016). During the 2018 outreach, we received specific positive comments related to:

- Our compensation design and pay structure for executives; and

- Our alignment to shareholders by using a TSR modifier.

Given the uncertainty of the long-term care industry during 2018, management had anticipated an increased focus on our long-term care business. However, only one shareholder commented on our long-term care business and suggested that our proxy disclosure should include how the Committee considered the long-term reserve charge when making the compensation decisions (see performance assessments beginning on page 64 for additional information).

Following consideration of the results of our 2018 say-on-pay vote and feedback we received through these meetings, we did not make any changes to our executive compensation programs. However, our discussions identified opportunities for further enhancements to our proxy statement disclosure and other governance topics including:

- The addition of the CEO Compensation Summary beginning on page 8;

- Enhanced disclosure related to our Environmental, Social and Governance initiatives beginning on page 36; and

- Added footnotes to the "Elements of Pay" table, on page 49, indicating where the underlying incentive plan metrics can be found.

In addition to our meetings with shareholders, we also met with one proxy advisory firm to provide an update on our shareholder engagement efforts and gain further insight into their views regarding our compensation and governance practices and disclosures. Another proxy advisory firm indicated that a meeting was not necessary.

Overall, shareholders told us they appreciated the opportunity to engage in these discussions and the company's willingness to consider their input with respect to both executive compensation and governance practices.

Compensation Program Structure

Our executive compensation philosophy is to reward performance that helps us achieve our corporate objectives, increase shareholder returns, attract and retain talented individuals, and promote a culture of ownership and accountability in the company. We do this by:

- Offering base salaries that reflect the competitive market as well as the roles, skills, abilities, experience, and performance of employees;

- Providing incentive opportunities for all employees based on the achievement of corporate and individual performance goals; and

- Aligning the long-term interests of management and shareholders by offering performance-based equity compensation opportunities and requiring senior officers to own a specified value of shares and retain equity awards for a specified period of time after vesting.

Elements of Pay

There are five primary elements of pay in our executive compensation program, which are summarized in the following table.

	BASE PAY	SHORT-TERM	LONG-TERM		RETIREMENT & WORKPLACE BENEFITS
		ANNUAL INCENTIVE	PERFORMANCE-BASED RSUs	PSUs	
Primary Purpose	Reflects the market for similar positions as well as individual skills, abilities & performance	Rewards short-term performance[1]	Rewards long-term performance, aligns interest with stockholders & promotes a culture of ownership and accountability[1]		Addresses health, welfare & retirement needs
Performance Period	Ongoing	1 year	1 year (vests over 3 years)[2]	3 years prospective	N/A
Form	<-------------- Cash -------------->		<-------------- Equity -------------->		N/A
Payment/Grant Date	Ongoing	<----- In March based on prior year performance ----->			Ongoing

(1) For details on performance measures see "Annual and Long-Term Incentive Programs" beginning on page 55.

(2) A performance threshold goal must be achieved before participants are eligible to receive an award. If the goal is not achieved, no awards are paid.

Those pay elements that are "at risk," or contingent upon individual or corporate performance, are noted in the charts below. Our NEOs, as the most senior officers of the company, have a majority of their targeted total direct compensation (i.e., fixed salary and variable annual and long-term incentive awards) at risk. This design creates an incentive for achievement of performance goals (short- and long-term) and aligns the interests of our executives with those of our shareholders. For 2018, 89% of Mr. McKenney's targeted total direct compensation was at risk. For the remaining NEOs, an average of 72% of their aggregate targeted total direct compensation was at risk.

Chief Executive Officer Target Total
Direct Compensation Mix



Other Named Executives Target Total
Direct Compensation Mix (Average)



● Base Salary   ● Annual Incentive   ● Long-Term Incentive

Roles of the Committee, Chief Executive Officer and Consultant

The Committee, CEO, and compensation consultant each have important roles in our compensation program. The Committee, with input from the CEO, and compensation consultant, has the final authority to:

- Evaluate, design, and administer a compensation program for our executive officers that appropriately links pay, company and individual performance, and the creation of shareholder value;

- Establish performance goals and certify whether they have been attained;

- Review the performance of the CEO, with input from the full Board, and determine his compensation; and

- Determine compensation for each of the other NEOs.

The CEO provides to the Committee:

- A self-assessment outlining his own performance for the year;

- Performance assessments and compensation recommendations for executives who report directly to him, which includes all of the other NEOs; and

- His perspective on the business environment and the company's performance.

The CEO does not participate in any decisions related to his own compensation.

Pay Governance LLC, as independent compensation consultant to the Committee, provides objective, expert analyses, independent advice, and comparative data across peer companies on executive and director compensation. Pay Governance reports directly to the Committee, which is responsible for the appointment, compensation, retention, and oversight of the work performed by the consultant. A senior representative of the compensation consultant generally attends Committee meetings, participates in executive sessions of the Committee without management present, and communicates directly with Committee members outside of meetings.

The Committee has adopted a policy requiring that its compensation consultant be independent. During 2018, the Committee completed its annual assessment of the independence of Pay Governance, taking into account the following factors:

- Compliance with the Committee's independence policy;

- Other services, if any, provided to the company by the consultant;

- The amount of fees paid by the company to the consultant as a percentage of the consultant's total revenues;

- Any business or personal relationships between the consultant (including its representatives) and the company's directors or senior officers; and

- The policies and procedures the consultant has in place to prevent conflicts of interest, which include a prohibition against stock ownership in the company.

Pay Governance has attested to its independence and does not provide any services to the company other than those related to director and executive compensation consulting. Fees paid to Pay Governance for such services provided in 2018 totaled $187,583.

Based on its assessment, the Committee concluded that Pay Governance is independent under the Committee's policy and that Pay Governance's work has not raised any conflict of interest.

In 2018, as a matter of good corporate governance, the Committee commissioned an executive compensation consultant benchmarking analysis. After considering the results of a Request for Information (RFI), the Committee determined to maintain its relationship with Pay Governance.

The company's finance, human resources, and legal staff, including the Chief Financial Officer, support the Committee in its work, interacting with the compensation consultant only when doing so on behalf of the Committee or concerning proposals the Committee will review for approval. Employees from these departments discuss various executive compensation topics with the Committee and Pay Governance, including how compensation plans fit in with other programs and business objectives. Although these staff members may make recommendations, the final decision on all executive compensation matters rests solely with the Committee.

Compensation Benchmarking

The Committee compares the compensation of our NEOs to the median pay of executives in similar positions at peer companies. By generally targeting each pay element to the approximate median of the applicable comparator group (as described below), we ensure that the balance among the elements is competitive, while at the same time allowing company and individual performance to determine a majority of the compensation received by our NEOs. Overall, these benchmarking comparisons are used as points of reference and are secondary to the primary factors considered by the Committee when making compensation decisions. The primary factors are: company performance; individual performance; the executive's level of responsibility and tenure; internal equity considerations; the creation of shareholder value; our executive compensation philosophy; and the results of the most recent shareholder say-on-pay vote and feedback received from engagement with shareholders.

The two sources used by the Committee for benchmarking executive compensation are:

- For CEO and CFO compensation, a proxy peer group comprised of insurance and financial services companies that are either our business competitors or primary competitors for talent (the "Proxy Peer Group"). The Proxy Peer Group is also a reference for compensation programs and practices. The composition of the Proxy Peer Group is determined by the Committee and reviewed annually as outlined below; and

- For the compensation of our other NEOs, the Willis Towers Watson Diversified Insurance Study of Executive Compensation (the "Diversified Insurance Study"). This source is used because responsibilities of our other NEOs may not be directly comparable with those of named executives at other companies in the Proxy Peer Group.

In addition to benchmarking executive compensation, the Committee uses a subset of the Proxy Peer Group (which we refer to as the "PSU Peer Group") for purposes of measuring relative TSR for our PSU awards (see page 60 for details on these awards). This subset is selected because they are considered to be direct business competitors of Unum.

The Committee evaluates the composition of the Proxy Peer Group every year. Peer companies are determined based on five primary criteria (life and health GICS code; reasonable range of: assets, revenues, and market capitalization; and competition with Unum for talent and/or market share). In the past, the Committee has discussed insurance brokers and property and casualty insurers as potential peers. However, the Committee decided not to include these companies due to the differences in business models, performance cycles and executive talent markets. Based on the most recent peer review in August 2018, on average, the companies in the Proxy Peer Group met three of the five criteria. Overall, Unum is at approximately 82% of the revenue median (as of the 12 months ended March 31, 2018). Additionally, 8 of the 11 peers (73%) selected Unum as a peer for compensation benchmarking purposes in their 2018 proxy statements.

Although no changes were made to either our PSU Peer Group or Proxy Peer Group from 2017 to 2018, during its annual Proxy Peer Group analysis in August 2018, the Committee with its consultant, Pay Governance, considered other insurance and financial services companies and determined to remove Genworth from the Proxy Peer Group for 2019. Genworth was removed due to the pending acquisition by China Oceanwide. Furthermore, the Committee considered other insurance and financial services companies and determined that Brighthouse Financial, a company that the Committee believes closely aligns as a life insurance and asset management business, will be added to the 2019 Proxy Peer Group.

Annual sensitivity tests are performed to understand the impact of both larger and smaller peers on median CEO compensation levels. For the tests conducted in 2018, excluding the two smallest and two largest peers for testing purposes had no impact on CEO targeted total direct compensation. An additional sensitivity test was conducted using a common statistical approach known as regression analysis. Regression analysis considers the correlation between two factors (e.g., compensation and revenue size) and is commonly used to adjust compensation data to remove the effects of company size. A regression analysis that considered the correlation between revenue and compensation yielded a corresponding targeted total direct compensation that was 6% less than the median. Based on these tests, the Committee determined that the 2019 Proxy Peer Group is appropriate.

The following table lists the companies in the Diversified Insurance Study ("DIS"), PSU Peer Group and Proxy Peer Group.

BENCHMARKING EXECUTIVE COMPENSATION

Company	DIS Survey Partici-pant[1]	PSU Peer Group[2]	2018 Proxy Peer Group[3]	Proxy Peer Group Indicators				
				Life & Health GICS	0.4x to 2.5x Unum Revenues	0.4x to 2.5x Unum Assets	0.5x to 5.0x Unum Market Capitalization	List Unum as a Peer
Aflac	•	•	•	•	•	•	•	•
Allstate	•							
AXA Group	•							
Cigna	•							
CNO Financial Group	•		•	•	•	•		•
Genworth Financial	•		•	•	•	•		•
Guardian Life	•							
Hartford Financial Services Group	•	•	•		•		•	•
John Hancock	•							
Lincoln National Corporation	•	•	•	•	•		•	•
Massachusetts Mutual	•							
MetLife	•	•	•	•				
Nationwide	•							
New York Life	•							
Northwestern Mutual	•							
OneAmerica Financial	•							
Pacific Life	•							
Principal Financial Group	•	•	•	•	•		•	
Prudential Financial	•	•	•	•			•	
Reinsurance Group of America			•		•	•	•	•
Securian Financial	•							
Sun Life Financial	•							
Thrivent Financial	•							
Torchmark Corporation		•	•	•	•	•	•	•
Transamerica	•							
USAA	•							
Voya Financial	•	•	•		•		•	•

(1) For compensation decisions made in early 2018, benchmarking comparisons were made using the 2018 Proxy Peer Group and the 2017 DIS (the latest data available at the time). Although Unum participates in the DIS, we are excluded from this table. The number of participants in the 2017 DIS was reduced by two (Phoenix Companies and TIAA-CREF) from the prior year.

(2) This peer group will be used for the relative TSR comparison under the 2018 PSU grant. These companies are our direct competitors, are generally followed by the same sell-side research analysts, and generally compete with us for talent.

(3) The Proxy Peer Group includes both property and casualty insurers and life and health insurers, with Unum's assets equal to 29% of the peer median as of December 31, 2017, and our revenue at 80% of the peer median for the year ended December 31, 2017. Unum is not part of the Proxy Peer Group.

Components of Executive Compensation

Base Salary, Annual and Long-Term Incentives

Salaries for our NEOs are established based on their position, skills, experience, responsibilities, and performance. Competitiveness of salary levels is assessed annually relative to the approximate median of salaries in the marketplace using the sources noted beginning on page 51 for similar executive positions. Adjustments may be considered for factors such as changes in responsibilities, individual performance, and/or changes in the competitive marketplace.

Annual and long-term incentive targets are set based on consideration of each NEO's current target, the approximate median of the appropriate comparator group, and each individual's target relative to other NEOs given their respective levels of responsibility. For purposes of determining the amount of annual incentive and long-term incentive awards for our NEOs, the Committee establishes a target amount as a percentage of each executive's salary, except that the long-term incentive target is set as an absolute dollar amount for the CEO. In establishing each target for 2018 awards, the Committee considered market data from the appropriate peer group as well as each individual's target relative to other NEOs, given their respective levels of responsibility.

At its February 2019 meeting, after consideration of company and individual performance during 2018, each executive's responsibilities, tenure and market data, the Committee made decisions with respect to our NEOs' base salaries and annual and long-term incentive targets for 2019 as outlined in each NEOs "Performance Assessment and Highlights" summary beginning on page 64. The Committee believes the 2019 compensation decisions position all of our NEOs' targeted total direct compensation within an appropriate range of the market median given each executive's performance and time in his or her current position.

Individual Performance Evaluations

Individual performance is evaluated by the Committee against the NEO's goals and metrics, specific to his or her respective business area. These goals and metrics are set at the beginning of the year and include the following performance categories:

- Business and financial objectives the Board approved for the company;

- Strategic objectives by business area;

- Talent management initiatives; and

- Operational effectiveness and efficiency.

Evaluation Criteria

In evaluating how effectively the NEOs met their goals, the Committee considered:

- Company performance;

- For the CEO, the Board's assessment of his performance, as well as his self-assessment;

- For NEOs other than the CEO, the performance assessments of the NEOs. The performance assessment is based on a combination of performance feedback from the CEO, peers, direct reports, and other partners, as well as the individual's self-assessment; and

- Written assessments by all Board members of each NEO against their stated goals in the areas listed below:

✓ Ability to balance complex and competing factors	✓ Balance of putting the company first with appropriate self-care and resilience
✓ Commitment to the enterprise and their business unit	✓ Leadership
✓ Statesmanship	✓ Building and sustaining a high-functioning organization and team
✓ Strategic planning, succession planning and leadership development	✓ Demonstrated performance
✓ Board relations	✓ Humility and ego maturity

Based on the NEOs' individual performance goals and Board assessment in combination with the CEO's assessment of those reporting to him, the Committee awarded each NEO an individual performance percentage which is used to adjust the earned annual incentive and long-term incentive awards between 0% and 125%. These percentages were used to calculate the final payout of 2018 annual incentives and long-term incentive awards granted in 2019, as described under "Performance Assessment and Highlights."

Annual and Long-Term Incentive Programs

Company Performance Targets

Each year, the Committee sets targets for several performance measures that are used to calculate annual and long-term incentive awards. Performance measures and their respective targets are established for the company. Weightings are assigned to each performance measure based on its relative importance to the company.

The performance targets are aligned with the company's primary business objectives:

- Strong operational performance

- Disciplined growth

- Effective risk management

- Consistent capital generation

The performance goals in our incentive plans are a direct output of our business plans which are approved by the Board each year.

Goal Rigor

The business plans and the associated metrics carefully balance the current performance of the business and the risk appetite of the enterprise with an appropriate amount of stretch designed to drive consistent growth and improvement. In addition, the Committee considered external economic factors including: (1) the overall economic growth rate, (2) employment and wage growth, which impacts our overall premium levels, and (3) the interest rate and investment environment which can have a significant impact on our overall profit margins.

We set challenging business plans and performance measures to ensure that their achievement will drive long-term value for shareholders. In setting the business plans and performance metrics, a number of sensitivity tests are run to determine the possible upside and downside scenarios to the plan. These scenarios are reviewed to be certain we have the appropriate degree of rigor in the plan.

Once the performance measures are established, the incentive payout targets are set to appropriately align pay with performance.

Generally, the performance range for each annual incentive performance measure is set based on what is appropriate for the variability of the metric. The actual ranges for each performance metric are shown in the table on page 59. The payout range for each metric is from 0-150%.

To align our metrics with shareholders, over both a near-term and an extended timeframe, the Committee determined to use ROE under both our annual and long-term incentive plans. The Committee believes that using this metric in incentive plans that pay out over both one-year and three-year periods encourages executives to focus on both short- and long-term results. The Committee also believes that any risk of overemphasizing ROE in the annual and long-term incentive plans is avoided by assigning it only a 15% weighting for the annual incentive plan and by weighting it equally with another performance measure in the long-term incentive plan (in recent years, average after-tax adjusted operating earnings per share) with further adjustment based on relative TSR for PSUs awarded under our long-term incentive plan.

Our incentive plans are subject to an annual risk assessment by our chief risk officer, which is discussed with the Committee as described on page 33.

Each performance metric has been selected because the Committee believes it is an appropriate driver of long-term shareholder value:

Incentive Metric	2018 Weightings		Purpose
After-Tax Adjusted Operating Income	35%	⇨	Measures profitability achievement
Consolidated Adjusted Operating Return on Equity	15%	⇨	Measures effectiveness of balancing profitability and capital management priorities
Earned Premium	15%	⇨	Measures growth and competitiveness of the business
Sales	15%		
Customer Experience	10%	⇨	Measures effective and efficient customer service
Operating Expense Ratio	10%		

Our annual incentive awards reward performance based on the achievement of both company and individual performance, which the Committee believes aligns compensation with the objectives of shareholders. The Annual Incentive Plan, under which 2018 annual incentive awards were granted, includes:

- Eligibility for all non-sales employees to receive an annual incentive;

- An Executive Officer Incentive Plan in which our NEOs participate; and

- An objective performance threshold of $250 million of statutory after-tax operating earnings and other sources of cash flow available from the company's insurance and non-insurance subsidiaries for the fiscal performance year that provides funding for incentive payments. This goal must be achieved before participants are eligible to receive an award. If the goal is not achieved, no awards are paid.

The decision-making process to determine 2018 annual incentive awards was as follows:

If the 2018 Performance Threshold was met, then:

($)	×	**(%)**	×	**(%)**	=	**($)**
2018 Annual Incentive Target for NEOs		2018 Company Performance[1]		2018 Individual Performance[2]		2018 Annual Incentive Award

If threshold was not met, then award not paid

(1)　The Committee exercises discretion as to the final percentage considering all performance factors, including, but not limited to, the quality of financial results. For details on adjustments for 2018, see page 58.

(2)　Individual performance may range from 0% to 125%. Individual performance adjustments for 2018 are described beginning on page 65.

Once it was determined that the performance threshold had been met for 2018, specific awards for our NEOs were arrived at by:

- Applying the individual annual incentive targets, which had been set in early 2018, to each individual's eligible earnings;

- Calculating company performance percentages by comparing actual results to the performance targets described beginning on page 55 (the Committee may also take into account other factors, including economic considerations as well as non-financial goals);

- Establishing an individual performance percentage (from 0% to 125%) using the individual assessment process described beginning on page 54; and

- Multiplying company performance by individual performance and the NEO's annual incentive target.

Incentive Funding Performance Requirement

The funding of awards under our Annual Incentive Plan is conditioned on the company achieving a specified level of performance. We apply an incentive funding performance requirement because we believe employees and officers should receive incentive awards only after our shareholders and creditors are paid.

The Annual Incentive Plan specifies a performance requirement of $250 million of statutory after-tax operating earnings to fund the plan. For 2018, the Committee established the same performance requirement to fund grants under the long-term incentive plan. Funds used to attain the performance requirement are derived from statutory after-tax operating earnings and other sources of cash flow available from the company's insurance and non-insurance subsidiaries.

The company successfully achieved the performance requirement for funding the 2018 annual incentive awards and the long-term incentive grants made in March 2019.

While the "qualified performance-based compensation" exception under Section 162(m) was eliminated in 2017, the Committee has reaffirmed our pay-for-performance alignment and determined that our annual and long-term incentive plans will continue to be predicated upon the company achieving a specified level of performance. Therefore, in 2019, we will continue to use the performance requirement of $250 million of statutory after-tax operating earnings to fund our annual and long-term incentive plans.

Items Excluded When Determining Company Performance

When establishing the performance measures and weightings for 2018, the Committee determined that the effect of certain items not included in the 2018 financial plan would be excluded from the calculation of the company's performance, for purposes of both the annual and long-term incentive plans, should they occur. The Committee believes it is appropriate to exclude the items below because they: (1) are unusual or infrequent in nature, (2) do not directly reflect company or management performance, or (3) could serve as a disincentive to capital management or other decisions which are in the best interest of the company and shareholders. These criteria are the same ones that we used in 2018 and the Committee has also approved them for use in 2019. The items are:

- Unplanned adjustments resulting from accounting policy changes, legal, tax or regulatory rule or law changes;

- The impact of any unplanned acquisitions, divestitures, or block reinsurance transactions;

- Unplanned adjustments to the Closed Block of business;

- The effect of any unplanned regulatory, legal, or tax settlements;

- The effect of unplanned changes to strategic asset allocation;

- Unplanned debt issuance, repurchasing or retirement; or stock repurchase or issuance;

- The effect of differences between actual currency exchange rates versus exchange rates assumed in the financial plan;

- Unplanned fees or assessments, including tax assessments, from new legislation; and

- The effect on revenue from unplanned variances from floating rate securities and index-linked securities.

Annual Incentive Results

2018 ANNUAL INCENTIVE TARGETS AND RESULTS ($s in millions)

	Threshold[1]	Target[1]	Maximum[1]	Component Weight	Result
Unum Group (actual results in blue)					
After-tax adjusted operating income[2]	$848.1	**$1,145.0** $1,130.8	$1,215.6	35%	Above target
Consolidated adjusted operating return on equity[3]	9.79%	**13.20%** 13.06%	14.04%	15%	Above target
Earned premium[4]	$6,718.8	**$7,909.0** $7,904.5	$8,695.0	15%	Above target
Sales	$1,390.2	**$1,762.9** $1,853.6	$2,224.3	15%	Below target
Customer experience[5]	270%	**296%** 300%	375%	10%	Below target
Operating expense ratio[6]	19.66%	**17.59%** 17.66%	16.66%	10%	Above target

(1) For each performance measure, there is no payout at or below the threshold. For each performance measure, the payout would be 150% for performance at or above the maximum. For performance between defined levels, the payout is interpolated.

(2) After-tax adjusted operating income is defined as net income adjusted to exclude after-tax net realized investment gains or losses and certain other items specified in the reconciliation of non-GAAP financial measures attached hereto as Appendix A.

(3) Consolidated adjusted operating return on equity is calculated by dividing after-tax adjusted operating income by the average of the beginning- and end-of-year stockholders' equity adjusted to exclude the net unrealized gain or loss on securities and the net gain on hedges.

(4) Earned premium is calculated for our core operations (Unum US, Unum International, and Colonial Life).

(5) Customer Experience is based on the quality of our customers' experiences and includes measures which focus on areas that impact customer loyalty and satisfaction.

(6) The operating expense ratio is equal to operating expenses as a percentage of earned premium (or total company expense over total company earned premium) inclusive of the Closed Block and Corporate segments.

Applying the criteria and standards approved by the Committee when it established the 2018 annual incentive targets, as discussed on page 58, the Committee adjusted the Annual Incentive Plan performance calculations for the impact of the following four items on our 2018 financial plan results that were not included in the 2018 financial plan from which the targets were initially derived:

• The effect of a long-term care reserve increase within the Closed Block of business (impact to equity);

• The effect of differences between actual stock repurchases and the amount assumed in the financial plan (actual repurchases were lower than plan which impacted equity);

• The effect of differences between actual debt issuances and amount assumed in the financial plan (impact to earnings); and

• The effect of differences between actual foreign currency rates and the exchange rates assumed in the financial plan.

Each year, the Committee also undertakes an overall assessment of the results while also maintaining the discretion to make final adjustments. Any adjustments are based on a review of the actual achievement for each performance measure compared to the annual incentive targets listed on page 59, as well as a qualitative assessment of results. For 2018, the Committee made minor adjustments to the overall performance based on qualitative considerations that slightly reduced the aggregate annual incentive payout (by less than 1%). The resulting Annual Incentive Plan achievement level for 2018 was 100% as shown below.

2018 Annual Incentive Plan Achievement Level

100%
Unum Group

The table below sets forth the target incentive and the actual annual incentive awards approved by the Committee to our NEOs for 2018 performance. For a discussion of 2019 annual incentive award targets for each NEO, see the "Performance Assessment and Highlights" summary beginning on page 64.

Depending on their role in the company, the annual incentive awards for our NEOs are tied in various ways to the performance of Unum Group and its business units. The annual incentive awards of all NEOs are based on Unum Group performance though the individual goals for Mr. Simonds and Mr. Arnold include financial goals related to their respective business units. The following table outlines the annual incentives awarded for 2018 performance.

ANNUAL INCENTIVE PAID IN 2019   (for 2018 performance)

Executive	2018 Incentive Target (%)		Eligible Earnings ($)		Company Performance (%)		Individual Performance (%)		2018 Annual Incentive Paid ($)
Mr. McKenney	200%	X	1,000,000	X	100%	X	95%	=	1,900,000
Mr. McGarry	110%	X	630,000	X	100%	X	100%	=	693,000
Mr. Simonds	100%	X	627,418	X	100%	X	100%	=	627,418
Mr. Arnold	90%	X	497,144	X	100%	X	100%	=	447,429
Ms. Iglesias	90%	X	521,315	X	100%	X	100%	=	469,184

Long-Term Incentive

Our long-term incentive plan aligns the long-term interests of management and shareholders by tying a substantial portion of executive compensation directly to the company's stock price. All long-term incentive awards in 2018 were granted under the Stock Incentive Plan of 2017. Our long-term incentive award mix is based on a review of peer practices as well as what the Committee believes most appropriately retains and rewards our NEOs and ensures that a significant portion of each executive's compensation is tied to the increase of our stock price over the long-term. The mix of awards for each NEO was 50% performance-based restricted stock units (PBRSUs) and 50% performance share units (PSUs). As with the Annual Incentive Plan, grants of PBRSUs and PSUs have been conditioned on the company first achieving a corporate performance threshold, as described on page 57.

All of our NEOs received a long-term incentive grant in March 2018 in the form of PBRSUs and PSUs. All grants were awarded based on the achievement of an after-tax statutory earnings threshold for 2017, as modified by individual achievement factors for 2017. PBRSUs vest ratably over three years while PSUs vest at the end of the

3-year performance period dependent upon actual performance, modified (up to +/- 20%) by relative TSR. The decision-making process to determine long-term incentive awards granted in March 2018 was as follows:

If the 2017 Performance Threshold was met, then:

($)	**×**	**(%)**	**=**	**($)**
2017 Long-term Incentive Target for NEOs		2017 Individual Performance[1]		2018 Long-term Incentive Award

If threshold was not met, then award not granted under plan

(1)   Individual performance may range from 0% to 125%. Individual performance adjustments for 2017 are described on pages 56 through 58 of our 2018 proxy statement.

As outlined in the diagram, once it was determined that the performance threshold had been met, the total value of the long-term incentive awards for our NEOs were determined by:

- Applying the individual long-term incentive targets, which were set in early 2017 by considering the market data from the appropriate comparator group (as described beginning on page 51) as well as each individual's target relative to other NEOs, given their respective levels of responsibility, to each individual's base salary, except that, the long-term incentive target is set as a dollar amount for Mr. McKenney;

- Establishing an individual performance percentage (from 0% to 125%) using the individual assessment process described beginning on page 54 (for a discussion of the individual NEO performance assessments for 2017 that determined the individual performance percentage for these 2018 grants, other than for Mr. Arnold, see page 56 of our 2018 Proxy Statement). For Mr. Arnold, the Committee applied an individual performance percentage of 110% based on his leadership of Colonial Life's 2017 performance, including sales growth of almost 8%, the continued expansion of sales territories as well as an increase in new representatives. Additionally, the Committee recognized his contributions as part of the senior leadership team; and

- Multiplying each NEO's long-term incentive target by his or her individual performance percentage.

Once the long-term incentive award value was determined, it was awarded as described below:

- The 2018 long-term incentive award was divided evenly between PBRSUs (50%) and PSUs (50%) for each NEO; and

- The PBRSUs vest based on each NEO's continued service over a three-year period. The PSUs vest based on the achievement of three-year (2018-2020) pre-established goals for average adjusted operating return on equity and average adjusted operating earnings per share, modified (up to +/- 20%) by relative TSR as described below.

No stock is issued under PBRSUs at the time of grant. Instead, company stock is issued only when the grant is settled. During the performance period, dividend equivalents accrue and vest only when and to the extent that the underlying PBRSUs vest. In addition, there are no shareholder voting rights unless and until the award is settled in shares.

LONG-TERM INCENTIVE GRANTED IN 2018   (for 2017 Performance)

Executive	2017 Long-Term Incentive Target		Individual Performance		2018 Long-Term Incentive Grant[2]
Mr. McKenney[1]	$5,500,000	X	120%	=	$6,600,000
Mr. McGarry	1,102,500	X	105%	=	$1,157,625
Mr. Simonds	984,000	X	115%	=	$1,131,600
Mr. Arnold	582,000	X	110%	=	$640,200
Ms. Iglesias	631,250	X	110%	=	$694,375

(1)   Mr. McKenney's target was set as a dollar amount, rather than as a percentage of salary as for the other NEOs.

(2)   The amount shown is the award approved by the Committee for each NEO. This amount is then converted to the respective number of PBRSUs and PSUs based on the closing stock price on the date of grant. The amount included in the Summary Compensation Table on page 77 was calculated using the closing stock price for PBRSUs and the Monte Carlo valuation methodology for PSUs.

Executive	Performance-Based Restricted Stock Units Granted (Mar. 2018)	Performance Share Units Granted (Mar. 2018)
Mr. McKenney	66,924	66,924
Mr. McGarry	11,738	11,738
Mr. Simonds	11,474	11,474
Mr. Arnold	6,492	6,492
Ms. Iglesias	7,041	7,041

The PSUs will vest based on the achievement of three-year, prospective (2018-2020) average adjusted operating earnings per share and average adjusted operating return on equity goals, and the achievement will be modified (up to +/-20%) based on our TSR relative to eight members of our "PSU Peer Group." Assuming performance above the threshold, PSUs can be paid out at 40% to 180% of target. The eight companies in the PSU Peer Group (Aflac, Hartford Financial Services, Lincoln Financial, MetLife, Principal Financial, Prudential Financial, Torchmark and Voya Financial) were selected because they are considered to be direct business competitors of Unum (see discussion beginning on page 52 for the differences between our Proxy Peer Group and PSU Peer Group). We believe it is appropriate to modify these awards based on relative TSR performance, since Unum's individual TSR performance directly affects the value of the equity awards. The table below outlines the three-year performance targets established by the Committee for the PSU grants made in March 2018. PSUs are notional units that will track the value of our share price over the three-year performance period, and will vest and be settled through the issuance of shares based upon the achievement of the predetermined performance metrics. Dividend equivalents accrue during the three-year performance period and will vest only when and to the extent that the underlying PSUs vest.

TARGETS FOR PERFORMANCE SHARE UNITS (PSUs) GRANTED IN 2018

Corporate Performance Factors	Driver of Shareholder Value	Component Weighting	Threshold	Target	Maximum
Unum Group					
Average 3-year Consolidated Adjusted Operating Return on Equity (2018-2020)	Capital Management Effectiveness	50%	**9.05%**	**12.06%**	**13.87%**
Average 3-year After-Tax Adjusted Operating EPS (2018-2020)	Profitability	50%	**$4.01**	**$5.36**	**$6.16**
Relative Total Shareholder Return		**Modifier Percentile**	**-20% @ 35th**	**0 @ 50th**	**+20% @ 75th**

Vesting of 2016 Performance Share Units (PSUs)

The long-term incentive mix for our NEOs' 2016 awards included 50% in the form of PSUs, which vested based on performance over a three-year performance period that ended on December 31, 2018.

The table below provides an overview of the three-year goals for the 2016 PSU grant as well as their actual achievement levels.

2016 PERFORMANCE SHARE UNIT (PSU) AWARDS

Corporate Performance Factors	Component Weighting	Threshold	Target	Maximum	Result
Unum Group					
Average 3-year Adjusted Operating Return on Equity (2016-2018)	50%	**8.49%**	**11.32%**	**13.02%**	12.00%
Average 3-year After-Tax Adjusted Operating EPS (2016-2018)	50%	**$3.15**	**$4.19**	**$4.83**	$4.46
Relative Total Shareholder Return	**Modifier Percentile**	**-20% @ 35th**	**0 @ 50th**	**+20% @ 75th**	**@ 0th**

Based on the above performance, and after taking into account the factors described below, in February 2019, the Committee certified the results for this grant and approved a payout. The business goals were achieved at 120.3%, with relative TSR at the lowest percentile which resulted in a 20% decrease for a final payout of 96.2%.

As discussed under "Items Excluded When Determining Company Performance," beginning on page 58, when setting the performance measures and weightings for the 2016 PSU grant, the Committee determined that certain items not included in the financial plan for fiscal years 2016 to 2018 would be excluded from the calculation of the company's performance.

Applying the criteria and standards approved by the Committee, targets were adjusted for the impact of the following items:

- The effect of the newly enacted U.S. corporate tax rate and revaluation of the net deferred tax liability as a result of tax reform;

- The effect of a change to the presentation of the company's prior period adjusted operating earnings as a result of the inclusion of amortization of prior period actuarial gains or losses, a component of net periodic benefit cost for our pension and other postretirement benefit plans;

- The effect of unplanned acquisition expenses and operating earnings related to Starmount Life Insurance Company, Unum Poland and other acquisition expenses;

- The effect of a long-term care reserve increase within the Closed Block of business;

- The effect of a reserve increase related to the settlement with a third party regarding unclaimed death benefits (UDB);

- The effect of an unplanned change to strategic asset allocation by investing in medical stop-loss product;

- The effect of differences between actual stock repurchases and the amount assumed in the financial plan;

- The effect of differences between actual debt issuances and the timing, amount and rate assumed in the financial plan;

- The effect of differences between actual foreign currency rates and the exchange rates assumed in the financial plan;

- The effect of an unplanned reinsurance treaty; and

- The impact of a loss from a guaranty fund assessment.

Performance Assessment and Highlights

The NEOs' achievement levels, for purposes of the 2018 annual incentive awards paid and long-term incentive awards granted in March 2019, were determined in part based on the individual performance goal areas listed in the "Individual Performance Evaluations" beginning on page 54. The NEO summaries, beginning on the next page, detail the Committee's decisions for each element of compensation as well as highlights of each executives performance. These summaries also include each NEO's annual compensation as well as their compensation targets for 2018 and 2019.

RICHARD P. McKENNEY, *President and Chief Executive Officer*



ANNUAL COMPENSATION[1]

2018	
Base Salary	$1,000,000
AI	$1,900,000
LTI	$6,175,000
2017	
Base Salary	$1,000,000
AI	$2,415,000
LTI	$6,600,000

COMPENSATION TARGETS

2019	
Base Salary	$1,000,000
AI Target	200%
LTI Target	$6,500,000
2018	
Base Salary	$1,000,000
AI Target	200%
LTI Target	$6,500,000

In assessing Mr. McKenney's performance for 2018, the Committee noted that he:

- Led the company to a strong level of financial performance in 2018, including a more than 20% growth in adjusted operating earnings per share and return on equity in excess of 13%, continuing a consistent pattern of outstanding operating results;

- Took actions and delivered statutory results to ensure the company maintains a very strong balance sheet and robust capital position. Capital generation and deployment met or exceeded expectations as the company returned value to shareholders through the repurchase of approximately $350 million in shares and a dividend increase of 14% per share year over year. The strong capital position also allowed the company to invest in the business and pursue acquisitions and expansion, while providing continued flexibility to respond to future challenges and opportunities;

- Undertook a number of strategic initiatives designed to position the company for ongoing, long-term success. This included embarking on a digital transformation journey, reinvesting in the customer experience, launching new products, growing the distribution network, and expanding the company's footprint through the acquisition of a Poland-based financial protection provider;

- Reaffirmed the company's commitment to sustainability and social responsibility through the establishment of an Office of Inclusion & Diversity, the focus on an environmental, social and governance (ESG) platform, and continued investments in the company's workforce through benefits such as expanded paid parental leave; and

- Led the company's continued efforts to actively and responsibly manage its closed block of long-term care policies by completing a strategic review of this business that resulted in the strengthening of reserves by approximately $590 million after-tax and set the standard for disclosure in long-term care.

Although stock price is not a direct criteria for assessing the CEO's performance, the Committee considered its impact on TSR while weighing the above individual achievements and overall performance of the company. The decline in stock value in 2018 was affected by investor perceptions in the industry surrounding long-term care and ongoing volatility in the broader market, most notably in the financial services sector. Despite this, the Committee believes the company is well-positioned for long-term success through the actions of Mr. McKenney. Given this, the Committee awarded Mr. McKenney an individual performance percentage of 95% for his 2018 annual incentive award and 95% as the individual performance modifier for his long-term incentive award granted in March 2019.

(1) Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g. annual and long-term incentive paid/granted in 2019 were adjusted based on 2018 performance and therefore are shown as 2018 compensation). For LTI, this presentation is different than the Summary Compensation Table (see page 77), which reports equity awards the year granted. The above is not a replacement for the Summary Compensation Table.

JOHN F. McGARRY, *Executive Vice President and Chief Financial Officer*



ANNUAL COMPENSATION[(1)]

2018	
Base Salary	$630,000
AI	$693,000
LTI	$1,260,000
2017	
Base Salary	$623,077
AI	$822,462
LTI	$1,157,625

COMPENSATION TARGETS

2019	
Base Salary	$630,000
AI Target	110%
LTI Target	200%
2018	
Base Salary	$630,000
AI Target	110%
LTI Target	200%

In assessing Mr. McGarry's performance for 2018, the Committee noted that he:

- Provided effective leadership as CFO through a complex capital environment, allowing the company to achieve strong operational results and grow key financial metrics while managing challenges in the Closed Block that drove market uncertainty;

- Ensured the company maintained a strong capital position with flexibility to invest in growth through geographic expansion, fund technology and product investments, set aside additional reserves for our Closed Block and return capital to shareholders through dividend increases and share repurchases;

- Accelerated our annual strategic review in the long-term care portion of our Closed Block segment, leading to a strengthening of reserves and revised assumptions that place the block on a path of greater sustainability;

- Significantly contributed in key ways to our strategic assessment and actions, drawing not only on his financial expertise but also his deep experience throughout Unum; and

- Continued driving change management and talent development in the Finance team, particularly our leadership pipeline and inclusion and diversity.

Given these accomplishments, the Committee applied individual performance percentages of 100% for Mr. McGarry's 2018 annual incentive award and 100% for his long-term incentive award granted in March 2019.

(1)   Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g. annual and long-term incentive paid/granted in 2019 were adjusted based on 2018 performance and therefore are shown as 2018 compensation). For LTI, this presentation is different than the Summary Compensation Table (see page 77), which reports equity awards in the year granted. The above is not a replacement for the Summary Compensation Table.

MICHAEL Q. SIMONDS, *President and Chief Executive Officer, Unum US*



ANNUAL COMPENSATION[1]	
2018	
Base Salary	$627,418
AI	$627,418
LTI	$1,213,472
2017	
Base Salary	$611,538
AI	$792,554
LTI	$1,131,600

COMPENSATION TARGETS	
2019	
Base Salary	$630,375
AI Target	100%
LTI Target	175%
2018	
Base Salary	$630,375
AI Target	100%
LTI Target	175%

In assessing Mr. Simonds' performance for 2018, the Committee noted that he:

- Led Unum US to strong financial results, including record adjusted operating income of $1.0 billion, exceeding expectations;

- Delivered strong premium growth of 5.4% despite a more competitive market environment, while maintaining risk and pricing discipline, and resulting in margins and ROE levels at the top of our industry;

- Continued to drive operational improvements in Unum US that resulted in greater efficiencies and an enhanced experience for our customers

- Managed the development of key strategic initiatives for Unum US and the broader enterprise to expand our product and service portfolio, leverage technology to drive growth and customer experience, and quickly redeploy resources to take advantage of new opportunities; and

- Has effectively built a culture of change within Unum US led by a strong leadership team that has mentored key talent and fostered inclusion and diversity in the organization.

Given these accomplishments, the Committee applied individual performance percentages of 100% for Mr. Simonds' 2018 annual incentive award and 110% for his long-term incentive award granted in March 2019.

---

(1)   Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g. annual and long-term incentive paid/granted in 2019 were adjusted based on 2018 performance and therefore are shown as 2018 compensation). For LTI, this presentation is different than the Summary Compensation Table (see page 77), which reports equity awards in the year granted. The above is not a replacement for the Summary Compensation Table.

TIMOTHY G. ARNOLD, *President and Chief Executive Officer, Colonial Life*



ANNUAL COMPENSATION[(1)]	
2018	
Base Salary	$497,144
AI	$447,429
LTI	$656,296

COMPENSATION TARGETS	
2019	
Base Salary	$500,035
AI Target	90%
LTI Target	125%
2018	
Base Salary	$500,035
AI Target	90%
LTI Target	125%

In assessing Mr. Arnold's performance for 2018, the Committee noted that he:

- Delivered another year of strong financial and operational results at Colonial Life, with growth in sales, premium and adjusted operating income;

- Guided an exceptional launch of our new Colonial Life dental product, with sales far exceeding expectations;

- Accelerated work to automate and modernize our processes and interactions with customers, leveraging technology in areas such as claims submission, engagement with independent agents and enrollment;

- Led efforts to leverage Colonial Life's expertise in key areas, including enrollment and benefits education, to help drive growth in other areas of the company; and

- Continued to strengthen a strong and talented culture at Colonial Life committed to inclusion and diversity, professional growth and leadership development.

Given these accomplishments, the Committee applied individual performance percentages of 100% for Mr. Arnold's 2018 annual incentive award and 105% for his long-term incentive award granted in March 2019.

---

(1)   Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g. annual and long-term incentive paid/granted in 2019 were adjusted based on 2018 performance and therefore are shown as 2018 compensation). For LTI, this presentation is different than the Summary Compensation Table (see page 77), which reports equity awards in the year granted. The above is not a replacement for the Summary Compensation Table.

LISA G. IGLESIAS, *Executive Vice President and General Counsel*



ANNUAL COMPENSATION[(1)]

2018	
Base Salary	$521,315
AI	$469,184
LTI	$751,036
2017	
Base Salary	$502,692
AI	$452,423
LTI	$694,375

COMPENSATION TARGETS

2019	
Base Salary	$550,000
AI Target	95%
LTI Target	135%
2018	
Base Salary	$525,200
AI Target	90%
LTI Target	130%

In assessing Ms. Iglesias' performance for 2018, the Committee noted that she:

- Demonstrated effective leadership as General Counsel for our legal, audit, government affairs, ethics, compliance and supply management teams during a year of substantial change and business support needs;

- Increased accountability of key Board and Committee activities, improving communication from senior management and enhancing key processes;

- Has been a valued and vocal leader in our $100 million, multiyear strategy to create a more collaborative and engaging workplace, and continued her leadership of key inclusion and diversity initiatives;

- Continued her work to further strengthen our culture of ethical conduct, compliance and transparency; and

- Focused on talent and leadership development in key areas, particularly in our supply management team.

Given these accomplishments, the Committee applied individual performance percentages of 100% for Ms. Iglesias' 2018 annual incentive award and 110% for her long-term incentive award granted in March 2019.

(1)   Base salary shown is the earnings for the year. Annual incentive (AI) and long-term incentive (LTI) amounts are the decisions related to that performance year (e.g. annual and long-term incentive paid/granted in 2019 were adjusted based on 2018 performance and therefore are shown as 2018 compensation). For LTI, this presentation is different than the Summary Compensation Table (see page 77), which reports equity awards in the year granted. The above is not a replacement for the Summary Compensation Table.

Compensation Policies and Practices

Equity Grant Practices

Equity grants awarded under the long-term incentive program are approved at the February meeting of the Committee, which typically occurs two to three weeks after the company's annual earnings are released to the public. The March 1, 2018 grant was approved at the February 2018 meeting of the Committee. The closing stock price on the grant date is used to determine the number of units awarded.

Stock Ownership and Retention Requirements

Ensuring that senior officers have a significant ownership stake in the company aligns the long-term interests of management and shareholders and promotes a culture of ownership and accountability. The following table reflects the stock ownership and retention requirements across Unum Group for senior level officers beyond those described in the proxy.

STOCK OWNERSHIP AND RETENTION REQUIREMENTS FOR SENIOR OFFICERS

	Ownership as Percent of Salary	Retention Requirements	
	Required	Retention Percent	Holding Period
Chief Executive Officer	6x	75%	3 years
Executive Vice President	3x	60%	1 year
Senior Vice President	1x	50%	1 year

We require these senior officers, including each NEO, to:

- Hold a multiple of the officer's base salary in Unum shares (including unvested restricted stock units) throughout employment;

- Meet the ownership requirement within five years following their date of employment or promotion. Not meeting the requirements may impact future equity grants; and

- Retain a fixed percentage of the net shares (shares after the payment of taxes and the costs of exercise and commissions) received as compensation for a specified period of time. These holding period requirements apply to shares acquired upon the exercise of options and the vesting of PBRSUs and PSUs even if the stock ownership requirements have been met. Exceptions to this requirement may be made only by the Board.

The following table presents the stock ownership and retention requirements for each NEO. Messrs. McKenney, McGarry, and Simonds exceeded the requirements as of December 31, 2018. Ms. Iglesias, who joined the organization in January 2015, and Mr. Arnold, who became an Executive Vice President in January 2015, are expected to meet the ownership requirements within the applicable time period provided.

STOCK OWNERSHIP AND RETENTION REQUIREMENTS FOR NEOs   (as of December 31, 2018)

Executive	Common Stock[1]	Restricted Stock Units[2]	Total Current Ownership	Ownership as Percent of Salary		Retention Requirements	
				Owned	Required	Retention Percent[3]	Holding Period[4]
Mr. McKenney	$8,178,070	$4,113,200	$12,291,270	12.3x	6x	75%	3 years
Mr. McGarry	1,749,755	729,476	2,479,231	3.9x	3x	60%	1 year
Mr. Simonds	1,438,269	729,388	2,167,657	3.4x	3x	60%	1 year
Mr. Arnold	458,122	374,507	832,629	1.7x	3x	60%	1 year
Ms. Iglesias	745,136	459,004	1,204,140	2.3x	3x	60%	1 year

(1)   Amount includes shares held in certificate form, brokerage accounts, and 401(k) Plan accounts. Shares were valued using a closing stock price of $29.38 on December 31, 2018.

(2)   Shares/units were valued using a closing stock price of $29.38 on December 31, 2018. Performance-based restricted stock units (PBRSUs) vest over three years (see the Vesting Schedule for Unvested Restricted Stock Units table on page 82).

(3)   Retention percentage is the net percentage of shares to be held after the payment of taxes and the costs of exercise and commissions. Retention requirements apply to shares acquired upon the exercise of options and the vesting of PBRSUs and PSUs.

(4)   After this holding period, the officer would then be able to sell the shares as long as his or her ownership requirement is met or would be reached in the time period allotted.

Hedging, Pledging and Insider Trading Policies

We have a policy that no director or executive officer, which includes our NEOs, may purchase or sell options, puts, calls, straddles, equity swaps or other derivatives that are directly linked to our stock.

In addition, our insider trading policy prohibits directors, executive officers (including NEOs) and employees from buying or selling our stock while in possession of material nonpublic information about the company and from conveying any such information to others. Under this policy, additional trading restrictions apply to the NEOs and other "corporate insiders," who are generally permitted to buy or sell our stock only during predetermined window periods following earnings announcements, and only after they have pre-cleared the transactions with our general counsel or designee. Also under this policy, no corporate insider may make "short sales" of our stock, and no director or executive officer may pledge our stock as security for a loan.

Recoupment Policy

If the company makes a material restatement of its financial results, then the Board will, to the extent permitted by applicable law, seek recoupment of performance-based compensation paid to certain senior officers if it determines that:

- The senior officer has committed or engaged in fraud or willful misconduct that resulted, either directly or indirectly, in the need to make such restatement; and

- Such performance-based compensation paid or awarded to the senior officer would have been a lesser amount if calculated using the restated financial results.

The amount of performance-based compensation to be recouped will be determined by the Board after taking into account the relevant facts and circumstances. Performance-based compensation includes annual cash incentive awards, bonuses and all forms of equity compensation. The company's right to recoup compensation is in addition to other remedies that may be available under applicable law.

Tax and Accounting Considerations

Section 162(m)

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to a public corporation for compensation over $1 million paid in any fiscal year to certain "covered employees," which includes our named executive officers. However, in the case of tax years commencing before 2018, the statute exempted qualifying performance-based compensation from the deduction limit if certain requirements were met. Section 162(m) was amended in December 2017 by the Tax Cuts and Jobs Act to eliminate the exemption for performance-based compensation (other than with respect to payments made pursuant to certain "grandfathered" arrangements entered into prior to November 2, 2017) and to expand the group of current and former executive officers who are covered by the deduction limit under Section 162(m).

Historically, our annual incentive payout and long-term incentive grants were intended to be deductible under Section 162(m). The Committee did, however, reserve the right to, in its sole discretion, pay compensation that was not deductible under Section 162(m) if it determined that paying such compensation was needed in order to attract, retain or provide incentives to our NEOs, or was otherwise desirable. Given complexities in the tax rules, it is also possible that compensation intended to qualify for the "qualified performance-based compensation" exception did not so qualify.

In light of the repeal of the performance-based compensation exception to Section 162(m), the Committee expects compensation granted or paid in 2018 and future tax years will not be fully deductible for income tax purposes. While, the Committee believes that shareholder interests are best served if it retains discretion and flexibility in awarding compensation, even though some compensation awards may result in non-deductible compensation expenses, the Committee intends to maintain strong pay-for-performance alignment of executive compensation arrangements notwithstanding loss of deductibility due to the repeal of the exemption for performance-based compensation.

ASC Topic 718

We account for stock-based payments under the requirements of ASC Topic 718. A complete discussion of the assumptions made as well as the financial impact of this type of compensation can be found in Notes 1 and 11 of the Consolidated Financial Statements in Part II, Item 8 of our 2018 Form 10-K. Each year, the company provides a report to the Committee of the expense for stock-based payments. Additionally, in the event the Committee is considering new equity-based compensation programs or changes to existing programs, the accounting implications of the program or change are presented and discussed as part of the decision process.

Perquisites and Other Personal Benefits

We provide a limited number of perquisites to our employees, including all NEOs, which are described below:

- One of our largest employee locations is in Tennessee, which has no state income tax. Due to the frequency of travel between our corporate offices and other locations, employees often incur non-resident state taxes in multiple states. Therefore, when any employee travels to other company locations outside of his or her primary state of employment and incurs state income tax based on another state's law, we provide a tax gross-up for the non-resident state taxes.

- The company has entered into an aircraft time-sharing agreement with Mr. McKenney effective as of May 21, 2015, pursuant to which he agrees to reimburse the company for the costs of his personal use of the corporate aircraft. During 2018, based on benchmarking data and an analysis of the fees relative to market practice, the Committee updated the time-sharing agreement to eliminate the extra fuel component in favor of a component ensuring that, to the extent permitted under FAA regulations, the company recovers the value of the flight determined under the Standard Industry Fare Level valuation formula. Mr. McKenney did not use this benefit during 2018.

- A tax gross-up is provided to employees who incur income on company-sponsored events where attendance is expected, including a limited number of events we host each year to recognize the contributions of various employees. These functions serve specific business purposes, and in some cases the attendance of a NEO and his or her spouse or guest is expected. If so, we attribute income to the NEO for these costs when required under Internal Revenue Service regulations. For more information, see the All Other Compensation table on page 78.

Retirement and Workplace Benefits

We provide a benefits package for employees, including all NEOs, and their dependents, portions of which are paid for, in whole or in part, by the employee.

Among the retirement benefits we offer are:

The Unum Group 401(k) Retirement Plan. On January 1, 2014, Unum replaced its defined benefit pension plans, which were frozen to further accruals as of December 31, 2013, with an enhanced defined contribution retirement offering. This includes: (1) a non-contributory tax-qualified defined contribution plan for all regular U.S. employees who meet eligibility requirements and are generally scheduled to work at least 1,000 hours per year, which is offered within our existing tax-qualified 401(k) retirement plan (401(k) Plan), and (2) a separate, non-qualified defined contribution plan (Non-Qualified Plan) for employees whose benefits under the tax-qualified plan are limited by the Internal Revenue Code (the "Code"). New hires are automatically enrolled in the 401(k) and Non-Qualified Plan at a 5% deferral rate 45 days after hire but are able to make adjustments to their deferral rate. Base pay and annual incentives are included in covered earnings for these defined contribution plans, but long-term incentive awards are not. Unum provides the following contributions:

- A 5% match contribution (for elected deferrals provided through the 401(k) and Non-Qualified Plans);

- A 4.5% contribution (provided through the 401(k) and Non-Qualified Plans); and

- For employees who meet certain age and service requirements, a 3.5% transition contribution on covered earnings and an additional 3.5% transition contribution for covered earnings above $70,000 (provided through the 401(k) Plan and, for those eligible employees whose earnings exceed the qualified plan limits, the Non-Qualified Plan).

The transition contributions are being provided to eligible employees to more closely align with the benefits which were accrued under the frozen defined benefit plans. This benefit is provided to those employees who, due to their age and years of service, would not have the same opportunity to adjust to the new defined contribution plan as other employees. Transition contributions will be made to active eligible employees until December 31, 2020.

The other workplace benefits we offer include: life, health, dental, vision, voluntary products and disability insurance; dependent and healthcare reimbursement accounts; health savings accounts; tuition reimbursement; an employee stock purchase plan; paid time off; holidays; and a matching gifts program for charitable contributions.

In April 2018, we purchased corporate owned life insurance (COLI) on all officers who gave their approval. In the event of a covered officer's death while still employed, we will provide a death benefit to the officer's beneficiary in the amount of $200,000. In the event of a covered officer's death while no longer employed, we will provide a death benefit to the officer's beneficiary in the amount of $50,000. Each of the NEOs is covered under the policy. Mr. McGarry is also covered under a similar COLI policy purchased in April 2000 that will provide a death benefit to the officer's beneficiary in the amount of $200,000 in the event of his death while still employed.

Pension Benefits

The Unum Group Pension Plan (the Qualified Plan) and the Unum Group Supplemental Pension Plan (the Excess Plan) were frozen on December 31, 2013. Benefits earned under these plans have been determined based on service and eligible earnings through December 31, 2013. NEOs hired prior to this date and who met the participation requirements at the freeze date participated in both the Unum Group Pension and Supplemental Pension Plans. Benefits earned before the freeze will be paid to executives under the terms of the plans as the employees terminate employment or retire.

FROZEN DEFINED BENEFIT PLANS

Unum Group Pension Plan (Qualified Plan)

Provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Code. The Qualified Plan was designed to provide tax-qualified pension benefits for most employees. On June 12, 2013, the Human Capital Committee approved a change to the terms of the Qualified Plan to freeze the further accrual of retirement benefits provided to employees on December 31, 2013.

Unum Group Supplemental Pension Plan (Excess Plan)

Provides unfunded, non-qualified benefits for compensation that exceeds the Code limits applicable to the Qualified Plan. On June 12, 2013, the Human Capital Committee approved a change to the terms of the Excess Plan to freeze the further accrual of retirement benefits provided to employees on December 31, 2013.

Plan Descriptions

Following are details of how each of the frozen plan benefits are calculated. These formulas incorporate base pay received in each plan year during which the employee accrued credited service through December 31, 2013, and payments received from the regular Annual Incentive Plan and any field or sales compensation plans through that date. Not included are other bonuses, long-term incentive awards, commissions, prizes, awards, or allowances for incidentals.

Qualified Plan

In calculating the basic pension benefits in our Qualified Plan, three criteria are used:

FROZEN QUALIFIED PLAN CRITERIA

Credited service

Measures of the time individuals are employed at the company. One year of credited service is granted for each plan year in which 1,000 hours of employment are completed. No additional credited service will accrue to any participant after December 31, 2013.

Highest average earnings

The average of the highest 5 years of compensation (whether or not consecutive) during the earlier of the last 10 years of employment or as of the date the plan was frozen on December 31, 2013.

Social Security covered compensation

The average of the taxable wage bases in effect for each calendar year during the 35-year period ending when the plan was frozen on December 31, 2013.

The basic benefit is provided as an annual single life annuity and is calculated as follows:

$$\frac{\left(\underset{\substack{\text{of highest} \\ \text{average earnings}^1}}{\%} \times \underset{\text{of service}}{\textbf{Years}} \right) + \left(\underset{\substack{\text{of highest average earnings} \\ \text{in excess of Social Security} \\ \text{covered compensation}}}{\textbf{3.5\%}} \times \underset{\text{of credited service}}{\textbf{Years}} \right)}{\textbf{Conversion factor based on retirement commencement age}^2} = \begin{array}{c} \textbf{Qualified Plan} \\ \textbf{basic benefit} \end{array}$$

(1)　Can range from 3%, if the sum of an employee's age and years of credited service is less than 30, to 8%, if the sum equals or exceeds 95.

(2)　Equal to 9.0 for retirement at age 65 and increased by 0.2 for each whole year retirement occurs prior to age 65.

All frozen pension benefits are indexed on the first day of each plan year (January 1st) following December 31, 2013 using the National Average Wage rate of increase published by the Social Security Administration in the preceding year (minimum of 2.75% and maximum of 5%). As of January 2017, the retirement benefits will be indexed using the Internal Revenue Service regulations.

Benefits provided under the frozen Qualified Plan are based on pensionable earnings through December 31, 2013 up to the 2013 compensation limit of $255,000 under the Internal Revenue Code. In addition, benefits may not exceed $225,000 (payable as a single life annuity beginning at any age from 62 through Social Security Normal Retirement Age) under the Internal Revenue Code.

Excess Plan

As described above in the Frozen Defined Benefit Plans table, the Excess Plan disregards the annual benefit limit under Section 415 of the Code. The Excess Plan takes into account pension benefits outside of the current Qualified Plan and is calculated as follows:

$$\begin{array}{c} \textbf{Payment that would} \\ \textbf{have been provided} \\ \text{under the Qualified Plan} \\ \text{if IRS compensation} \\ \text{limit did not exist} \end{array} - \begin{array}{c} \textbf{Payment actually} \\ \textbf{provided} \\ \text{under the} \\ \text{Qualified Plan} \end{array} = \begin{array}{c} \textbf{Excess} \\ \textbf{benefit} \\ \textbf{plan} \end{array}$$

Retirement Age

Participants in the pension plans outlined above are eligible to retire as early as age 55. Under the Qualified Plan, participants may retire early at age 55 with 5 years of vesting service. Under the Excess Plan, generally participants can retire at the latter of age 60 or termination. However, if a participant begins receiving a benefit prior to the normal retirement age of 65, the normal retirement benefit will be reduced based on the applicable early reduction factors defined in the plan. The benefit formula for the Qualified and Excess plans are shown above. Mr. McGarry and Mr. Arnold are the only NEOs currently eligible for early retirement under the Qualified Plan. Mr. McGarry is the only NEO currently eligible for early retirement under the Excess Plan.

REPORT OF THE HUMAN CAPITAL COMMITTEE

The Human Capital Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this proxy statement. Based on such review and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

2018 Human Capital Committee:
Cynthia L. Egan, Chair
Theodore H. Bunting, Jr.
Kevin T. Kabat
Ronald P. O'Hanley

COMPENSATION TABLES

2018 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	TOTAL ($)
Richard P. McKenney									
President and Chief Executive Officer, and a Director	2018	1,000,000	—	6,564,575 [2]	—	1,900,000 [3]	— [4]	432,286 [5]	9,896,861
	2017	1,000,000	—	5,720,021	—	2,415,000	119,000	429,925	9,683,946
	2016	994,231	—	5,176,835	—	2,100,937	84,000	315,316	8,671,319
John F. McGarry									
Executive Vice President and Chief Financial Officer	2018	630,000	—	1,151,381 [2]	—	693,000 [3]	— [4]	239,440 [5]	2,713,821
	2017	623,077	—	1,040,004	—	822,462	322,000	231,242	3,038,785
	2016	588,461	—	912,245	—	744,404	273,000	196,724	2,714,834
Michael Q. Simonds									
Executive Vice President, President and Chief Executive Officer, Unum US	2018	627,418	—	1,125,485 [2]	—	627,418 [3]	— [4]	146,822 [5]	2,527,143
	2017	611,538	—	1,040,004	—	792,554	248,000	132,521	2,824,617
	2016	594,231	—	953,678	—	676,532	168,000	127,479	2,519,920
Timothy G. Arnold									
Executive Vice President, President and Chief Executive Officer, Colonial Life	2018	497,144	—	636,801 [2]	—	447,429 [3]	— [4]	245,965 [5]	1,827,339
Lisa G. Iglesias									
Executive Vice President and General Counsel	2018	521,315	—	690,652 [2]	—	469,184 [3]	— [4]	104,501 [5]	1,785,652
	2017	502,692	—	643,520	—	452,423	—	105,505	1,704,140
	2016	492,692	—	639,854	—	424,946	—	91,033	1,648,525

(1)   "Stock Awards" consists of performance share units (PSUs) and performance-based restricted stock units (PBRSUs). The number of shares payable under the PSU awards will be based on the actual performance, modified (+/- 20%) based on relative TSR, and may result in the ultimate award of 40-180% of the initial number of PSUs issued, with the potential for no award if company performance goals are not achieved during the three-year performance period.

(2)   These awards were comprised of 50% PSUs and 50% PBRSUs granted on March 1, 2018 for performance in 2017. The grant date fair value of stock awards for the PSUs was calculated in accordance with FASB ASC Topic 718 – Compensation – Stock Compensation (ASC 718) as the number of units multiplied by the Monte Carlo simulation value of $48.78 on the grant date. The grant date fair value of stock awards for the PBRSUs was calculated in accordance with ASC 718 as the number of units multiplied by the closing market price of $49.31 on the grant date. The value of PSUs, assuming the highest possible outcomes of performance conditions (180%) to which 2018 awards are subject, determined based on the award amount at the time of grant and thus excluding dividend equivalent units that accrue during the performance period, would be: $5,940,040 for Mr. McKenney; $1,041,841 for Mr. McGarry; $1,018,409 for Mr. Simonds; $576,217 for Mr. Arnold; and $624,945 for Ms. Iglesias.

(3) Amounts reflect the annual incentive awards paid in March 2019 for performance in 2018. These are discussed in further detail beginning on page 55.

(4) The amounts of the actuarial present value decreases from December 31, 2017 through December 31, 2018 under all pension plans established by the company were as follows: Mr. McKenney $(79,000); Mr. McGarry $(149,000); Mr. Simonds $(177,000); and Mr. Arnold $(131,000). Pursuant to Instruction 3 to Item 402(c)(2)(iii), these amounts are shown as zero in the above table. Pension values may fluctuate from year-to-year depending on a number of factors, including age at benefit commencement and the assumptions used to determine the present value, such as the discount rate and mortality rate. The assumptions used by the company in calculating the change in pension value are described beginning on page 83 and are consistent with those set forth in Note 9 of our Consolidated Financial Statements in Part II, Item 8 of our 2018 Form 10-K, except as otherwise provided in footnotes to the Pension Benefits table on page 83.

(5) "All Other Compensation" amounts are set forth in the following table.

2018 ALL OTHER COMPENSATION

	Mr. McKenney	Mr. McGarry	Mr. Simonds	Mr. Arnold	Ms. Iglesias
Employee and Spouse/Guest Attendance at Company Business Functions[a]	41,752	—	5,494	44,074	—
Total Perquisites	**41,752**	**—**	**5,494**	**44,074**	**—**
Matching Gifts Program[b]	10,000	100	—	10,000	10,000
Company Matching Contributions Under our Qualified and Non-Qualified Defined Contribution Retirement Plan[c]	169,789	72,017	70,392	48,817	48,182
Company Contributions to the Qualified and Non-Qualified Defined Contribution Retirement Plan[d]	152,810	163,190	63,353	109,830	43,364
Non-Resident State Taxes[e]	40,604	2,536	3,129	386	2,886
Tax Reimbursement Payments[f]	17,331	97	4,454	32,858	69
Foreign Assignment[g]	—	1,500	—	—	—
Total All Other Compensation	**$432,286**	**$239,440**	**$146,822**	**$245,965**	**$104,501**

(a) Spouses or guests sometimes accompany the NEO at company business functions. When their attendance is expected, a tax gross up payment is provided. Where applicable, these payments have been included under "Tax Reimbursement Payments." Additionally, when these trips included travel on the corporate aircraft, the incremental cost was calculated to determine amounts to be reported. For purposes of compensation disclosure, the use of company aircraft is valued using an incremental cost that takes into account fuel costs, landing fees, parking, weather monitoring and maintenance fees per hour of flight. Crew travel expenses are included based on the actual amount incurred for a particular trip. Fixed costs that do not change based on usage, such as pilot salaries and depreciation of the aircraft, are excluded. Amounts represent the imputed income each NEO incurred for such attendance plus the incremental cost of the aircraft when the aircraft was used.

(b) Amounts represent those provided through our Matching Gifts Program, available to all full-time employees and non-employee directors. During 2018, the company matched eligible gifts from a minimum of $50 to an aggregate maximum gift of $10,000 per employee/non-employee director. Amounts listed only represent company matching gifts made to qualified non-profit organizations and educational institutions on behalf of the NEOs, and do not represent total charitable contributions made by them during the year.

(c) Amounts represent the aggregate matching contributions into our 401(k) Plan as well as matching contributions into our Non-Qualified Plan. Matching contributions under our 401(k) Plan are provided to all eligible employees participating in the plan as described beginning on page 73 in the Retirement and Workplace Benefits section. The company matched contributions dollar-for-dollar up to 5% of eligible earnings in 2018. Matching contributions under our Non-Qualified Plan are provided to eligible officers participating in the plan as described beginning on page 73 in the Retirement and Workplace Benefits section. The company matched contributions dollar-for-dollar up to 5% of eligible earnings in 2018.

(d)   These amounts represent the aggregate of company and transition contributions under our 401(k) and Non-Qualified Plans as described beginning on page 73 in the Retirement and Workplace Benefits section. Full-time employees with one year of service with the company receive 4.5% of their salary and annual incentive contributed into their 401(k) Plan. Full-time employees who, as of December 31, 2013, had either: (i) reached a minimum of 60 points (age plus service) and at least 15 years of service or (ii) reached the age of 50 with 10 years of service with the company, receive an additional contribution into their 401(k) and Non-Qualified Plans through the transition contributions, as disclosed above in the Retirement and Workplace Benefits section.

(e)   Many of our employees are required to travel to other company locations outside of their primary state of employment. While working in a state other than their primary state of employment, employees may become subject to state income taxes in that state if days worked or earnings accrued exceed an amount specified under state law. When this happens, we pay the state income tax on behalf of those employees (including our NEOs) and gross up the income amount for FICA and Medicare taxes (gross ups on these amounts are included in "Tax Reimbursement Payments"). The employee remains responsible for any taxes they would have incurred had they worked only in their primary state of employment.

(f)   Amounts represent tax payments made by us on behalf of each NEO relating to Employee and Spouse/Guest Attendance at Company Business Functions and/or Non-Resident State Taxes.

(g)   We provide all expatriate employees (including executives) foreign tax preparation services while they are on assignment outside their home countries and for a minimum three-year period after they return. In 2018, we provided this benefit to Mr. McGarry in connection with his non-permanent relocation to the United Kingdom, consistent with the company's expatriate assignment policy. Mr. McGarry's assignment ended in 2012.

2018 Grants of Plan-Based Awards

Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)[1]			Estimated Future Payouts Under Equity Incentive Plan Awards (#)[3]			All Other Stock Awards (Number of Shares of Stock or Units) (#)[4]	Grant Date Fair Value of Stock Awards ($)
	Threshold	Target	Max	Threshold	Target	Max		
Mr. McKenney								
—	500,000	2,000,000	3,750,000					
3/1/2018							66,924	3,300,022 [5]
3/1/2018				26,770	66,924	120,463		3,264,553 [6]
Mr. McGarry[2]								
—	173,250	693,000	1,299,375					
3/1/2018							11,738	578,801 [5]
3/1/2018				4,695	11,738	21,128		572,580 [6]
Mr. Simonds								
—	156,855	627,418	1,176,409					
3/1/2018							11,474	565,783 [5]
3/1/2018				4,590	11,474	20,653		559,702 [6]
Mr. Arnold[2]								
—	111,857	447,429	838,929					
3/1/2018							6,492	320,121 [5]
3/1/2018				2,597	6,492	11,686		316,680 [6]
Ms. Iglesias								
—	117,296	469,184	879,720					
3/1/2018							7,041	347,192 [5]
3/1/2018				2,816	7,041	12,674		343,460 [6]

(1) These amounts reflect the threshold, target, and maximum award under the Annual Incentive Plan. The threshold is 25% of the amount shown in the Target column and reflects the payout that would have been earned based on threshold achievement of each of the performance measures. Target amounts are based on the individuals' earnings for 2018 and their annual incentive target. The maximum award is 187.5% of such target (150% plan maximum multiplied by 125% individual maximum).

(2) Mr. McGarry and Mr. Arnold's performance-based restricted stock units (PBRSUs) and performance share units (PSUs) are no longer subject to risk of forfeiture because they met the age and years of service requirements for retirement eligibility under the Stock Incentive Plan of 2017. Mr. McGarry and Mr. Arnold's PBRSUs will continue to vest ratably over the three-year vesting period on each anniversary of the grant date. The actual amount of PSUs that will vest will be determined based on the achievement of the three-year performance goals, modified by relative TSR, as described in further detail in the Long-term Incentives section beginning on page 60.

(3) The vesting of PSUs ranges from 40% to 180% of target based on the performance and market conditions described beginning on page 60. The grant date fair value of each PSU was calculated in accordance with Accounting Standards Codification (ASC) 718 using a Monte Carlo simulation based on historical volatility, risk-free rates of interest, and pairwise correlation coefficients. The actual amount that will be issued will be determined based on the achievement of the three-year performance goals (2018-2020), modified by relative TSR, as described in further detail in the Long-Term Incentives section beginning on page 60.

(4)   The grant of PBRSUs made on March 1, 2018 for Messrs. McKenney, McGarry, Simonds and Arnold as well as Ms. Iglesias were based on the achievement of a threshold of statutory after-tax operating earnings and individual performance for 2017 and vests ratably over three years. These awards were granted under the Stock Incentive Plan of 2017. Details are provided in the Long-Term Incentive Awards Granted in 2018 Table and related footnotes beginning on page 62.

(5)   The grant date fair value of stock awards for the PBRSUs granted on March 1, 2018 was calculated as the number of units multiplied by the closing market price of $49.31 on the grant date.

(6)   As noted above, the grant date fair value of PSUs granted on March 1, 2018 was calculated in accordance with ASC 718 using a Monte Carlo simulation based on historical volatility, risk-free rates of interest, and pairwise correlation coefficients as of March 1, 2018. The Monte Carlo valuation per share was $48.78.

2018 Outstanding Equity Awards at Fiscal Year-End

Option Awards				Stock Awards			
Number of Securities Underlying Unexercised Options (# Exercisable)	Number of Securities Underlying Unexercised Options (# Unexercisable)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested[1] ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[2] (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[3] ($)
Mr. McKenney							
39,760	—	24.25	2/20/2021	140,000	4,113,200	125,596	3,690,010
Mr. McGarry							
—	—	—	—	24,830	729,505	22,397	658,024
Mr. Simonds							
—	—	—	—	24,827	729,417	22,127	650,091
Mr. Arnold							
	—	—	—	12,747	374,507	11,418	335,461
Ms. Iglesias							
—	—	—	—	15,623	459,004	13,632	400,508

(1)   The amounts in this column represent the aggregate value of performance-based restricted stock units (PBRSUs), including dividend equivalents, shown in the "Number of Shares or Units of Stock That Have Not Vested" column based on the closing price of $29.38 on December 31, 2018, the last trading day of the year.

(2)   This column reflects PSU awards that were granted on March 1, 2017 and March 1, 2018. They vest at the end of the respective performance period, subject to the level of achievement of applicable performance targets. In accordance with Instruction 3 to Regulation S-K Item 402(f)(2), the values for these awards in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" and the "Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested" columns are reported at target levels since the company's performance and relative TSR for 2017 and 2018 awards were below target. Actual shares to be issued under PSUs granted in connection with the 2017-2019 and 2018-2020 performance periods are not yet determinable and may differ from the performance level required to be disclosed in this table. The PSUs that were granted in 2016 (for the 2016-2018 performance period) vested on December 31, 2018 and are shown in the "2018 Option Exercises and Stock Vested" table.

(3)   The amounts in this column represent the aggregate value of PSUs (including dividend equivalents) shown in the "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested" column based on the closing price of $29.38 on December 31, 2018, the last trading day of the year.

Vesting Schedule for Unvested Performance Based Restricted Stock Units

		Number of Units Vesting[1]				
Vesting Date	Grant Date	Mr. McKenney	Mr. McGarry[2]	Mr. Simonds	Mr. Arnold[2]	Ms. Iglesias
February 23, 2019	2/23/2016	33,312	5,870	6,137	2,911	4,118
March 1, 2019	3/1/2017	18,909	3,438	3,438	1,581	2,128
March 1, 2019	3/1/2018	22,537	3,953	3,864	2,186	2,371
March 1, 2020	3/1/2017	19,482	3,543	3,542	1,630	2,192
March 1, 2020	3/1/2018	22,538	3,953	3,864	2,186	2,371
March 1, 2021	3/1/2018	23,222	4,073	3,982	2,253	2,443
Total		**140,000**	**24,830**	**24,827**	**12,747**	**15,623**

(1)   These PBRSUs include dividend equivalents earned through December 31, 2018.

(2)   Mr. McGarry and Mr. Arnold's PBRSUs are no longer subject to the risk of forfeiture because they meet the age and years of service requirement for retirement eligibility.

2018 Option Exercises and Stock Vested

	Option Awards		Stock Awards[1]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting[2] (#)	Value Realized on Vesting[3] ($)
Mr. McKenney	—	—	163,758	6,236,606
Mr. McGarry	—	—	29,429	1,128,365
Mr. Simonds	—	—	32,160	1,252,085
Mr. Arnold	—	—	14,461	552,986
Ms. Iglesias	—	—	30,134	1,325,346

(1)   Reflects the PBRSUs and PSUs that vested during 2018.

(2)   Includes the total number of unrestricted shares acquired upon the vesting of PBRSUs and PSUs. A portion of these shares were withheld to cover taxes due upon vesting.

(3)   PBRSUs were multiplied by the closing price on the vesting date. PSUs which were granted in 2016 (for the 2016-2018 performance period) and which vested on December 31, 2018, were multiplied by the closing stock price of $29.38 on December 31, 2018. The PSUs granted in 2016 were distributed on February 19, 2019 on which date the closing stock price was $36.73 per share.

Current Value of Pension Benefits

Pension benefits payable to each NEO are summarized in the following table:

PENSION BENEFITS

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits[2] ($)	Payments During Last Fiscal Year ($)
Mr. McKenney	Qualified	4.42	100,000	—
	Excess	4.42	548,000	—
Mr. McGarry	Qualified	28.00	1,143,000	—
	Excess	28.00	1,686,000	—
Mr. Simonds	Qualified	16.25	491,000	—
	Excess	16.25	651,000	—
Mr. Arnold	Qualified	28.83	1,078,000	—
	Excess	28.83	548,000	—
Ms. Iglesias[1]	Qualified	—	—	—
	Excess	—	—	—

(1) No amounts are shown for Ms. Iglesias because the plans were frozen to further accruals on December 31, 2013, before her employment began.

(2) The "Present Value of Accumulated Benefits" is based upon a measurement date of December 31, 2018, which is the same measurement date used for financial statement reporting purposes for the company's audited financial statements as found in Note 9 to the Consolidated Financial Statements contained in the company's 2018 Form 10-K. All calculations utilize credited service and pensionable earnings as of the pension freeze date, December 31, 2013, in addition to the following assumptions:

Retirement Age: Assumes age 65.

Discount Rate: 4.40%

Salary Increase Rate: Not applicable.

Social Security Indexing Rate: 3.5% to index the Qualified and Excess Plan benefits from the measurement date to commencement date.

Pension Increase Rate: Not applicable.

Pre-Retirement Decrements: None.

Post-Retirement Mortality Table: RP-2014 Mortality Tables projected using fully generational two-dimensional Scale MP-2017.

Non-Qualified Deferred Compensation

We have one active non-qualified defined contribution plan (Non-Qualified Plan) that allows for deferrals of compensation by our NEOs. We also maintain one other non-qualified plan that allowed for deferrals of compensation and is an inactive plan originally maintained by a predecessor company in which Mr. McGarry is the only NEO participant. The last year that compensation deferrals occurred under this inactive plan was 2000.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Plan	Executive Contributions in Last FY[2] $	Registrant Contributions in Last FY[3] $	Aggregate Earnings in Last FY[4] $	Aggregate Withdrawals/ Distributions $	Aggregate Balance at Last FYE[5] $
Mr. McKenney	Non-Qualified DC	156,039	296,473	(195,063)	—	1,665,201
Mr. McGarry[1]	Inactive NQ Plan	—	—	(20,399)	—	24,795
	Non-Qualified DC	116,535	198,442	(107,946)	—	1,240,615
Mr. Simonds	Non-Qualified DC	56,642	107,621	(167,475)	—	658,407
Mr. Arnold	Non-Qualified DC	63,121	122,022	(76,263)	—	701,985
Ms. Iglesias	Non-Qualified DC	103,296	65,421	(30,009)	—	451,948

(1) Mr. McGarry has a balance under one inactive deferred compensation plan. This plan is a non-qualified defined contribution plan and includes units denominated in 100% Unum stock to be paid out in cash. The change in market value and dividends earned is included in the "Aggregate Earnings in Last FY" amount. The value of the balance is shown in the "Aggregate Balance at Last FYE" column.

(2) These amounts are included in the Summary Compensation Table in the "Salary" and "Non-Equity Incentive Plan Compensation" columns for 2018 for each NEO.

(3) These amounts represent company contributions through our Non-Qualified Plan, as described in the Retirement and Workplace Benefits section beginning on page 73. The amounts are included in the "All Other Compensation" column of the Summary Compensation Table for 2018 for each NEO.

(4) These amounts were not included in the Summary Compensation Table because investment earnings were not preferential or above market. The investment options under the non-qualified retirement plans are the same choices available to all employees that are eligible to participate in the 401(k) Plan and NEOs do not receive preferential earnings on their investments.

(5) This column includes the following amounts that were reported in prior years' Summary Compensation Tables in the "Salary," "Non-Equity Incentive Plan Compensation," or "All Other Compensation" columns, as applicable, to the extent that the NEO was an NEO at the time: $1,097,411 for Mr. McKenney; $700,312 for Mr. McGarry; $476,860 for Mr. Simonds; and $272,015 for Ms. Iglesias.

POST-EMPLOYMENT COMPENSATION

The discussion below outlines estimated benefits payable to our NEOs under various termination scenarios as of December 31, 2018.

The following terminology will be used throughout the discussion of the various termination scenarios:

TERMINATION DEFINITIONS

Termination with cause

One or more of the following factors is present: the failure to substantially perform duties; the willful engagement in illegal conduct or gross misconduct harmful to the company; or the conviction of a felony (or plea of "guilty" or "no contest").

Termination without cause

One or more of the following factors is present: poor performance, other than for misconduct or cause (as defined above); job elimination; job requalification; or the decision to fill the position with a different resource consistent with the direction of the company.

Resignation for good reason

One or more of the following events have preceded the resignation of the NEO: assignment to a position inconsistent with his or her existing position or any other action that diminishes such position; reduction of his or her base salary or annual incentive target; failure to continue any material employee benefit or compensation plan in which he or she participates; or relocation to an office more than 50 miles from his or her location.

Change in control

A change in control occurs when one of the following situations exists: (a) the incumbent directors cease to be a majority for two years; (b) an entity acquires 20% of our voting stock (30% in some instances); (c) we consummate certain transactions such as a merger or disposition of substantially all of our assets; or (d) shareholders approve a plan of liquidation or distribution.

In the event of any termination of employment, all named executive officers would receive benefits to which they are entitled, including unpaid base salary through the date of termination, accrued vacation, and accrued benefits under the retirement plans.

Severance and Change in Control Arrangements

We have the following severance and change in control contracts and plans covering the NEOs.

Severance Benefits

The company provides severance benefits to all employees in the event of involuntary termination, other than for death, disability or cause.

Mr. McKenney's severance benefits are provided under a severance agreement dated effective as of April 1, 2015. The benefits provided under this agreement are described below.

The remaining NEOs are covered under our Separation Pay Plan for Executive Vice Presidents and other change in control agreements described below. In general, we provide severance in order to give our employees competitive benefits with respect to the possibility of an involuntary termination of their employment.

When termination of employment is accompanied by severance payments, the former executive is required to release claims he or she may have against us. The release contains restrictions on the former executive with respect to confidentiality, solicitation of company employees, competition, and disparagement. We also agree to indemnify the former executive for certain actions taken on the company's behalf during his or her employment.

Change in Control Agreements

Each NEO, other than Mr. McKenney, is covered by a standalone change in control severance agreement with the company. These agreements provide an enhanced severance benefit in the event of a termination following a change in control. This ensures that shareholders have the benefit of our NEOs' focused attention during the critical times before and after a major corporate transaction regardless of any uncertainty with respect to their future employment.

None of the NEOs have an excise tax gross-up provision in their agreements.

As described above, change in control benefits are available to Mr. McKenney under his severance agreement. Mr. McKenney's agreement specifically addresses post-employment payments, including in the event of a termination of employment in connection with a change in control. The remaining NEOs are covered by standalone change-in control severance agreements. In the event of termination within two years following the occurrence of a change in control, NEOs would receive the following benefits under these agreements:

- Three times the sum of his annual base salary and the average annual incentive paid to him in the three years prior to the date of termination for Mr. McKenney; two times the sum of annual base salary and annual incentive (the greater of the current year target or the prior year annual incentive paid) for the remaining NEOs;

- Prorated annual incentive through the date of termination of employment based on the executive's average annual bonus for the three most recent calendar years prior to the termination for Mr. McKenney and based on the higher of the executive's prior year actual or the current year target bonus for the remaining NEOs;

- Health and welfare benefits for up to three years for Mr. McKenney and up to two years for the remaining NEOs;

- Outplacement services (20% of base salary, maximum of $50,000);

- Vesting of equity awards as follows: If awards are assumed in the transaction, a change in control would not trigger the vesting of grants unless a termination of employment for death or, disability, by the company without cause, or by the executive for good reason were to occur within two years following the change in control. Upon termination, the stock options would remain exercisable until the earlier of the expiration date or the 90th day after termination of employment;

- Grants of performance share units would be deemed earned at target performance and be settled at the earlier of the end of the performance period or a termination of employment due to death, disability, or retirement, by the company without cause or by the executive for good reason within two years after the change in control; and

- In the event of a change in control and termination, the change in control payments would be reduced if such reduction would result in greater after-tax proceeds to the executive absent such a reduction. Otherwise, the executive officer receives payment of all change in control benefits and is responsible for paying any excise tax imposed on the payment.

Terminations Not Related to a Change in Control

There are instances in which a NEO's employment may be terminated that do not involve a change in control. The company may terminate for cause or without cause. Additionally, termination of employment may occur upon a NEO's voluntary resignation, retirement, death, or becoming disabled.

In the event of the death, disability or retirement (if eligible) of a NEO, all of the NEO's unvested PBRSUs and stock options would vest and the stock options would remain exercisable until the earlier of the expiration date or, as applicable, the third anniversary of the date of death or the fifth anniversary of the date of retirement. In the event of termination of employment as a result of job elimination or requalification (or, in the case of Mr. McKenney, resignation for good reason), the NEOs would vest in a pro-rata portion of earned PSUs and in the event of termination of employment as a result of death, disability, or retirement, the NEOs would vest in earned PSUs, in each case on the date that such awards would otherwise be settled. However, to the extent necessary to avoid the imposition of penalty taxes under Internal Revenue Code Section 409A, stock would not be distributed until at least six months after the date of termination.

NEOs receive additional benefits depending upon the termination scenario as outlined in the following table:

TERMINATION BENEFITS AVAILABLE TO CEO AND OTHER NEOs UNDER NON-CHANGE IN CONTROL SCENARIOS

Benefits Received	Termination for Cause or Voluntary Resignation	Termination Without Cause or Resignation with Good Reason*	Disability	Death	Retirement
Severance[1]		CEO, NEOs			
Prorated Annual Incentive[2]		CEO	CEO, NEOs	CEO, NEOs	If Retirement Eligible
Early Vesting of Equity[3]		CEO	CEO, NEOs	CEO, NEOs	If Retirement Eligible
Benefit Continuation[4]		CEO			
Outplacement Services[5]		CEO, NEOs			
Disability Benefits[6]			CEO, NEOs		
Group Life Ins. Benefits[7]				CEO, NEOs	
Corporate Owned Life Ins.[7]				NEOs who gave approval	

* Mr. McKenney is the only NEO entitled to benefits in the event of a resignation for good reason absent a change in control.

(1) If Mr. McKenney is terminated without cause or resigns with good reason, he will receive severance of two times the sum of his annual base salary and the average annual incentive paid to him in the three years prior to the date of termination. Other NEOs who are terminated without cause will receive eighteen months of base salary. See the following table for termination benefits related to a change in control.

(2) Annual incentive will be prorated based on the date of termination of employment. For all NEOs other than Mr. McKenney, the NEO will be eligible for prorated annual incentive in the event of death, disability, or retirement only if such termination occurs on or after the last pay period in June.

(3) If Mr. McKenney is terminated without cause, a prorated portion of his unvested equity awards, with the exception of his performance share units (PSUs) will accelerate vesting under the terms of the award agreements. In the event of his death, disability, or retirement or if he is terminated without cause or resigns for good reason, Mr. McKenney would be eligible to receive a prorated portion of the PSUs based on actual performance at the end of the three-year performance cycle. For the remaining NEOs, absent a change in control their unvested equity will accelerate only in the event of death, disability, or retirement (if eligible); however, they will be eligible to continue to vest in outstanding PSUs upon such a termination.

(4)   If Mr. McKenney is terminated without cause or resigns with good reason, he will receive health and welfare benefits for up to 2 years.

(5)   Outplacement services are capped at 20% of base salary (up to a maximum of $50,000).

(6)   Monthly benefits from the company's long-term disability plan until the earlier of age 65 or death.

(7)   Group life insurance benefits are $50,000 for each full-time employee. Corporate owned life insurance benefits are applicable for each NEO who gave their approval. If Messrs. McKenney, Simonds, and Arnold as well as Ms. Iglesias are active employees at the date of their death, their respective beneficiary as defined in the policy will receive $200,000; if they are not active employees at the date of their death, their respective beneficiary as defined in the policy will receive $50,000. Mr. McGarry is covered under two COLI benefits and if he is an active employee on the date of his death, his beneficiaries as defined in the policies would receive $400,000, one for each COLI policy. If Mr. McGarry is not an active employee at the date of his death, his beneficiaries as defined in the policy will receive $50,000.

Termination Payments

Termination payments are provided to NEOs as outlined in the following table and vary with the circumstances under which the termination occurs. In the event of termination as a result of death, payments will be made to the named executive officer's beneficiary.

Consistent with SEC requirements, all termination scenarios in the table assume a termination date of December 31, 2018. Accordingly, all calculations in the following table were made using the closing market price of our common stock as of December 31, 2018 ($29.38 per share). We have excluded amounts received as an annuity under our retirement plans and the "in-the-money" value of vested unexercised stock options held by NEOs since these amounts are not impacted by a termination. The amounts shown in the table also do not include distributions of plan balances under a non-qualified deferred compensation plan. Those amounts are shown in the Non-Qualified Deferred Compensation table on page 84.

The amounts in the following table are hypothetical based on the rules of the SEC. Actual payments depend on the circumstances and timing of any termination. The information provided in this table constitutes forward-looking statements for purposes of the Private Litigation Securities Reform Act of 1995.

TERMINATION TABLE

Termination Scenario	Mr. McKenney ($)	Mr. McGarry ($)	Mr. Simonds ($)	Mr. Arnold ($)	Ms. Iglesias ($)
Termination for Cause or Voluntary Resignation					
	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —
Termination Without Cause or Resignation with Good Reason (CEO)					
Severance	6,277,291	945,000	945,563	750,053	787,800
Prorated Annual Incentive[1]	2,138,646	—	—	—	—
Early Vesting of Equity[2]	11,250,952	—	—	—	—
Benefit Continuation	89,947	—	—	—	—
Outplacement Services	50,000	50,000	50,000	50,000	50,000
Total	$19,806,836	$ 995,000	$ 995,563	$ 800,053	$ 837,800
Disability					
Prorated Annual Incentive[1]	2,138,646	693,000	627,418	447,429	469,184
Early Vesting of Equity[2][3]	11,250,952	1,995,059	2,014,668	1,011,220	1,285,642
Disability Benefits	328,925	113,916	400,817	214,889	271,060
Total	$ 13,718,523	$ 2,801,975	$ 3,042,903	$ 1,673,538	$ 2,025,886
Death					
Prorated Annual Incentive[1]	2,138,646	693,000	627,418	447,429	469,184
Early Vesting of Equity[2][3]	11,250,952	1,995,059	2,014,668	1,011,220	1,285,642
Group Life Ins. Benefits	50,000	50,000	50,000	50,000	50,000
Corporate Owned Life Ins.	200,000	400,000	200,000	200,000	200,000
Total	$ 13,639,598	$ 3,138,059	$ 2,892,086	$ 1,708,649	$ 2,004,826
Termination Related to a Change in Control					
Severance	9,415,937	2,904,924	2,845,858	1,977,700	1,995,760
Prorated Annual Incentive[1]	2,138,646	693,000	630,375	450,032	472,680
Early Vesting of Equity	11,250,952	1,995,059	2,014,668	1,011,220	1,285,642
Benefit Continuation	134,921	76,707	96,002	104,017	89,947
Outplacement Services	50,000	50,000	50,000	50,000	50,000
DC Enhancement[4]	306,000	326,000	127,000	—	—
Total	$23,296,456	$ 6,045,690	$ 5,763,903	$ 3,592,969	$ 3,894,029
Retirement					
Prorated Annual Incentive[5]	—	693,000	—	—	—
Early Vesting of Equity[2][3]	—	1,995,059	—	1,011,220	—
Total	$ —	$ 2,688,059	$ —	$ 1,011,220	$ —

(1) In these scenarios, per the terms of Mr. McKenney's severance agreement, he would be entitled to a prorated annual incentive. The amount is to be calculated using the average annual bonuses paid for the three most-recent calendar years.

(2) In the event of job elimination, the prorated early vesting of equity awards would be as follows: Mr. McKenney $2,659,830, Mr. Simonds $476,397, and Ms. Iglesias $302,849. These NEOs would also be eligible to receive a prorated portion of their unvested PSUs in the event of job elimination or requalification. The prorated amount would be calculated based on their termination date and the vesting of those units would be based on achievement of the prospective three-year goals, modified by relative TSR. Assuming a job elimination date of December 31, 2018, the prorated number of units that each NEO would be eligible to receive would be as follows: Mr. McKenney 60,964.81, Mr. Simonds 10,848.43, and Ms. Iglesias 6,692.68. Mr. McGarry

and Mr. Arnold are eligible for retirement status under the terms of the Stock Incentive Plan of 2012 and the Stock Incentive Plan of 2017. Therefore, they would receive full vesting of their unvested PBRSUs, as noted in the Retirement section of this table. The amounts shown in the table represent the value of the shares at a market price of $29.38, the close price of our stock on the last trading day of the year. They would also be eligible to earn the full amount of PSUs based on their retirement status. The PSUs would vest based on the actual achievement of the prospective three-year goals, modified by relative TSR.

(3)   The amounts reported include PBRSUs and PSUs that would accelerate vesting in the event of disability, death or retirement. The PSUs granted in 2017 and 2018 may be fully earned, in the event of disability, death or retirement, based on the satisfaction of the performance goals. In each of these scenarios the awards would not be payable until the end of the applicable performance period. In accordance with Regulation S-K, Item 402(j), the PSUs reported in connection with the PSU awards granted in 2017 and 2018 are reported at target levels since the company's performance and relative shareholder return to date for these awards is not yet determinable. Actual shares to be issued under PSUs granted in connection with the 2017 and 2018 awards may differ from the performance level required to be disclosed in this table.

(4)   Defined Contribution (DC) enhancement is a lump sum payment representing the amount resulting from multiplying the company's non-contributory retirement plan contributions times two additional years of eligible earnings for Messrs. McKenney, McGarry, and Simonds.

(5)   Mr. McGarry is eligible for retirement status under the terms of the Annual Incentive Plan as of December 31, 2018 and would be eligible for a prorated annual incentive in the event of retirement. Messrs. McKenney, Simonds, Arnold as well as Ms. Iglesias did not meet the eligibility criteria for retirement status under the terms of the Annual Incentive Plan as of December 31, 2018 and therefore would not have been eligible for a prorated annual incentive payment in the event of retirement.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our median compensated employee and the annual total compensation of our Chief Executive Officer.

The 2018 annual total compensation of the median compensated of all our employees who were employed as of December 31, 2018, other than our Chief Executive Officer, was $62,475. The 2018 annual total compensation of Richard McKenney, our Chief Executive Officer, was $9,896,861. The ratio of these amounts was 1-to-158.

The SEC's rules regarding the identification of the median compensated employee and the process of calculating the pay ratio, allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

The pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records. To identify our median employee, we began with our entire active employee population of approximately 10,200 employees as of December 31, 2018 (after excluding approximately 200 employees that were acquired in connection with our acquisition of Pramerica Žycie TUiR SA, a leading financial protection provider in Poland). For these purposes, we identified the median compensated employee using base salary or hourly wages earned during fiscal 2018 and cash bonus paid for fiscal 2018. We annualized base salary or hourly wages, as applicable, for employees who were not designated as temporary or seasonal employees but who did not work for the entire year. We did not exclude any employees based on the allowable "De Minimis Exemption" clause in the SEC regulations.

As permitted under SEC guidance, because our originally identified median employee had anomalous pay characteristics, we substituted another employee with substantially similar compensation to the original identified median employee. Using this methodology, we determined that the median compensated employee was a full-time, exempt employee who holds a core business role that supports field employees who deliver Unum products to our customers. This employee is located at one of our campuses in the northeastern United States.

OWNERSHIP OF COMPANY SECURITIES

The following table shows the number of shares of our common stock beneficially owned by each of our directors and named executive officers and by all directors and executive officers as a group, as of March 15, 2019. The table and related footnotes also include information about stock options, deferred share rights and restricted stock units (RSUs) credited to the accounts of directors and executive officers under various compensation and benefit plans. Based upon the representations made by each director and executive officer, we do not believe that any shares held by them are pledged as security. Except as otherwise indicated below, the beneficial owners have sole voting and investment power with respect to the shares beneficially owned.

BENEFICIAL OWNERSHIP OF COMMON STOCK (as of March 15, 2019)

Name	Shares of Common Stock[1]	Shares Subject to Exercisable Options[2]	Shares Subject to Settleable Rights or Units[3][4][5]	Total Shares Beneficially Owned	Percent of Class
Theodore H. Bunting, Jr.	16	—	22,967	22,983	*
E. Michael Caulfield	2,066	—	33,250	35,315	*
Susan L. Cross	—	—	643	643	*
Susan D. DeVore	750	—	—	750	*
Joseph J. Echevarria	—	—	17,698	17,698	*
Cynthia L. Egan	12,856	—	3,977	16,833	*
Kevin T. Kabat	34,742	—	10,521	45,263	*
Timothy F. Keaney	27,998	—	4,838	32,836	*
Gloria C. Larson	—	—	78,850	78,850	*
Ronald P. O'Hanley	11,174	—	9,303	20,477	*
Francis J. Shammo	7,579	—	3,442	11,021	*
Richard P. McKenney	381,603	39,760	—	421,363	*
John F. McGarry	80,499	—	28,376	108,874	*
Michael Q. Simonds	70,600	—	—	70,600	*
Timothy G. Arnold	25,995	—	—	25,995	*
Lisa G. Iglesias	40,739	—	—	40,739	*
All directors and executive officers as a group (20 persons)	**786,566**	**39,760**	**220,235**	**1,046,561**	*

(1)   Includes shares credited to the accounts of certain current and former executive officers, including Mr. McGarry – 3,205 shares, under the company's 401(k) Plan. Does not include shares credited to the accounts of certain executive officers under an inactive non-qualified defined contribution plan because, though measured in share value, they will be settled only in cash.

(2)   Represents the number of shares underlying stock options that may be exercised within 60 days after March 15, 2019.

(3) Represents the number of shares underlying deferred share rights and RSUs payable solely in shares (including dividend equivalent rights accrued on such rights or units) that may be settled within 60 days after March 15, 2019, including deferred share rights and RSUs that may be settled upon the termination of a director's service on the Board. For each non-employee director other than Ms. Cross, Ms. DeVore, Mr. Echevarria and Mr. Shammo, the amount includes shares underlying unvested RSUs that would vest upon retirement because the director meets the years of service requirement. Also does not include shares underlying RSUs (including dividend equivalent rights accrued thereon) that will not vest or cannot be settled within 60 days after March 15, 2019.

(4) As of March 15, 2019, the total number of shares underlying deferred share rights (including dividend equivalent rights accrued thereon) held by our non-employee directors, including those rights which cannot be settled in shares or within 60 days after March 15, 2019 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Mr. Bunting	—	Mr. Kabat	7,568
Mr. Caulfield	14,847	Mr. Keaney	2,039
Ms. Cross	643	Ms. Larson	44,521
Ms. DeVore	—	Mr. O'Hanley	5,439
Mr. Echevarria	9,146	Mr. Shammo	—
Ms. Egan	—		

(5) As of March 15, 2019, the total number of shares underlying RSUs (including dividend equivalent rights accrued thereon) held by our directors and executive officers, including those units which will not vest, or be settleable in shares, within 60 days after March 15, 2019 and thus are not deemed to be beneficially owned for purposes of this table, was as follows:

Mr. Bunting	22,967	Mr. Kabat	21,063	Mr. McKenney	147,671
Mr. Caulfield	18,403	Mr. Keaney	3,977	Mr. McGarry	28,376
Ms. Cross	955	Ms. Larson	34,329	Mr. Simonds	27,577
Ms. DeVore	3,977	Mr. O'Hanley	3,977	Mr. Arnold	14,824
Mr. Echevarria	12,529	Mr. Shammo	7,419	Ms. Iglesias	17,026
Ms. Egan	6,592			All directors and executive officers as a group	415,654

Security Ownership of Certain Shareholders

Detailed information about the shareholders known to us to beneficially own more than 5% of our common stock can be found in the table below, including beneficial ownership based on sole and/or shared voting power and investment (dispositive) power. Information is given as of the dates noted in the footnotes below.

BENEFICIAL OWNERSHIP

Name of Beneficial Owner	Address of Beneficial Owner	Amount of Beneficial Ownership	Percent of Common Stock Outstanding
The Vanguard Group, Inc.[1]	100 Vanguard Blvd. Malvern, PA 19355	24,176,276	11.05%
BlackRock, Inc.[3]	55 East 52nd Street New York, NY 10022	19,837,098	9.10%
FMR LLC[2]	245 Summer Street Boston, MA 02210	19,325,010	8.83%

(1) This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by The Vanguard Group, Inc. on February 11, 2019, which reflects beneficial ownership as of December 31, 2018. The Vanguard Group, Inc. reported that, in its capacity as investment adviser, it had sole voting power with respect 250,649 shares of our common stock, shared voting power with respect to 48,455 shares of our common stock, sole dispositive power with respect to 23,884,839 shares of our common stock, and shared dispositive power with respect to 291,437 shares of our common stock.

(2)   This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by BlackRock, Inc. on February 6, 2019, which reflects beneficial ownership as of December 31, 2018. BlackRock, Inc. reported that, in its capacity as the parent holding company or control person of the subsidiaries listed therein, it had sole voting power with respect to 16,821,130 shares of our common stock, sole dispositive power with respect to 19,837,098 shares of our common stock, and shared voting and dispositive power with respect to none of our shares.

(3)   This information is based on the Schedule 13G/A filed with the Securities and Exchange Commission by FMR LLC on February 13, 2019, which reflects beneficial ownership as of December 31, 2018. FMR LLC reported that, in its capacity as a parent holding company, it had sole voting power with respect to 3,095,833 shares of our common stock, sole dispositive power with respect to 19,325,010 shares of our common stock, and shared voting and dispositive power with respect to none of our shares. The Schedule 13G/A includes shares beneficially owned by subsidiaries controlled by or through FMR LLC, Abigail P. Johnson, Director, Vice Chairman and Chief Executive Officer of FMR LLC, and/or members of the family of Abigail P. Johnson, and Fidelity Low-Priced Stock Fund.

Section 16(a) — Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Securities Exchange Act of 1934, our directors, executive officers, and beneficial holders of more than 10% of our common stock are required to file with the Securities and Exchange Commission certain forms reporting their beneficial ownership of and transactions in our common stock. Based solely upon a review of those forms provided to us and any written representations that no other reports were required, we believe each of our directors and executive officers and 10% beneficial owners filed all required reports on a timely basis during the last fiscal year.

ITEMS TO BE VOTED ON

Election of Directors
(Item 1 on the Proxy Card)

Our Board of Directors currently has 12 members. One current member, E. Michael Caulfield, will retire from the Board at the 2019 Annual Meeting. Accordingly, the Board has reduced the number of Board members to 11 effective as of the 2019 Annual Meeting. All nominees will stand for election to one-year terms of office.

Upon the recommendation of the Governance Committee, the Board of Directors has nominated Theodore H. Bunting, Jr., Susan L. Cross, Susan D. DeVore, Joseph J. Echevarria, Cynthia L. Egan, Kevin T. Kabat, Timothy F. Keaney, Gloria C. Larson, Richard P. McKenney, Ronald P. O'Hanley and Francis J. Shammo for election to one-year terms expiring at the 2020 Annual Meeting. Each nominee currently serves on the Board and, except for Ms. Cross, has been previously elected to the Board by shareholders. Each nominee has agreed to continue to serve if elected, and the Board has no reason to believe that any nominee will be unable to serve if elected. However, if any nominee becomes unable or unwilling to serve before the 2020 Annual Meeting, proxies may be voted for another person nominated as a substitute by the Board, or the Board may reduce the number of directors. Information concerning these nominees is provided under the section titled "Director Nominees" beginning on page 18.

The Board of Directors unanimously recommends that you vote FOR the election of each of the nominees for director: Theodore H. Bunting, Jr., Susan L. Cross, Susan D. DeVore, Joseph J. Echevarria, Cynthia L. Egan, Kevin T. Kabat, Timothy F. Keaney, Gloria C. Larson, Richard P. McKenney, Ronald P. O'Hanley and Francis J. Shammo.

Advisory Vote to Approve Executive Compensation ("Say-on-Pay")
(Item 2 on the Proxy Card)

As required by Section 14A of the Securities Exchange Act of 1934 ("Exchange Act"), we are asking you to approve an advisory resolution on the compensation of our named executive officers as described in this proxy statement. This proposal, commonly known as a "Say-on-Pay" proposal, gives you the opportunity to endorse or not endorse our 2018 executive compensation programs and policies for the named executive officers through the following resolution:

> RESOLVED, that the shareholders approve, on an advisory basis, the compensation of the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K in the company's proxy statement for the 2019 Annual Meeting of Shareholders, including the Compensation Discussion and Analysis, the compensation tables and related narrative discussion.

For additional detail concerning the compensation of our named executive officers, please refer to the Compensation Discussion and Analysis beginning on page 42 and the compensation tables that follow.

We currently hold a Say-on-Pay vote every year. Although your vote is not binding on the Board of Directors or the Human Capital Committee, the Human Capital Committee will review the voting results and seek to understand the factors that influenced the vote. As it did last year, the Human Capital Committee will consider constructive feedback obtained through this process in making future decisions about our executive compensation programs and policies. Shareholders will next have an opportunity to cast a Say-on-Pay vote in 2020.

The Board unanimously recommends that you vote FOR approval of named executive officer compensation, as provided in the resolution above.

Ratification of Appointment of Independent Registered Public Accounting Firm
(Item 3 on the Proxy Card)

The Audit Committee of the Board of Directors is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm (independent auditor) retained to audit our financial statements. The Audit Committee has appointed Ernst & Young LLP as our independent auditor for 2019. The members of the Audit Committee and the Board believe that the continued retention of Ernst & Young LLP to serve as our independent auditor is in the best interests of the company and its shareholders.

The Board is seeking shareholder ratification of the appointment even though it is not legally required, as a matter of good corporate governance. If the appointment is not ratified, the Audit Committee will consider the shareholders' views in the future selection of the company's independent auditor.

Representatives of Ernst & Young LLP are expected to be present at the 2019 Annual Meeting. They will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

The Board unanimously recommends that you vote FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2019.

Independent Auditor Fees

The Audit Committee is responsible for the audit fee negotiations associated with the company's retention of Ernst & Young LLP. Aggregate fees billed for audit and other services rendered by Ernst & Young LLP for our fiscal years ended December 31, 2018 and 2017 are presented in the table below.

INDEPENDENT AUDITOR FEES

Types of Fees	2018	2017
Audit Fees[1]	$8,445,000	$7,864,000
Audit-Related Fees	445,500	407,000
Tax Fees[2]	770,900	615,000
All Other Fees	—	—
Total	**$9,661,400**	**$8,886,000**

(1)   The year-over-year increase in Audit Fees was primarily due to audit work related to the long-term care charge.

(2)   The year-over-year increase in Tax Fees was primarily due to work related to tax reform.

Audit Fees. This category includes fees associated with the audit of our annual financial statements, the review of financial statements included in our Quarterly Reports on Form 10-Q, the audit of internal control over financial reporting, and services provided in connection with statutory and regulatory filings.

Audit-Related Fees. This category consists of fees for assurance and related services that are reasonably related to the performance of the audit or review of financial statements or internal control over financial reporting. These services principally include accounting consultations, control reviews, and audit-related services for our employee benefit plans.

Tax Fees. This category consists of fees for tax compliance and advisory services.

All Other Fees. This category consists of fees for services not included in any of the above categories.

Policy for Pre-Approval of Audit and Non-Audit Services

The Audit Committee has a policy requiring advance approval of all audit and permissible non-audit services performed by the independent auditor. Under this policy, the Audit Committee sets pre-approved limits for specifically defined audit and non-audit services. The Committee considers whether such services are consistent with SEC rules on auditor independence. Specific approval by the Committee is required if fees for any particular service or aggregate fees for services of a similar nature exceed the pre-approved limits. The Committee has delegated to its chair the authority to approve permitted services, and the chair must report any such decisions to the Committee at its next scheduled meeting.

ABOUT THE 2019 ANNUAL MEETING

Proxies

We are soliciting proxies on behalf of the Board of Directors in connection with the 2019 Annual Meeting. This means we are asking you to sign a proxy designating individuals (known as proxies) to vote on your behalf at the 2019 Annual Meeting and at any later meeting to which the meeting may be adjourned or postponed. By use of a proxy, you can vote whether or not you attend the 2019 Annual Meeting.

Because we are soliciting your proxy, we are required to send you either our proxy materials or a Notice of Internet Availability of proxy materials (described in the next section). Our proxy materials include this proxy statement and our annual report to shareholders, which contains audited consolidated financial statements for our fiscal year ended December 31, 2018. If you received a printed copy of our proxy materials by mail, you also received a proxy card or voting instruction form for the 2019 Annual Meeting.

Internet availability of proxy materials

We are furnishing proxy materials to our shareholders primarily over the Internet. In most cases, we are mailing only a brief Notice of Internet Availability of proxy materials, rather than a full set of printed materials. The Notice of Internet Availability contains instructions on how to access our proxy materials and vote online. It also includes instructions on how to request paper or email delivery of our proxy materials. If you previously chose to receive our proxy materials electronically, you will continue to receive access to these materials via email until you elect otherwise. Our proxy materials may also be viewed on our investor relations website under the "SEC Filings" heading at www.investors.unum.com.

Attending the 2019 Annual Meeting in person

If you attend the 2019 Annual Meeting in person, you must present valid, government issued photo identification, such as a driver's license, and an admission ticket or proof of ownership of our shares as of the close of business on March 25, 2019, the record date. If you are a shareholder of record, your Notice of Internet Availability or the top half of your proxy card is your admission ticket. If you are a beneficial owner, you will need proof of ownership to enter the meeting. Examples of proof of ownership include your Notice of Internet Availability, or a recent brokerage statement or letter from the holder of record (your broker, bank or other nominee) confirming your beneficial ownership on the record date. For your safety and that of other shareholders, we reserve the right to inspect all personal items prior to admission. If you arrive at the 2019 Annual Meeting without proper documentation or refuse to comply with our security procedures, you may not be admitted. Each shareholder may appoint only one proxy holder or representative to attend the 2019 Annual Meeting on his or her behalf and we reserve the right to restrict admission to a single individual representing a shareholder.

You are a "shareholder of record" if your shares are registered directly in your name with our registrar and transfer agent, Computershare Trust Company, N.A.

You are a "beneficial owner" if your shares are held through a broker, bank or other nominee (i.e., held in street name). In this case, the broker, bank or nominee is the shareholder of record.

Directions

Directions to the location of the 2019 Annual Meeting in Portland, Maine are provided on our website at www.unum.com/directions.

Webcast

A live webcast of the 2019 Annual Meeting will be available on our investor relations website at www.investors.unum.com. To register, access the webcast on the website and provide the information requested. The webcast will begin at 10:00 a.m. Eastern Daylight Time on Thursday, May 23, 2019, and will be archived on the website through June 6, 2019.

Persons entitled to vote at the 2019 Annual Meeting

Shareholders of record as of the close of business on March 25, 2019, the record date, are entitled to vote their shares at the 2019 Annual Meeting. There were approximately 212,290,252 shares of our common stock outstanding on the record date. Each of those shares is entitled to one vote on each item of business to be voted on at the 2019 Annual Meeting.

If you are a beneficial owner, you are not entitled to vote in person at the 2019 Annual Meeting without a legal proxy from the broker, bank or other nominee that is the shareholder of record of your shares. You must ask your broker, bank or other nominee to furnish you with the legal proxy before the 2019 Annual Meeting. You must then bring that document with you to the 2019 Annual Meeting and submit it with a signed ballot that will be provided to you there.

Voting items and Board recommendations; Vote required; Abstentions and broker non-votes

You may either vote for, against or abstain on each of the voting items to be acted on at the 2019 Annual Meeting. The table below summarizes, for each voting item, the voting recommendation of the Board of Directors, the vote threshold required for approval, and the effect of abstentions and broker non-votes (i.e., shares held in street name that cannot be voted on certain matters by the shareholder of record if the beneficial owner has not provided voting instructions).

VOTING ITEMS

Items to be Voted on	Board Voting Recommendation	Vote Required for Approval	Effect of Abstention	Effect of Broker Non-Vote
Item 1: Election of 11 directors for terms expiring in 2020	FOR each nominee	Majority of votes cast with respect to the nominee	No effect because not counted as vote cast	No effect because not counted as vote cast
Item 2: Advisory vote to approve executive compensation	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	No effect because not entitled to vote
Item 3: Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2019	FOR	Majority of shares represented and entitled to vote	Same effect as AGAINST because is entitled to vote	Not applicable; may be discretionarily voted by broker

Voting your shares

If you are a shareholder of record, you may vote your shares using any of the following methods:

- **In person** – Attend the 2019 Annual Meeting and vote in person.

- **Mail** – If you received a paper copy of our proxy materials, mark, date and sign the proxy card and mail it to Proxy Services, c/o Computershare Investor Services, P.O. Box 43126, Providence, Rhode Island 02940-5138, using the accompanying pre-addressed, stamped envelope, so that it is received no later than the close of business on May 22, 2019.

- **Internet or telephone** – Visit www.envisionreports.com/UNM to vote over the Internet or call toll free 1-800-652-VOTE (8683) to vote using a touchtone telephone, in either case no later than 2:00 a.m. Eastern Daylight Time, May 23, 2019. You will need the control number found on the Notice of Internet Availability or the proxy card.

For shareholders of record, votes submitted by mail, over the Internet or by telephone will be voted at the 2019 Annual Meeting by the proxies named in the proxy card in the manner you indicate. If you sign and return a proxy card without marking specific voting instructions, the proxies will vote your shares FOR each director nominee and FOR each other voting item, as recommended by the Board of Directors.

If you are a beneficial owner, please refer to the Notice of Internet Availability or voting instruction form provided to you by your broker, bank or other nominee for details on how to provide voting instructions to such person. If your broker, bank or other nominee does not receive voting instructions from you, whether your shares can be voted by such person depends on the type of item being considered for vote. The only item of business at the 2019 Annual Meeting for which your broker, bank or other nominee has discretion to vote your shares without your voting instructions is the ratification of the appointment of our independent registered public accounting firm (Item 3). Unless it receives your voting instructions, your broker, bank or other nominee will not have discretion to vote your shares (resulting in a "broker non-vote") on any other item of business at the 2019 Annual Meeting (Items 1 and 2), including the election of directors. To ensure that your shares are voted on each of the important matters being voted on at the 2019 Annual Meeting, we encourage you to provide instructions to your broker, bank or nominee on how to vote your shares. As noted above, beneficial owners may vote in person at the 2019 Annual Meeting only if they bring a legal proxy obtained from their broker, bank or other nominee.

Changing your vote and revoking your proxy

If you are a shareholder of record and wish to change your vote after submitting a proxy, you may revoke that proxy by submitting a new proxy (either by mailing a new proxy card or by providing new voting instructions over the Internet or by telephone, in each case by the deadlines under "Voting your shares" above), by giving written notice of revocation to our Corporate Secretary, or by attending the 2019 Annual Meeting and voting in person.

If you are a beneficial owner, you may revoke a previously submitted proxy by submitting new voting instructions in the manner specified by your broker, bank or other nominee. If you obtain a legal proxy from your broker, bank or other nominee, you may also revoke a previously submitted proxy by voting in person at the 2019 Annual Meeting and submitting it with a signed ballot that will be provided to you there.

Quorum

A quorum is required to transact business at the 2019 Annual Meeting and is reached if the holders of a majority of the shares issued and outstanding and entitled to vote at the meeting are present in person or represented by proxies. Abstentions, broker non-votes and signed but unmarked proxy cards will count for purposes of determining whether a quorum is present at the 2019 Annual Meeting.

Inspectors of election

Representatives of our transfer agent, Computershare Trust Company, N.A., will tabulate the votes and act as inspectors of the election.

Other business

We are not aware of any business to be conducted at the 2019 Annual Meeting, other than as described in this proxy statement. If you submit a proxy, the individuals named on the proxy card will use their own judgment to determine how to vote your shares on any business not described in this proxy statement that is properly brought before the 2019 Annual Meeting.

Voting results

We will report the final voting results of the 2019 Annual Meeting on a Form 8-K to be filed with the SEC within four business days after the meeting. The Form 8-K will be available on our investor relations website under the "SEC Filings" heading at www.investors.unum.com or on the SEC's website at www.sec.gov.

ADDITIONAL INFORMATION

Cost of proxy solicitation

We pay the cost of soliciting proxies from our shareholders. Proxies are solicited by mail, and may also be solicited personally, electronically or by telephone by our directors, officers or employees, though none will receive additional compensation for doing this. We have retained Innisfree M&A Incorporated to assist in the solicitation of proxies for the 2019 Annual Meeting. We will pay Innisfree a fee of $20,000 and reasonable out-of-pocket expenses for its services. We also reimburse brokers, banks and other nominees for their expenses in sending proxy materials to their customers who are beneficial owners and obtaining their voting instructions.

Shareholder proposals and nominations for our 2020 Annual Meeting

If you intend to submit a proposal for inclusion in the proxy statement for our 2020 Annual Meeting pursuant to SEC Rule 14a-8, it must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no later than the close of business on December 13, 2019. Submitting a shareholder proposal does not guarantee that we will include it in our proxy statement if the proposal does not satisfy the requirements of SEC Rule 14a-8.

Our bylaws include a proxy access right, permitting a shareholder, or a group of up to 20 shareholders, who has maintained continuous qualifying ownership of at least 3% of our outstanding shares of capital stock entitled to vote in the election of directors for at least three years to nominate and include in our proxy materials director nominees constituting up to the greater of 20% of the Board or two directors, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our bylaws. Notice of proxy access director nominees must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than November 13, 2019 and no later than the close of business on December 13, 2019. However, in the event that that the 2019 Annual Meeting is to be held on a date that is more than 30 days before or after May 23, 2020 (the anniversary date of the 2019 Annual Meeting), then such notice must be received no later than the close of business on the 180th day prior to the date of the 2020 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2020 Annual Meeting is first made.

Our bylaws also establish advance notice procedures with respect to proposals and director nominations submitted by a shareholder for presentation directly at an Annual Meeting, rather than for inclusion in our proxy statement. To be properly brought before our 2020 Annual Meeting, a notice of the proposal or the shareholder wishes to present at the meeting other than pursuant to SEC Rule 14a-8 or nomination the shareholder wishes to present at the meeting other than pursuant to our proxy access bylaw must be received by the Corporate Secretary at our principal executive offices (at the address provided below) no earlier than the close of business on January 24, 2020 and no later than the close of business on February 24, 2020. However, in the event that that the 2020 Annual Meeting is to be held on a date that is more than 30 days before or more than 70 days after May 23, 2020 (the anniversary date of the 2019 Annual Meeting), then such notice must be received no earlier than the close of business on the 120th day prior to the date of the 2020 Annual Meeting and no later than the close of business on the later of the 90th day prior to the date of the 2020 Annual Meeting or the 10th day following the day on which public announcement of the date of the 2020 Annual Meeting is first made.

All such proposals and director nominations must satisfy the requirements set forth in our bylaws, a copy of which is available on our investor relations website under the "Corporate Governance" heading at www.investors.unum.com and may also be obtained at no cost from the Office of the Corporate Secretary. The chairman of the meeting may refuse to acknowledge or introduce any shareholder proposal or nomination if notice thereof is not received within the applicable deadlines or does not comply with the bylaws. If a shareholder fails to meet these deadlines, the persons named as proxies will be allowed to use their discretionary voting authority to vote on any such proposal or nomination as they determine appropriate if and when the matter is raised at the Annual Meeting.

Communications with the Board of Directors

Shareholders and interested parties may communicate with our Chairman of the Board, or any other director by contacting the Office of the Corporate Secretary as described below.

In accordance with a process approved by our Board of Directors, the Corporate Secretary reviews all correspondence received by the company and addressed to non-management directors. A log and copies of the correspondence are provided to the Chairman, who determines whether further distribution is appropriate and to whom it should be sent. Any director may at any time review this log and request copies of correspondence. Concerns relating to accounting, internal controls or auditing matters are promptly brought to the attention of our internal auditors and handled in accordance with procedures established by the Audit Committee. Copies of correspondence relating to corporate governance matters are also provided to the chair of the Governance Committee.

The Board has instructed that certain items unrelated to the duties and responsibilities of the Board be excluded from the process, including mass mailings, resumes and other forms of job inquiries, surveys, business solicitations or advertisements, and matters related to claims or employment.

Eliminating duplicate proxy materials

A single proxy statement and annual report to shareholders, along with individual proxy cards, or individual Notices of Internet Availability will be delivered in one envelope to multiple shareholders having the same last name and address and to shareholders with multiple accounts registered at our transfer agent with the same address, unless contrary instructions have been received from an affected shareholder. This is known as "householding" and it enables us to reduce the costs and environmental impact of the 2019 Annual Meeting. We will deliver promptly upon written or oral request a separate copy of the proxy statement, annual report to shareholders or Notice of Internet Availability to any shareholder residing at a shared address to which only one copy was delivered. If you are a shareholder of record and would like to receive separate copies of our proxy materials, whether for this year or future years, please contact Computershare Investor Services by calling toll-free 800-446-2617 or by writing to them at P.O. Box 43069, Providence, Rhode Island 02940-3069. The same phone number and address may be used to request delivery of a single copy of our proxy materials if you share an address with another shareholder and are receiving multiple copies. If you are a beneficial owner, you should contact your broker, bank or other nominee.

Contacting the Office of the Corporate Secretary

You may contact the Office of the Corporate Secretary by calling toll-free 800-718-8824 or by writing to:

Office of the Corporate Secretary
Unum Group
1 Fountain Square
Chattanooga, Tennessee 37402

Principal executive offices

Our principal executive offices are located at 1 Fountain Square, Chattanooga, Tennessee 37402. Our main telephone number is 423-294-1011.

Annual Report on Form 10-K

Upon request, we will provide to you by mail a free copy of our Annual Report on Form 10-K (including financial statements and financial statement schedules) for the fiscal year ended December 31, 2018. Please direct your request to the Office of the Secretary at the address provided above. The Annual Report on Form 10-K may also be accessed on our investor relations website under the "SEC Filings" heading at www.investors.unum.com or on the SEC's website at www.sec.gov.

Incorporation by reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the sections of this proxy statement entitled "Report of the Audit Committee" (to the extent permitted by the rules of the SEC) and "Report of the Human Capital Committee" shall not be deemed to be so incorporated, unless specifically provided otherwise in such filing.

APPENDIX A

Reconciliation of Non-GAAP Financial Measures

The following is a reconciliation of the most directly comparable GAAP measures to the non-GAAP financial measures as presented in this proxy statement.

	After-Tax Adjusted Operating Income (Loss)		Average Allocated Equity[1]		Adjusted Operating Return on Equity
Year Ended December 31, 2018					
Unum US	$	803.4	$	4,368.2	18.4%
Unum International		93.1		694.4	13.4%
Colonial Life		265.1		1,475.6	18.0%
Core Operating Segments		1,161.6		6,538.2	17.8%
Closed Block		117.0		3,512.5	
Corporate		(133.6)		(1,359.1)	
Total	$	1,145.0	$	8,691.6	13.2%

(1) Excludes unrealized gain (loss) on securities and net gain on hedges and is calculated using the stockholders' equity balances presented below. Due to the implementation of a Financial Accounting Standards Board update for which the beginning balance of 2018 for certain stockholders' equity line items were adjusted, we are computing the average equity for 2018 using internally allocated equity that reflects the adjusted beginning balance at January 1, 2018. As a result, average equity for the year ended December 31, 2018 for certain of our segments will not compute using the historical allocated equity at December 31, 2017.

	12/31/2018		12/31/2017	
Total Stockholders' Equity	$	8,621.8	$	9,574.9
Excluding:				
Net Unrealized Gain (Loss) on Securities		(312.4)		607.8
Net Gain on Hedges		250.6		282.3
Total Adjusted Stockholders' Equity	$	8,683.6	$	8,684.8

	Twelve Months Ended
	12/31/2018
Average Adjusted Stockholders' Equity	$ 8,691.6

	Year Ended December 31					
	2018		**2017**		**2016**	
	(in millions)	**per share***	**(in millions)**	**per share***	**(in millions)**	**per share***
Net Income	$ 523.4	$ 2.38	$ 994.2	$ 4.37	$ 931.4	$ 3.95
Excluding:						
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $(11.0); $15.0; $8.4)	(28.5)	(0.12)	25.3	0.11	15.8	0.07
Loss from Guaranty Fund Assessment (net of tax benefit of $-; $7.2; $-)	—	—	(13.4)	(0.06)	—	—
Unclaimed Death Benefits Reserve Increase (net of tax benefit $-; $13.6; $-)	—	—	(25.4)	(0.11)	—	—
Net Tax Benefit from Impacts of TCJA	—	—	31.5	0.14	—	—
Long-term Care Reserve Increase (net of tax benefit of $157.7; $-; $-)	(593.1)	(2.70)	—	—	—	—
After-tax Adjusted Operating Income	$ 1,145.0	$ 5.20	$ 976.2	$ 4.29	$ 915.6	$ 3.88

	Year Ended December 31					
	2015		**2014**		**2013**	
	(in millions)	**per share***	**(in millions)**	**per share***	**(in millions)**	**per share***
Net Income	$ 867.1	$ 3.50	$ 402.1	$ 1.57	$ 847.0	$ 3.19
Excluding:						
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $(17.7); $3.3; $2.9)	(26.1)	(0.11)	12.8	0.05	3.9	0.02
Costs Related to Early Retirement of Debt (net of tax benefit of $-; $2.8; $-)	—	—	(10.4)	(0.04)	—	—
Reserve Charge for Closed Block (net of tax benefit of $-; $244.4; $-)	—	—	(453.8)	(1.77)	—	—
Pension Settlement Loss (net of tax benefit of $-; $22.5; $-)	—	—	(41.9)	(0.16)	—	—
Unclaimed Death Benefits Reserve Increase (net of tax benefit of $-; $-; $33.4)	—	—	—	—	(62.1)	(0.24)
Group Life Waiver of Premium Benefit Reserve Reduction (net of tax expense of $-; $-; $29.8)	—	—	—	—	55.2	0.21
After-tax Adjusted Operating Income	$ 893.2	$ 3.61	$ 895.4	$ 3.49	$ 850.0	$ 3.20

*Assuming Dilution.

	Year Ended December 31					
	2012		**2011**		**2010**	
	(in millions)	**per share***	**(in millions)**	**per share***	**(in millions)**	**per share***
Net Income	$ 888.1	$ 3.15	$ 283.6	$ 0.94	$ 877.6	$ 2.69
Excluding:						
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $19.1; $(1.3); $9.0)	37.1	0.13	(3.6)	(0.01)	15.7	0.05
Reserve Charge for Closed Block (net of tax benefit of $-; $265.0; $-)	—	—	(492.1)	(1.62)	—	—
Deferred Acquisition Costs for Closed Block (net of tax benefit of $-; $68.5; $-)	—	—	(127.5)	(0.42)	—	—
Special Tax Items	—	—	22.7	0.08	(10.2)	(0.03)
After-tax Adjusted Operating Income	$ 851.0	$ 3.02	$ 884.1	$ 2.91	$ 872.1	$ 2.67

	Year Ended December 31					
	2009		**2008**		**2007****	
	(in millions)	**per share***	**(in millions)**	**per share***	**(in millions)**	**per share***
Net Income	$ 847.3	$ 2.55	$ 553.4	$ 1.62	$ 679.3	$ 1.91
Excluding:						
Income from Discontinued Operations	—	—	—	—	6.9	0.02
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $11,5; $(161.8); $(22.0))	0.2	—	(304.1)	(0.89)	(43.2)	(0.12)
Regulatory Reassessment Charges (net of tax benefit of $-; $-; $31.3)	—	—	—	—	(34.5)	(0.10)
Debt Extinguishment Costs (net of tax benefit of $-; $-; $20.5)	—	—	—	—	(38.3)	(0.11)
Special Tax Items	—	—	—	—	2.2	0.01
After-tax Adjusted Operating Income	$ 847.1	$ 2.55	$ 857.5	$ 2.51	$ 786.2	$ 2.21

*Assuming Dilution.

**Does not reflect the impact of ASU 2010-26.

| | Year Ended December 31 | | | |
| | 2006** | | 2005** | |
	(in millions)	per share *	(in millions)	per share *
Net Income	$ 411.0	$ 1.23	$ 513.6	$ 1.64
Excluding:				
Income from Discontinued Operations	7.4	0.02	9.6	0.03
Net Realized Investment Gain (Loss) (net of tax expense (benefit) of $0.7; $(2.4))	1.5	0.01	(4.3)	(0.02)
Regulatory Reassessment Charges (net of tax benefit of $129.0; $1.1)	(267.4)	(0.79)	(51.6)	(0.16)
Debt Extinguishment Costs (net of tax benefit of $8.9; $-)	(16.9)	(0.05)	—	—
Other (net of tax expense (benefit) of $(5.8); $1.7)	(12.7)	(0.04)	4.0	0.01
Special Tax Items	95.8	0.28	42.8	0.14
After-tax Adjusted Operating Income	$ 603.3	$ 1.80	$ 513.1	$ 1.64

* Assuming Dilution.

** Does not reflect the impact of ASU 2010-26.

| | 12/31/2018 | | 12/31/2017 | | 12/31/2016 | |
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 8,621.8	$ 40.19	$ 9,574.9	$ 43.02	$ 8,968.0	$ 39.02
Excluding:						
Net Unrealized Gain (Loss) on Securities	(312.4)	(1.46)	607.8	2.73	440.6	1.92
Net Gain on Hedges	250.6	1.17	282.3	1.27	327.5	1.42
Subtotal	8,683.6	40.48	8,684.8	39.02	8,199.9	35.68
Excluding:						
Foreign Currency Translation Adjustment	(305.2)	(1.42)	(254.5)	(1.15)	(354.0)	(1.54)
Subtotal	8,988.8	41.90	8,939.3	40.17	8,553.9	37.22
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(447.2)	(2.08)	(508.1)	(2.28)	(465.1)	(2.02)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income (Loss)	$ 9,436.0	$ 43.98	$ 9,447.4	$ 42.45	$ 9,019.0	$ 39.24

	12/31/2015		12/31/2014		12/31/2013	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 8,663.9	$ 35.96	$ 8,521.9	$ 33.78	$ 8,639.9	$ 33.23
Excluding:						
Net Unrealized Gain on Securities	204.3	0.84	290.3	1.15	135.7	0.52
Net Gain on Hedges	378.0	1.57	391.0	1.55	396.3	1.52
Subtotal	8,081.6	33.55	7,840.6	31.08	8,107.9	31.19
Excluding:						
Foreign Currency Translation Adjustment	(173.6)	(0.72)	(113.4)	(0.45)	(47.1)	(0.18)
Subtotal	8,255.2	34.27	7,954.0	31.53	8,155.0	31.37
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(392.6)	(1.63)	(401.5)	(1.59)	(229.9)	(0.88)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income	$ 8,647.8	$ 35.90	$ 8,355.5	$ 33.12	$ 8,384.9	$ 32.25

	12/31/2012		12/31/2011		12/31/2010	
	(in millions)	per share	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 8,604.6	$ 31.84	$ 8,168.0	$ 27.91	$ 8,483.9	$ 26.80
Excluding:						
Net Unrealized Gain on Securities	873.5	3.23	614.8	2.11	416.1	1.31
Net Gain on Hedges	401.6	1.48	408.7	1.39	361.0	1.14
Subtotal	7,329.5	27.13	7,144.5	24.41	7,706.8	24.35
Excluding:						
Foreign Currency Translation Adjustment	(72.6)	(0.26)	(117.6)	(0.41)	(107.1)	(0.34)
Subtotal	7,402.1	27.39	7,262.1	24.82	7,813.9	24.69
Excluding:						
Unrecognized Pension and Postretirement Benefit Costs	(574.5)	(2.13)	(444.1)	(1.51)	(318.6)	(1.00)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income	$ 7,976.6	$ 29.52	$ 7,706.2	$ 26.33	$ 8,132.5	$ 25.69

	12/31/2009		12/31/2008	
	(in millions)	per share	(in millions)	per share
Total Stockholders' Equity (Book Value)	$ 8,045.0	$ 24.25	$ 5,941.5	$ 17.94
Excluding:				
Net Unrealized Gain (Loss) on Securities	382.7	1.16	$ (837.4)	$ (2.53)
Net Gain on Hedges	370.8	1.12	458.5	1.38
Subtotal	7,291.5	21.97	6,320.4	19.09
Excluding:				
Foreign Currency Translation Adjustment	(75.3)	(0.23)	(172.8)	(0.52)
Subtotal	7,366.8	22.20	6,493.2	19.61
Excluding:				
Unrecognized Pension and Postretirement Benefit Costs	(330.7)	(1.00)	(406.5)	(1.23)
Total Stockholders' Equity, Excluding Accumulated Other Comprehensive Income (Loss)	$ 7,697.5	$ 23.20	$ 6,899.7	$ 20.84





Unum Group

1 Fountain Square

Chattanooga, TN 37402

www.unum.com

  



Using a **black ink** pen, mark your votes with an **X** as shown in this example.
Please do not write outside the designated areas.

| X |

Annual Meeting Proxy Card

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A **Proposals — You must sign the card below for your vote to be counted.**

The Board of Directors recommends a vote <u>FOR</u> each of the nominees listed.

1. Election of Directors:

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain
01 - Theodore H. Bunting, Jr.	☐	☐	☐	02 - Susan L. Cross	☐	☐	☐	03 - Susan D. Devore	☐	☐	☐
04 - Joseph J. Echevarria	☐	☐	☐	05 - Cynthia L. Egan	☐	☐	☐	06 - Kevin T. Kabat	☐	☐	☐
07 - Timothy F. Keaney	☐	☐	☐	08 - Gloria C. Larson	☐	☐	☐	09 - Richard P. McKenney	☐	☐	☐
10 - Ronald P. O'Hanley	☐	☐	☐	11 - Francis J. Shammo	☐	☐	☐				

The Board of Directors recommends a vote <u>FOR</u> Proposals 2 and 3.

	For	Against	Abstain		For	Against	Abstain
2. To approve, on an advisory basis, the compensation of the company's named executive officers.	☐	☐	☐	3. To ratify the appointment or Ernst & Young LLP as the company's independent registered public accounting firm for 2019.	☐	☐	☐

B **Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.**

PLEASE SIGN THIS PROXY EXACTLY AS YOUR NAME OR NAMES APPEARS HEREON. IF STOCK IS HELD JOINTLY, SIGNATURES SHOULD APPEAR FOR BOTH NAMES. WHEN SIGNING AS AN ATTORNEY, EXECUTOR, ADMINISTRATOR, TRUSTEE, GUARDIAN OR CUSTODIAN, PLEASE INDICATE THE CAPACITY IN WHICH YOU ARE ACTING.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

   1 U P X   4 0 3 9 9 1

030VGC

Important notice regarding the Internet availability of proxy materials for the Annual Meeting of Shareholders.
The material is available at: www.edocumentview.com/UNM

▼ IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Unum Group

Annual Meeting of Stockholders

May 23, 2019
10:00 am Eastern Daylight Time
2211 Congress Street, Portland, ME 04102

This Proxy is solicited on behalf of the Board of Directors of Unum Group.

The undersigned hereby appoints John F. McGarry and Lisa G. Iglesias, or either of them, proxies, each with full power of substitution, acting jointly or by either of them if only one be present and acting, to vote and act with respect to all of the shares of common stock of the undersigned in Unum Group, at the Annual Meeting, upon all matters that may properly come before the meeting, including the matters described in the Proxy Statement furnished herewith, subject to the directions indicated on the reverse side of this card or through the telephone or Internet proxy procedures, and at the discretion of the proxies on any other matters that may properly come before the meeting. **If specific voting instructions are not given with respect to the matters to be acted upon and the signed card is returned, the proxies will vote in accordance with the Board of Directors' recommendations provided on the reverse side of this card, and at their discretion on any other matters that may properly come before the meeting.**

This proxy card, when signed and returned, will also constitute voting instructions to the trustee for shares held in the Unum Group 401(k) Retirement Plan or to the broker-dealer for shares held in the Employee Stock Purchase Plan. If voting instructions representing shares in the foregoing employee benefit plans are not received, those shares will not be voted.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF ALL OF THE DIRECTOR NOMINEES LISTED IN PROPOSAL 1, AND "FOR" PROPOSALS 2 AND 3. IF OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, THE PROXIES WILL VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT.